Exhibit 2.1

EXECUTION VERSION

AGREEMENT AND PLAN OF MERGER

BY AND AMONG

SANDRIDGE ENERGY, INC.

BROOK MERGER SUB, INC.

AND

BONANZA CREEK ENERGY, INC.

DATED AS OF NOVEMBER 14, 2017

i

4.24	Derivative Transactions	42
4.25	No Other Representations or Warranties; Reliance Disclaimer	42

ARTICLE V REPRESENTATIONS AND WARRANTIES OF PARENT AND MERGER SUB		43

5.1	Organization, General Authority and Standing	43
5.2	Capital Structure	43
5.3	Parent Subsidiaries; Equity Interests	44
5.4	Authority; Execution and Delivery; Enforceability	45
5.5	No Conflicts; Consents	46
5.6	SEC Documents; Undisclosed Liabilities	46
5.7	Information Supplied	47
5.8	Absence of Certain Changes or Events	48
5.9	Taxes	48
5.10	Labor Relations	49
5.11	Employee Benefits	49
5.12	Title to Properties	50
5.13	Reserve Report	51
5.14	Material Contracts	51
5.15	Litigation	52
5.16	Compliance with Laws	52
5.17	Environmental Matters	52
5.18	Intellectual Property	53
5.19	Insurance	53
5.20	Regulatory Matters	54
5.21	Brokers and Other Advisors	54
5.22	Opinion of Financial Advisor	54
5.23	Related Party Transactions	54
5.24	Business Conduct	54
5.25	Availability of Funds	55
5.26	No Other Representations or Warranties; Reliance Disclaimer	55

ARTICLE VI COVENANTS		55

6.1	Conduct of Business by the Company	55
6.2	Conduct of Business by Parent	58
6.3	Consummation of the Merger	61
6.4	No Solicitation and Company Change in Recommendation	62
6.5	No Solicitation and Parent Change in Recommendation	66
6.6	Preparation of Joint Proxy Statement and Registration Statement	70
6.7	Stockholders Meetings	71
6.8	Access to Information: Confidentiality	73
6.9	Public Statements	74
6.10	Takeover Laws	74
6.11	Third-Party Approvals	75
6.12	Indemnification; Directors’ and Officers’ Insurance	75

ii

6.13	Section 16 Matters	78
6.14	Employee Matters	78
6.15	Transaction Litigation	80
6.16	Listing Application	80
6.17	Notification of Certain Matters	80
6.18	Directors of Parent Following the Effective Time	81

ARTICLE VII CONDITIONS TO CONSUMMATION OF THE MERGER		81

7.1	Mutual Closing Conditions	81
7.2	Additional Company Conditions to Closing	82
7.3	Additional Parent Conditions to Closing	82
7.4	Frustration of Closing Conditions	83

ARTICLE VIII TERMINATION		83

8.1	Termination of Agreement	83
8.2	Procedure Upon Termination	85
8.3	Effect of Termination	85
8.4	Fees and Expense Reimbursement	85

ARTICLE IX MISCELLANEOUS		88

9.1	Amendment or Supplement	88
9.2	Counterparts	88
9.3	Notices	88
9.4	Assignment	89
9.5	Entire Understanding: No Third-Party Beneficiaries	89
9.6	Severability	89
9.7	Governing Law; Venue; Waiver of Jury Trial	90
9.8	No Recourse	91
9.9	Specific Performance	91
9.10	Transfer Taxes	91
9.11	Extension; Waiver	92
9.12	Survival	92

iii

AGREEMENT AND PLAN OF MERGER

This AGREEMENT AND PLAN OF MERGER, dated as of November 14, 2017 (this “Agreement”), is entered into by and among SandRidge Energy, Inc., a Delaware corporation (“Parent”), Brook Merger Sub, Inc., a Delaware corporation and wholly owned subsidiary of Parent (“Merger Sub”), and Bonanza Creek Energy, Inc., a Delaware corporation (the “Company”) and collectively with Parent and Merger Sub, the “Parties”).

RECITALS

WHEREAS, the Board of Directors of the Company (the “Company Board”), at a meeting duly called and held, (a) determined that this Agreement and the transactions contemplated hereby, including the Merger, are fair to, and in the best interests of, the Company’s stockholders, (b) approved and declared advisable this Agreement and the transactions contemplated hereby, including the Merger, (c) directed that this Agreement be submitted to the holders of Company Common Stock for adoption and (d) resolved to recommend that the holders of Company Common Stock approve and adopt this Agreement and the transactions contemplated hereby, including the Merger;

WHEREAS, the Board of Directors of Parent (the “Parent Board”), at a meeting duly called and held, (a) determined that this Agreement and the transactions contemplated hereby, including the issuance of the shares of common stock of Parent, par value $0.001 per share (“Parent Common Stock”), pursuant to this Agreement (the “Parent Common Stock Issuance”), are fair to, and in the best interest of, Parent and Parent’s shareholders, (b) approved and declared advisable this Agreement and the transactions contemplated hereby, including the Parent Common Stock Issuance and (c) recommended that the holders of Parent Common Stock approve the Parent Common Stock Issuance; and

WHEREAS, the Board of Directors of Merger Sub (the “Merger Sub Board”) has by unanimous vote (a) determined that this Agreement and the transactions contemplated hereby, including the Merger, are fair to, and in the best interests of, Merger Sub’s sole stockholder, (b) approved and declared advisable this Agreement and the transactions contemplated hereby, including the Merger and (c) submitted this Agreement to Parent, as sole stockholder of Merger Sub, for adoption thereby and recommended that Parent approve and adopt this Agreement and the transactions contemplated hereby, including the Merger (and Parent, as sole stockholder, has executed and delivered a unanimous written consent of the sole stockholder of Merger Sub adopting this Agreement and approving the transactions contemplated hereby in accordance with the DGCL (as defined herein), which consent shall become effective immediately following the execution and delivery of this Agreement).

NOW, THEREFORE, in consideration of the foregoing and the representations, warranties, covenants and agreements contained in this Agreement, and for other valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Parties agree as follows:

ARTICLE I
CERTAIN DEFINITIONS

1.1        Certain Definitions. As used in this Agreement, the following terms have the meanings set forth below:

“2017 Bonus” has the meaning set forth in Section 6.14(b).

“Affiliate” means, with respect to a specified Person, any other Person, whether now in existence or hereafter created, directly or indirectly controlling, controlled by or under direct or indirect common control with such specified Person. For purposes of this definition and the definition of Subsidiary, “control” (including, with correlative meanings, “controlling,” “controlled by” and “under common control with”) means, with respect to a Person, the power to direct or cause the direction of the management and policies of such Person, directly or indirectly, whether through the ownership of equity interests, including, but not limited to, voting securities, by contract or agency or otherwise.

“Agreement” has the meaning set forth in the Preamble.

“Alternative Proposal” means any contract, proposal, offer or indication of interest relating to any transaction or series of related transactions (other than transactions with Parent or any of the Parent Subsidiaries) involving: (a) any direct or indirect acquisition (by asset purchase, stock purchase, merger, or otherwise) by any Person or “group” (as defined under Section 13(d) of the Exchange Act) of any business or assets of the Company or any Company Subsidiary (including capital stock of or ownership interest in any Subsidiary) that generated 20% or more of the Company’s and the Company Subsidiaries’ net revenue or earnings before interest, Taxes, depreciation and amortization for the preceding twelve months, or any license, lease or long-term supply agreement having a similar economic effect, (b) any direct or indirect acquisition of beneficial ownership by any Person or “group” of 20% or more of the outstanding shares of Company Common Stock or any tender or exchange offer that, if consummated, would result in any Person or “group” beneficially owning 20% or more of the outstanding shares of Company Common Stock or (c) merger, consolidation, share exchange, business combination, recapitalization, liquidation, dissolution or similar transaction involving the Company which is structured to permit any Person or “group” or stockholders of any Person to acquire beneficial ownership of 20% or more of the Company’s and the Company Subsidiaries’ assets or equity interests.

“Antitrust Law” means the Sherman Act, the Clayton Act, the HSR Act, the Federal Trade Commission Act, and all other applicable Laws issued by a Governmental Entity that are designed or intended to prohibit, restrict or regulate actions having the purpose or effect of monopolization or restraint of trade or lessening of competition.

“Appraisal Shares” has the meaning set forth in Section 3.3(i).

“Benefit Plan” means (a) any “employee benefit plan” (within the meaning of Section 3(3) of ERISA, regardless of whether such plan is subject to ERISA), and (b) any equity or equity-based, bonus, incentive, deferred compensation, hospitalization or other medical, dental, vision, accident, disability, or life insurance plan, or any employment, change in control, retention or severance pay agreement.

“Book-Entry Shares” has the meaning set forth in Section 3.3(b)(i).

“Business Day” means any day that is a trading day on the NYSE.

“Cash Portion” has the meaning set forth in Section 3.1(b)(i).

“Certificate of Merger” has the meaning set forth in Section 2.2(b).

“Certificates” has the meaning set forth in Section 3.4(b)(i).

“Closing” has the meaning set forth in Section 2.2(a).

“Closing Date” has the meaning set forth in Section 2.2(a).

“Code” means the Internal Revenue Code of 1986.

“Company” has the meaning set forth in the Preamble.

“Company Balance Sheet” has the meaning set forth in Section 4.6(c).

“Company Benefit Plan” means a Benefit Plan maintained, sponsored or contributed to by the Company or any Company Subsidiary.

“Company Board” has the meaning set forth in the Recitals.

“Company Board Recommendation” has the meaning set forth in Section 4.4(b).

“Company Change in Recommendation” has the meaning set forth in Section 6.4(c).

“Company Common Stock” has the meaning set forth in Section 3.1(b)(i).

“Company Disclosure Letter” has the meaning set forth in Article IV.

“Company Expenses” means an amount equal to the lesser of (a) the reasonable and documented out-of-pocket fees and expenses incurred by the Company in connection with this Agreement and the transactions contemplated by this Agreement and (b) $3,730,888.

“Company Intellectual Property” has the meaning set forth in Section 4.18.

“Company Intervening Event” means any material event, fact, circumstance, development or occurrence that is not known by the Company Board as of the date of this Agreement (or if known, the magnitude or material consequences of which are not known by the Company Board as of the date of this Agreement), which event, fact, circumstance, development or occurrence becomes known (or the magnitude or material consequences thereof become known) to or by the Company Board prior to obtaining Company Stockholder Approval;

provided, however that no event, fact, circumstance, development or occurrence shall constitute or be deemed to constitute a Company Intervening Event if it (a) relates to a Company Superior Proposal or an Alternative Proposal, (b) relates to changes in the market price or trading volume of the Company Common Stock or the Parent Common Stock or the fact that a Party or any Subsidiary of a Party meets or exceeds (or fails to meet or exceed) internal or published projections or guidance, or (c) results from any (i) action taken or omitted by Company or any Company Subsidiary that is required to be taken or omitted by the Company or any Company Subsidiary pursuant this Agreement or (ii) breach of this Agreement by the Company or any of the Company Subsidiaries or its or their directors, officers, employees or other Representatives.

“Company Intervening Event Notice” has the meaning set forth in Section 6.4(f).

“Company Intervening Event Notice Period has the meaning set forth in Section 6.4(f).

“Company Material Adverse Effect” means any fact, circumstance, development, change, event, effect or occurrence that, individually or in the aggregate, has a material adverse effect on (a) the business, assets, properties, financial condition or results of operations of the Company and the Company Subsidiaries, taken as a whole, or (b) the ability of the Company to consummate the Merger; provided that none of the following shall be deemed either alone or in combination to constitute, and none of the following shall be taken into account in determining whether there has been a Company Material Adverse Effect:  any change, event, effect or occurrence that results from or arises in connection with (i) (A) the oil and gas exploration and production industry generally; (B) the natural gas gathering, compressing, treating, processing and transportation industry generally; (C) the natural gas liquids fractionating and transportation industry generally; (D) the crude oil and condensate logistics and marketing industry generally; and (E) the natural gas marketing and trading industry generally (including in each case changes in the Laws affecting such industries), (ii) general economic or regulatory, legislative or political conditions (or changes therein) or securities, credit, financial or other capital markets conditions (including changes generally in prevailing interest rates, currency exchange rates, credit markets and price levels or trading volumes), (iii) any change or prospective change in applicable Law or GAAP (or interpretation or enforcement thereof), (iv) geopolitical conditions, the outbreak or escalation of hostilities, any acts of war (whether or not declared), sabotage, terrorism or any epidemics, or any escalation or worsening of any such acts of war (whether or not declared), sabotage or terrorism or any epidemics, (v) any hurricane, tornado, flood, volcano, earthquake or other natural or man-made disaster or any other national or international calamity or crises, (vi) the failure, in and of itself, of the Company or the Company Subsidiaries to meet any internal or published projections, forecasts, estimates or predictions in respect of revenues, earnings or other financial or operating metrics before, on or after the date of this Agreement, or changes or prospective changes in the market price or trading volume of the Company Common Stock or the credit rating of the Company (it being understood that the underlying facts giving rise or contributing to such failure or change may be taken into account in determining whether there has been a Company Material Adverse Effect if such facts are not otherwise excluded under this definition), (vii) the announcement, pendency and consummation of any of the transactions contemplated hereby or any Proceeding in respect of this Agreement or any of the transactions contemplated hereby (provided that the exception in this clause (vii) shall not apply to any representation or warranty contained in Section 4.5), (viii) the compliance with the covenants contained in this Agreement (provided that the exception in this clause (viii) shall not apply to any representation or warranty contained in Section 4.5 or to any obligation of the Company or any Company Subsidiary in accordance with Section 6.1), (ix) (A) any action taken by the Company or any Company Subsidiary at Parent’s written request or with Parent’s written consent or (B) the failure to take any action by the Company or any Company Subsidiary if that action is prohibited by this Agreement to the extent that Parent fails to give its written consent after receipt of a request therefor and (x) the identity of, or any facts or circumstances relating to, Parent, Merger Sub or their respective Affiliates, except in the case of clauses (i), (ii) or (iii) to the extent disproportionately affecting the Company or any Company Subsidiary when compared to other Persons operating in the same industries.

“Company Permits” has the meaning set forth in Section 4.16(b).

“Company Preferred Stock” has the meaning set forth in Section 4.2(a).

“Company Reserve Report” has the meaning set forth in Section 4.13.

“Company RSU” means all restricted share units payable in shares of Company Common Stock or whose value is determined with reference to the value of shares of Company Common Stock, granted pursuant to the Company Stock Plan.

“Company Specified Contract” has the meaning set forth in Section 4.14(a).

“Company Stock Option” means all stock options to acquire shares of Company Common Stock from the Company granted pursuant to the Company Stock Plan.

“Company Stock Plan” means the Bonanza Creek Energy, Inc. 2017 Long Term Incentive Plan.

“Company Stockholder” has the meaning set forth in the Recitals.

“Company Stockholder Approval” has the meaning set forth in Section 4.4(c).

“Company Stockholders Meeting” means the meeting of the stockholders of the Company to consider the adoption of this Agreement (including any postponement, adjournment or recess thereof).

“Company Subsidiary” means each Subsidiary of the Company.

“Company Superior Proposal” means an unsolicited, bona fide written proposal by any Person or group (other than Parent or any of its Affiliates) to acquire, directly or indirectly or as a result of which the stockholders of any Person (other than Parent or any of its Affiliates) would acquire, (a) businesses or assets of the Company or any Company Subsidiary (including capital stock or ownership interest in any Subsidiary) that generated 50% or more of the Company’s and the Company Subsidiaries’ net revenue or earnings before interest, Taxes, depreciation and amortization for the preceding twelve months, respectively, or (b) more than 50% of the outstanding shares of Company Common Stock, in each case whether by way of merger, amalgamation, share exchange, tender offer, exchange offer, recapitalization, consolidation, sale of assets or otherwise, that in the good faith determination of the Company Board or any committee thereof, after consultation with its advisors and after taking into account relevant legal, financial, regulatory, estimated timing of consummation and other aspects of such proposal and the Person or “group” making such proposal, would, if consummated in accordance with its terms, result in a transaction more favorable, from a financial point of view, to the Company’s stockholders than the transactions contemplated by this Agreement.

“Company Superior Proposal Notice” has the meaning set forth in Section 6.4(e)(iii).

“Company Superior Proposal Notice Period” has the meaning set forth in Section 6.4(e)(iii).

“Company Warrants” means any of the warrants issued pursuant to the Company Warrant Agreement.

“Company Warrant Agreement” means that certain Warrant Agreement dated as of April 28, 2017 by and among the Company and Broadridge Corporate Issuer Solutions, Inc.

“Compensation Exchange Ratio” means the sum of (a) the Exchange Ratio and (b) the quotient of (i) the Cash Portion divided by (ii) the Parent Stock Price.

“Confidentiality Agreement” has the meaning set forth in Section 6.8(b).

“Consent” has the meaning set forth in Section 4.5(b).

“Continuation Period” has the meaning set forth in Section 6.14(a).

“Continuing Employee” has the meaning set forth in Section 6.14(a).

“Contract” has the meaning set forth in Section 4.5(a).

“Converted RSU” has the meaning set forth in Section 3.2(b)(ii).

“Converted Stock Option” has the meaning set forth in Section 3.2(b)(i).

“Derivative Transaction” means any forward, future, hedge, swap, collar, put, call, floor, cap, option, warrant or other Contract or transaction that relates to one or more currencies, commodities (including Hydrocarbons and produced Hydrocarbons), bonds, equity securities, loans, interest rates, catastrophe events, weather-related events, credit-related events or conditions or any indexes, or any other similar Contract or transaction (or combination of any of these transactions), and any related credit support, collateral or other similar arrangements related to such transactions.

“DGCL” means the Delaware General Corporation Law, 8 Del. C. §8-101 et seq.

“Director RSU” has the meaning set forth in Section 3.2(b)(ii).

“Effective Time” has the meaning set forth in Section 2.2(b).

“Environmental Law” means any Law that relates to pollution or protection of the environment or natural resources.

“Environmental Permit” means any permit, license, consent, certification, variance, exemption, approval or other authorization required under any Environmental Law.

“ERISA” means the Employee Retirement Income Security Act of 1974, 29 U.S.C. § 1001 et seq.

“ERISA Affiliate” means all Persons (whether or not incorporated) that would be treated together with a Person or any of its Affiliates as a “single employer” within the meaning of Section 414 of the Code or Section 4001 of ERISA.

“Exchange Act” means the Securities Exchange Act of 1934, 15 U.S.C. § 78a et seq., and the rules and regulations promulgated thereunder.

“Exchange Agent” has the meaning set forth in Section 3.3(a).

“Exchange Fund” means any cash and shares of Parent Common Stock deposited with the Exchange Agent (including as payment for fractional shares in accordance with Section 3.3(h) and any dividends or other distributions in accordance with Section 3.3(g)).

“Exchange Ratio” means the following (in each case rounded to four decimal places): (a) if the Parent Stock Price is an amount greater than $21.38, then the Exchange Ratio shall be 0.7858, (b) if the Parent Stock Price is an amount greater than or equal to $17.50 but less than or equal to $21.38, then the Exchange Ratio shall be an amount equal to the quotient obtained by dividing (i) $16.80 by (B) the Parent Stock Price, and (c) if the Parent Stock Price is an amount less than $17.50, then the Exchange Ratio shall be 0.9600.

“Filed Company SEC Documents” has the meaning set forth in Article IV.

“Filed Parent SEC Documents” has the meaning set forth in Article V.

“GAAP” means U.S. generally accepted accounting principles.

“Governmental Entity” has the meaning set forth in Section 4.5(b).

“Hazardous Material” means any substance, material or waste that is listed, defined, designated, classified or otherwise regulated as “hazardous”, “toxic”, a “pollutant” or “contaminant” or words of similar meaning and regulatory effect pursuant to any Environmental Laws due to their hazardous or deleterious properties or characteristics, including petroleum and petroleum byproducts and asbestos.

“HSR Act” means the Hart-Scott-Rodino Antitrust Improvements Act of 1976, 15 U.S.C. § 18a et seq., and the rules and regulations promulgated thereunder.

“Hydrocarbons” means crude oil, natural gas, condensate, drip gas and natural gas liquids (including coalbed gas) and other liquids or gaseous hydrocarbons or any combination thereof produced or associated therewith.

“Indebtedness” of any Person means, without duplication: (a) indebtedness of such Person for borrowed money; (b) obligations of such Person to pay the deferred purchase or acquisition price for any property of such Person; (c) reimbursement obligations of such Person in respect of drawn letters of credit or similar instruments issued or accepted by banks and other financial institutions for the account of such Person; (d) obligations of such Person under a lease to the extent such obligations are required to be classified and accounted for as a capital lease on a balance sheet of such Person under GAAP; (e) indebtedness of others as described in clauses (a) through (d) above guaranteed by such Person; but Indebtedness does not include accounts payable to trade creditors, or accrued expenses arising in the ordinary course of business consistent with past practice, in each case, that are not yet due and payable, or are being disputed in good faith, and the endorsement of negotiable instruments for collection in the ordinary course of business.

“Indemnification Expenses” has the meaning set forth in Section 6.12(a).

“Indemnified Parties” has the meaning set forth in Section 6.12(a).

“Intellectual Property” means all intellectual property and similar proprietary rights, including intellectual property rights in the following: (a) trademarks, service marks, trade dress, logos, slogans, domain names, trade names and corporate names, all applications and registrations for the foregoing, including all renewals of the same, (b) inventions (regardless of whether patentable), utility models, supplementary protection certifications, patents and patent applications, including divisions, continuations, continuations-in-part and renewal applications, and including renewals, extensions, reexaminations and reissues, (c) confidential information, trade secrets and know-how and (d) copyrightable works of authorship (including databases and other compilations of information), copyrights, computer software, industrial designs and other design rights, and registrations and applications therefor, and all renewals, extensions, restorations and reversions thereof.

“Joint Proxy Statement” has the meaning set forth in Section 4.5(b).

“Judgment” means any judgment, settlement, order, decision, direction, writ, injunction, decree, stipulation or legal or arbitration award of, or promulgated or issued by, a Governmental Entity.

“Knowledge” means the actual knowledge, after reasonable inquiry, of, in the case of the Company and the Company Subsidiaries, the individuals listed in Section 1.1 of the Company Disclosure Letter and in the case of Parent and the Merger Sub, the individuals listed in Section 1.1 of the Parent Disclosure Letter.

“Law” means any law, rule, regulation, ordinance, code, statute, Judgment, order, decree, ruling, treaty, convention, governmental directive, injunction or other legally enforceable requirement, U.S. or non-U.S., of any Governmental Entity, including common law.

“Letter of Transmittal” has the meaning set forth in Section 3.3(b)(i).

“Lien” means any mortgage, lien, charge, restriction (including restrictions on transfer), pledge, security interest, option, right of first offer or refusal, preemptive right, lease or sublease, claim, right of any third party, covenant, right of way, easement, encroachment or encumbrance.

“Measurement Date” has the meaning set forth in Section 4.2(a).

“Merger” has the meaning set forth in Section 2.1.

“Merger Consideration” has the meaning set forth in Section 3.1(b)(i).

“Merger Sub” has the meaning set forth in the Preamble.

“Merger Sub Board” has the meaning set forth in the Recitals.

“MIP” has the meaning set forth in Section 6.14(b).

“New Director” has the meaning set forth in Section 6.18.

“NYSE” means the New York Stock Exchange.

“Oil and Gas Properties” means (a) all interests in and rights with respect to oil, gas, mineral, and similar properties of any kind and nature, including working, leasehold and mineral interests and operating rights and royalties, overriding royalties, production payments, net profit interests and other non-working interests and non-operating interests (including all oil and gas leases, operating agreements, unitization and pooling agreements and orders, division orders, transfer orders, mineral deeds, royalty deeds, and in each case, interests thereunder) and (b) all surface interests, fee mineral interests, reversionary interests, reservations, and concessions relating to any of the items identified in clause (a).

“Organizational Documents” means (a) with respect to a corporation, the charter, articles or certificate of incorporation, as applicable, and bylaws thereof, (b) with respect to a limited liability company, the certificate of formation or organization, as applicable, and the operating or limited liability company agreement thereof, (c) with respect to a partnership (general or limited), the certificate of formation or partnership and the partnership agreement, and (d) with respect to any other Person the organizational, constituent and/or governing documents and/or instruments of such Person.

“Other Party” means, (a) with respect to Parent and the Parent Subsidiaries, the Company and (b) with respect to the Company and the Company Subsidiaries, Parent and Merger Sub.

“Outside Date” has the meaning set forth in Section 8.1(e).

“Parent” has the meaning set forth in the Preamble.

“Parent Alternative Proposal” means any contract, proposal, offer or indication of interest relating to any transaction or series of related transactions (other than transactions with the Company or any Company Subsidiary) involving: (a) any direct or indirect acquisition (by asset purchase, stock purchase, merger, or otherwise) by any Person or “group” (as defined under Section 13(d) of the Exchange Act) of any business or assets of Parent or any of the Parent Subsidiaries (including capital stock of or ownership interest in any Subsidiary) that generated 20% or more of Parent’s and the Parent Subsidiaries’ net revenue or earnings before interest, Taxes, depreciation and amortization for the preceding twelve months, or any license, lease or long-term supply agreement having a similar economic effect, (b) any direct or indirect acquisition of beneficial ownership by any Person or “group” of 20% or more of the outstanding shares of Parent Common Stock or any tender or exchange offer that, if consummated, would result in any Person or “group” beneficially owning 20% or more of the outstanding shares of Parent Common Stock or (c) merger, consolidation, share exchange, business combination, recapitalization, liquidation, dissolution or similar transaction involving Parent which is structured to permit any Person or “group” or stockholders of any Person to acquire beneficial ownership of 20% or more of Parent’s and the Parent Subsidiaries’ assets or equity interests.

“Parent Balance Sheet” has the meaning set forth in Section 5.6(c).

“Parent Benefit Plan” means a Benefit Plan maintained, sponsored or contributed to by Parent or any Parent Subsidiary

“Parent Board” has the meaning set forth in the Recitals.

“Parent Board Recommendation” has the meaning set forth in Section 5.4(b).

“Parent Change in Recommendation” means the taking of any of the following actions: (a) any failure to include the Parent Board Recommendation in the Joint Proxy Statement, (b) any withdrawal, modification or qualification, or publicly proposing to withdraw, modify or qualify, in a manner adverse to the Company, the Parent Board Recommendation, (c) any failure to recommend against acceptance of any tender offer or exchange offer for the shares of Parent Common Stock within 10 Business Days after commencement of any such offer, (d) recommending, adopting or approving, or proposing publicly to recommend, adopt or approve, any Parent Alternative Proposal or any letter of intent, agreement in principal, acquisition agreement or similar Contract relating to any Parent Alternative Proposal or (e) resolving or agreeing to take any of the actions contained in clauses (a) through (d) above.

“Parent Common Stock” has the meaning set forth in the Recitals.

“Parent Common Stock Issuance” has the meaning set forth in the Recitals.

“Parent Disclosure Letter” has the meaning set forth in Article V.

“Parent Expenses” means an amount equal to the lesser of (a) the reasonable and documented out-of-pocket fees and expenses incurred by Parent in connection with this Agreement and the transactions contemplated by this Agreement and (b) $3,730,888.

“Parent Intellectual Property” has the meaning set forth in Section 5.18.

“Parent Intervening Event” means any material event, fact, circumstance, development or occurrence that is not known by the Parent Board as of the date of this Agreement (or if known, the magnitude or material consequences of which are not known by the Parent Board as of the date of this Agreement), which event, fact, circumstance, development or occurrence becomes known (or the magnitude or material consequences thereof become known) to or by the Parent Board prior to obtaining Parent Stockholder Approval; provided, however that no event, fact, circumstance, development or occurrence shall constitute or be deemed to constitute a Parent Intervening Event if it (a) relates to a Parent Superior Proposal or a Parent Alternative Proposal, (b) relates to changes in the market price or trading volume of the Parent Common Stock or the Company Common Stock or the fact that a Party or any Subsidiary of a Party meets or exceeds (or fails to meet or exceed) internal or published projections or guidance, or (c) results from any (i) action taken or omitted by Parent or any of the Parent Subsidiaries that is required to be taken or omitted by Parent or any of the Parent Subsidiaries pursuant to this Agreement or (ii) breach of this Agreement by Parent or any of the Parent Subsidiaries or its or their directors, officers, employees or other Representatives.

“Parent Intervening Event Notice” has the meaning set forth in Section 6.5(f).

“Parent Intervening Event Notice Period has the meaning set forth in Section 6.5(f).

“Parent Material Adverse Effect” means any fact, circumstance, development, change, event, effect or occurrence that, individually or in the aggregate, (a) has a material adverse effect on the business, assets, properties, financial condition or results of operations of Parent and the Parent Subsidiaries, taken as a whole, or (b) prevents the consummation of the Merger; provided that none of the following shall be deemed either alone or in combination to constitute, and none of the following shall be taken into account in determining whether there has been a Parent Material Adverse Effect:  any change, event, effect or occurrence that results from or arises in connection with (i) (A) the oil and gas exploration and production industry generally; (B) the natural gas gathering, compressing, treating, processing and transportation industry generally; (C) the natural gas liquids fractionating and transportation industry generally; (D) the crude oil and condensate logistics and marketing industry generally; and (E) the natural gas marketing and trading industry generally (including in each case changes in the Laws affecting such industries), (ii) general economic or regulatory, legislative or political conditions (or changes therein) or securities, credit, financial or other capital markets conditions (including changes generally in prevailing interest rates, currency exchange rates, credit markets and price levels or trading volumes), (iii) any change or prospective change in applicable Law or GAAP (or interpretation or enforcement thereof), (iv) geopolitical conditions, the outbreak or escalation of hostilities, any acts of war (whether or not declared), sabotage, terrorism or any epidemics, or any escalation or worsening of any such acts of war (whether or not declared), sabotage or terrorism or any epidemics, (v) any hurricane, tornado, flood, volcano, earthquake or other natural or man-made disaster or any other national or international calamity or crises, (vi) the failure, in and of itself, of Parent or any Parent Subsidiaries to meet any internal or published projections, forecasts, estimates or predictions in respect of revenues, earnings or other financial or operating metrics before, on or after the date of this Agreement, or changes or prospective changes in the market price or trading volume of Parent Common Stock or the credit rating of Parent (it being understood that the underlying facts giving rise or contributing to such failure or change may be taken into account in determining whether there has been a Parent Material Adverse Effect if such facts are not otherwise excluded under this definition), (vii) the announcement, pendency and consummation of any of the transactions contemplated hereby or any Proceeding in respect of this Agreement or any of the transactions contemplated hereby (provided that the exception in this clause (vii) shall not apply to any representation or warranty contained in Section 5.5), (viii) the compliance with the covenants contained in this Agreement (provided that the exception in this clause (viii) shall not apply to any representation or warranty contained in Section 5.5 or to any obligation of Parent or any of the Parent Subsidiaries in accordance with Section 6.2), (ix) (A) any action taken by Parent or any Parent Subsidiaries at the Company’s written request or with the Company’s written consent or (B) the failure to take any action by Parent or any Parent Subsidiaries if that action is prohibited by this Agreement to the extent that the Company fails to give its written consent after receipt of a request therefor and (x) the identity of, or any facts or circumstances relating to, the Company or any Company Subsidiary, except in the case of clauses (i), (ii) or (iii) to the extent disproportionately affecting Parent or any of the Parent Subsidiaries when compared to other Persons operating in the same industries.

“Parent Permits” has the meaning set forth in Section 5.16(b).

“Parent Preferred Stock” has the meaning set forth in Section 5.2(a).

“Parent Reserve Report” has the meaning set forth in Section 5.13.

“Parent Restricted Shares” means any share of Parent Common Stock subject to vesting or forfeiture granted under the Parent Stock Plan.

“Parent Specified Contract” has the meaning set forth in Section 5.14(a).

“Parent Stock Plan” means the SandRidge Energy, Inc. 2016 Omnibus Incentive Plan.

“Parent Stock Price” means the average of the VWAPs of Parent Common Stock on each of the 20 consecutive Business Days ending on (and including) the Business Day that is three Business Days prior to the Closing Date.

“Parent Stockholder Approval” has the meaning set forth in Section 5.4(c).

“Parent Stockholders Meeting” means the meeting of the stockholders of Parent to consider the approval of the Parent Common Stock Issuance (including any postponement, adjournment or recess thereof).

“Parent Subsidiaries” means each Subsidiary of Parent.

“Parent Superior Proposal” means an unsolicited bona fide written proposal by any Person or “group” (other than Parent or any of its Affiliates) to acquire, directly or indirectly or as a result of which the stockholders of any Person (other than Parent or any of its Affiliates) would acquire, (a) businesses or assets of Parent or any Subsidiary of Parent (including capital stock or ownership interest in any Subsidiary) that generated 50% or more of Parent’s and the

Parent Subsidiaries’ net revenue or earnings before interest, Taxes, depreciation and amortization for the preceding twelve months, respectively or (b) more than 50% of the outstanding shares of Parent Common Stock, in each case whether by way of merger, amalgamation, share exchange, tender offer, exchange offer, recapitalization, consolidation, sale of assets or otherwise, that in the good faith determination of the Parent Board or any committee thereof, after consultation with its advisors and after taking into account relevant legal, financial, regulatory, estimated timing of consummation and other aspects of such proposal and the Person or “group” making such proposal, would, if consummated in accordance with its terms, result in a transaction more favorable, from a financial point of view, to Parent’s stockholders than the transactions contemplated by this Agreement.

“Parent Superior Proposal Notice” has the meaning set forth in Section 6.5(e)(iii).

“Parent Superior Proposal Notice Period” has the meaning set forth in Section 6.5(e)(iii).

“Parent Warrant Agreement” means that certain Warrant Agreement dated as of October 4, 2016, by and among Parent and American Stock Transfer & Trust Company, LLC.

“Party” means a party to this Agreement.

“Permitted Liens” means, collectively:

(a)                                 to the extent not applicable to the transactions contemplated hereby or otherwise waived in writing prior to the Effective Time, preferential purchase rights, rights of first refusal, purchase options and similar rights granted pursuant to any contracts, including joint operating agreements, joint ownership agreements, stockholders agreements, organic documents and other similar agreements and documents;

(b)                                 contractual or statutory mechanic’s, materialmen’s, warehouseman’s, journeyman’s and carrier’s Liens and other similar Liens arising in the ordinary course of business for amounts not yet delinquent and Liens (including statutory Liens) for Taxes or assessments that are not yet delinquent or, in each case, that are being contested in good faith and for which adequate reserves have been established in accordance with GAAP;

(c)                                  lease burdens payable to third parties that are deducted in the calculation of discounted present value in the Company Reserve Report or the Parent Reserve Report, as applicable, including any royalty, overriding royalty, net profits interest, production payment, carried interest or reversionary working interest;

(d)                                 (i) contractual or statutory Liens securing obligations for labor, services, materials and supplies furnished to mineral interests, (ii) Liens on pipeline or pipeline facilities that arise out of operation of Law, or (iii) Liens arising in the ordinary course of business under operating agreements, joint venture agreements, partnership agreements, oil and gas leases, farm-out agreements, division orders, contracts for the sale, purchase, transportation, processing or exchange of oil, gas or other Hydrocarbons, unitization and pooling declarations and agreements, area of mutual interest agreements, development agreements, joint ownership arrangements and other agreements that are customary in the oil and gas business; provided, however, that, in the case of any Lien described in this clause (d), such Lien secures obligations that are not yet delinquent or that are being contested in good faith and for which adequate reserves have been established in accordance with GAAP;

(e)                                  Liens incurred in the ordinary course of business on cash or securities pledged in connection with workmen’s compensation, unemployment insurance or other forms of governmental insurance or benefits, or to secure performance of tenders, statutory obligations, leases and contracts entered into in the ordinary course of business (including lessee and operator obligations under statute, governmental regulations or instruments related to the ownership, exploration and production of oil, gas and minerals on state, federal or foreign lands or waters) or to secure obligations on surety or appeal bonds; provided, however, that, in the case of any Lien described in this clause (e), such Lien secures obligations that are not yet delinquent or that are being contested in good faith and for which adequate reserves have been established in accordance with GAAP;

(f)                                   pre-judgment Liens and judgment Liens in existence less than 15 days after the entry thereof or with respect to which execution has been stayed or the payment of which is covered in full (subject to a customary deductible) by insurance or for which adequate reserves have been established in accordance with GAAP;

(g)                                  Liens resulting from the deposit of funds or evidences of Indebtedness in trust for the purpose of defeasing Indebtedness of the Company or the Company Subsidiaries or the Parent or the Parent Subsidiaries, as applicable, to the extent existing on the date of this Agreement;

(h)                                 customary Liens for the fees, costs and expenses of trustees and escrow agents pursuant to the indenture, escrow agreement or other similar agreement establishing such trust or escrow arrangement;

(i)                                     rights reserved to or vested in any Governmental Entity to control or regulate any of the Company’s or Parent’s or their respective Subsidiaries’ properties or assets in any manner;

(j)                                    all easements, zoning restrictions, rights-of-way, servitudes, permits, surface leases and other similar rights in respect of surface operations, and easements for pipelines, streets, alleys, highways, telephone lines, power lines, railways and other easements and rights-of-way, on, over or in respect of any of the properties of the Company or Parent or any of their respective Subsidiaries that are customarily granted in the oil and gas industry and (i) do not materially interfere with the operation, value or use of the property or asset affected or (ii) increase the burdens payable to third parties that are deducted in the calculation of discounted present value in the Company Reserve Report or the Parent Reserve Report, as applicable;

(k)                                 such Liens and other title defects as Parent (in the case of title defects with respect to properties or assets of the Company or the Company Subsidiaries) or the

Company (in the case of title defects with respect to properties or assets of Parent or the Parent Subsidiaries), as applicable, has expressly waived in writing; and

(l)                                     all other Liens, defects and irregularities not arising in connection with Indebtedness, and any encroachments, overlapping improvements, and other state of facts as would be shown on an accurate survey of any real property, that, in each case, are not such as to materially interfere with the operation, value or use of the property or asset affected and that would not adversely affect the calculation of discounted present value in the Company Reserve Report or the Parent Reserve Report, as applicable.

“Person” means any individual, corporation, limited liability company, limited or general partnership, limited liability partnership, joint venture, association, joint stock company, trust, unincorporated organization, Governmental Entity, or any group composed of two or more of the foregoing.

“Proceeding” has the meaning set forth in Section 4.15.

“Qualified Continuing Employee” has the meaning set forth in Section 6.14(b).

“Registration Statement” the registration statement on Form S-4 to be filed with the SEC by Parent pursuant to which shares of Parent Common Stock issuable in the Merger will be registered with the SEC (including any amendments or supplements).

“Release” means any spilling, leaking, pumping, pouring, emitting, emptying, discharging, injecting, escaping, leaching, dumping or disposing of Hazardous Materials into the environment.

“Replacement Plans” has the meaning set forth in Section 6.14(c).

“Representatives” means with respect to a Person, its directors, officers, employees, agents and representatives, including any investment banker, financial advisor, attorney, accountant or other advisor, agent or representative.

“Rights” means, with respect to any Person, (a) options, warrants, preemptive rights, subscriptions, calls or other rights, convertible securities, exchangeable securities, agreements or commitments of any character obligating such person to issue, transfer or sell any equity interest of such person or any of its Subsidiaries or any securities convertible into or exchangeable for such equity interests or (b) contractual obligations of such person (or the general partner of such person) to repurchase, redeem or otherwise acquire any equity interest in such person or any of its Subsidiaries or any such securities or agreements listed in clause (a) of this definition.

“Sarbanes-Oxley Act” means the Sarbanes-Oxley Act of 2002 and the rules and regulations promulgated thereunder.

“SEC” means the Securities and Exchange Commission.

“Securities Act” means the Securities Act of 1933, 15 U.S.C. § 77a et seq., and the rules and regulations promulgated thereunder.

“Share Portion” has the meaning set forth in Section 3.1(b)(i).

“Subsidiary” means, with respect to a Person, any Person, whether incorporated or unincorporated, of which (a) at least 50% of the securities or ownership interests having by their terms ordinary voting power to elect a majority of the board of directors or other Persons performing similar functions, (b) a general partner interest or (c) a managing member interest, is directly or indirectly owned or controlled by such Person or by one or more of its respective Subsidiaries.

“Surviving Entity” has the meaning set forth in Section 2.1.

“Takeover Law” means any “fair price,” “moratorium,” “control share acquisition,” “business combination” or any other anti-takeover Law or similar Law enacted under state or federal Law.

“Tax Return” means any return, report or similar filing (including any attached schedules, supplements and additional or supporting material) filed or required to be filed with any Governmental Entity with respect to Taxes, including any information return, claim for refund, amended return or declaration of estimated Taxes (and including any amendments with respect thereto).

“Taxes” means all taxes, charges, fees, levies or other assessments, including all net income, gross income, gross receipts, sales, use, ad valorem, goods and services, capital, transfer, franchise, profits, license, withholding, payroll, employment, employer health, excise, estimated, severance, stamp, occupation, property or other taxes, custom duties, or other similar assessments or charges in the nature of a tax, together with any interest and any penalties, additions to tax or additional amounts imposed by any Governmental Entity in connection with any of the foregoing.

“Termination Fee” has the meaning set forth in Section 8.4(j).

“Treasury Regulations” means the regulations promulgated under the Code, as such regulations may be amended from time to time.

“Voting Company Debt” has the meaning set forth in Section 4.2(c).

“Voting Parent Debt” has the meaning set forth in Section 5.2(c).

“VWAP” means, for any Business Day, the volume-weighted average price per share of Parent Common Stock on the NYSE (as reported by Bloomberg L.P. or, if not reported therein, in another authoritative source mutually selected by the Company and Parent).

“Willful Breach” has the meaning set forth in Section 8.3.

1.2                         Interpretation. Unless expressly provided for elsewhere in this Agreement, this Agreement will be interpreted in accordance with the following provisions:

(a)                                 the words “this Agreement,” “herein,” “hereby,” “hereunder,” “hereof,” and other equivalent words refer to this Agreement as an entirety and not solely to the particular portion, article, section, subsection or other subdivision of this Agreement in which any such word is used;

(b)                                 examples are not to be construed to limit, expressly or by implication, the matter they illustrate;

(c)                                  the word “including” and its derivatives means “including without limitation” and is a term of illustration and not of limitation;

(d)                                 all definitions set forth herein are deemed applicable whether the words defined are used herein in the singular or in the plural and correlative forms of defined terms have corresponding meanings;

(e)                                  a defined term has its defined meaning throughout this Agreement and each exhibit, schedule, certificate or other document to this Agreement, regardless of whether it appears before or after the place where it is defined;

(f)                                   all references to prices, values or monetary amounts refer to United States dollars;

(g)                                  wherever used herein, any pronoun or pronouns will be deemed to include both the singular and plural and to cover all genders;

(h)                                 this Agreement has been jointly prepared by the Parties, and this Agreement will not be construed against any Person as the principal draftsperson hereof or thereof and no consideration may be given to any fact or presumption that any Party had a greater or lesser hand in drafting this Agreement;

(i)                                     the captions of the articles, sections or subsections appearing in this Agreement are inserted only as a matter of convenience and in no way define, limit, construe or describe the scope or extent of such section, or in any way affect this Agreement;

(j)                                    any references herein to a particular Section, Article, Annex or Schedule means a Section or Article of, or an Annex or Schedule to, this Agreement unless otherwise expressly stated herein;

(k)                                 the Annexes and Schedules attached to this Agreement are incorporated herein by reference and will be considered part of this Agreement;

(l)                                     unless otherwise specified herein, all accounting terms used herein will be interpreted, and all determinations with respect to accounting matters hereunder will be made, in accordance with GAAP, applied on a consistent basis;

(m)                             any references to (i) any Contract (including this Agreement), statute or regulation are to the Contract, statute or regulation as amended, modified, supplemented, restated or replaced from time to time (in the case of Contract, to the extent permitted by the terms thereof and, if applicable, by the terms of this Agreement); (ii) any Governmental Entity include any successor to that Governmental Entity; and (iii) any applicable Law refers to such applicable Law as amended, modified, supplemented or replaced from time to time (and, in the case of statutes, include any rules and regulations promulgated under such statute) and references to any section of any applicable Law or other law include any successor to such section;

(n)                                 all references to days mean calendar days unless otherwise provided; and

(o)                                 all references to time mean Houston, Texas time.

ARTICLE II
THE MERGER; EFFECTS OF THE MERGER

2.1                         The Merger. Upon the terms and subject to the conditions of this Agreement, at the Effective Time, Merger Sub will be merged with and into the Company (the “Merger”) in accordance with the provisions of Section 251 of the DGCL. As a result of the Merger, the separate existence of Merger Sub shall cease and the Company shall continue its existence under the laws of the State of Delaware as the surviving entity (in such capacity, the Company is sometimes referred to herein as the “Surviving Entity”).

2.2                         Closing.

(a)                                 The closing of the Merger (the “Closing”), shall take place at 8:00 a.m., Houston, Texas time, on a date that is three Business Days following the satisfaction or (to the extent permitted by applicable Law) waiver in accordance with this Agreement of all of the conditions set forth in Article VII (the “Closing Date”) (other than any such conditions which by their nature cannot be satisfied until the Closing Date, which shall be required to be so satisfied or (to the extent permitted by applicable Law) waived in accordance with this Agreement on the Closing Date) at the offices of Kirkland & Ellis LLP in Houston, Texas, or such other time, date and/or place as Parent and the Company may agree in writing.

(b)                                 Subject to the provisions of this Agreement, as soon as practicable on the Closing Date after the Closing, Merger Sub and the Company will cause a certificate of merger prepared and executed in accordance with the relevant provisions of the DGCL (the “Certificate of Merger”) to be executed and filed with the Office of the Secretary of State of the State of Delaware. The Merger shall become effective upon the filing of the Certificate of Merger with the Office of the Secretary of State of the State of Delaware, or, subject to the DGCL, at such later time as shall be agreed upon in writing by Parent and the Company and specified in the Certificate of Merger in accordance with the DGCL (the “Effective Time”).

2.3                               Effect of the Merger. At the Effective Time, the Merger shall have the effects set forth in this Agreement and the applicable provisions of the DGCL. Without limiting the generality of the foregoing, and subject thereto, at the Effective Time, all the property, rights, privileges, powers and franchises of each of the Company and Merger Sub shall vest in the Surviving Entity, and all debts, liabilities, obligations, restrictions, disabilities and duties of each of the Company and Merger Sub shall become the debts, liabilities, obligations, restrictions, disabilities and duties of the Surviving Entity.

2.4                               Organizational Documents. At the Effective Time, (i) the certificate of incorporation of the Company as in effect immediately prior to the Effective Time shall be amended and restated to read in its entirety as set forth on Exhibit A hereto and, as so amended and restated, shall be the certificate of incorporation of the Surviving Entity, until thereafter amended in accordance with its terms, the terms of this Agreement and applicable Law, and (ii) the bylaws of the Company as in effect immediately prior to the Effective Time shall be amended and restated to read in their entirety as set forth on Exhibit B and, as so amended and restated, shall be the bylaws of the Surviving Entity, until thereafter amended in accordance with the terms of the certificate of incorporation of the Surviving Entity, such bylaws, the terms of this Agreement and applicable law.

2.5                               Directors and Officers of the Surviving Entity. The Parties shall take all necessary action such that from and after the Effective Time, the directors and officers of Merger Sub shall be the directors and officers of the Surviving Entity, and such directors and officers shall serve until their successors have been duly elected or appointed and qualified or until their death, resignation or removal in accordance with the Organizational Documents of the Surviving Entity.

ARTICLE III
MERGER CONSIDERATION; EXCHANGE PROCEDURES

3.1                         Effect of the Merger on Capital Stock. At the Effective Time, by virtue of the Merger and without any action on the part of Parent, Merger Sub, the Company or any holder of any securities of Parent, Merger Sub, the Company:

(a)                                 Capital Stock of Merger Sub. Each whole share of capital stock of Merger Sub issued and outstanding immediately prior to the Effective Time shall be converted into and shall represent one (1) fully paid and nonassessable share of common stock, par value $0.01 per share, of the Surviving Entity, so that, after the Effective Time, Parent shall be the holder of all of the issued and outstanding shares of the Surviving Entity’s common stock (other than any shares described in Section 3.1(b)(iv)).

(b)                                 Capital Stock of the Company.

(i)                                     Subject to the other provisions of this Article III, each share of common stock, par value $0.01 per share, of the Company (“Company Common Stock”) issued and outstanding immediately prior to the Effective Time (excluding any shares of Company Common Stock described in clause (iii) and clause (iv) of this Section 3.1(b) and any Appraisal Shares), including for the avoidance of doubt any shares of Company Common Stock outstanding immediately prior to the Effective Time whose prior restrictions have lapsed pursuant to Section 3.2, shall be converted automatically at the Effective Time into the right to receive from Parent (A) that number of fully paid and nonassessable shares of Parent Common Stock equal to the Exchange Ratio (the

“Share Portion”), and (B) $19.20 in cash (the “Cash Portion”, and together with the Share Portion, the “Merger Consideration”), without any interest thereon and subject to any withholding Taxes required by applicable Law in accordance with Section 3.3(j).

(ii)                                  All such shares of Company Common Stock, when so converted, shall cease to be outstanding and shall automatically be canceled and cease to exist. Each holder of any such share of Company Common Stock that was outstanding immediately prior to the Effective Time shall cease to have any rights with respect thereto, except the right to receive (A) the Merger Consideration (including any cash to be paid in lieu of any fractional shares of Parent Common Stock in accordance with Section 3.3(h)) and (B) any dividends or other distributions in accordance with Section 3.3(g), in each case to be issued or paid in consideration therefor upon the surrender of any Certificates or Book-Entry Shares, as applicable.

(iii)                               All shares of Company Common Stock held by the Company as treasury shares or by Parent or Merger Sub or any direct or indirect Subsidiary of Parent or Merger Sub shall automatically be canceled and cease to exist as of the Effective Time, and no consideration shall be delivered or deliverable in exchange therefor and no payment or distribution shall be made with respect thereto.

(iv)                                                      All shares of Company Common Stock held by any direct or indirect subsidiary of the Company shall remain outstanding as common stock of the Surviving Entity with appropriate adjustment to the number thereof to preserve such Person’s relative interest in the Surviving Entity.

(c)                                  Impact of Stock Splits, Etc. In the event of any change in (i) the number of shares of Company Common Stock, or securities convertible or exchangeable into or exercisable for shares of Company Common Stock (including options to purchase Company Common Stock) or (ii) the number of shares of Parent Common Stock, or securities convertible or exchangeable into or exercisable for shares of Parent Common Stock (including options to purchase Parent Common Stock), in each case issued and outstanding after the date of this Agreement and prior the Effective Time by reason of any stock split, reverse stock split, stock dividend, subdivision, reclassification, recapitalization, combination, exchange of shares or the like, the Exchange Ratio shall be equitably adjusted to provide to the holders of Company Common Stock the same economic effect as contemplated by this Agreement prior to such event and, as so adjusted, shall from and after the date of such event, be used to determine the Merger Consideration, subject to further adjustment in accordance with this Section 3.1(c). Nothing in this Section 3.1(c) shall be construed to permit any party to take any action that is otherwise prohibited or restricted by any other provision of this Agreement.

3.2                         Treatment of Company Warrants; Treatment of Equity Compensation Awards.

(a)                                 Company Warrants shall be treated in accordance with the terms of the Company Warrant Agreement. The Company shall notify the holders of the Company Warrants of the Merger and the automatic exercise of the Company Warrants in accordance with the terms of the Company Warrant Agreement.

(b)                                 As soon as practicable following the date of this Agreement, the Board of Directors of the Company (or, if appropriate, any committee thereof administering the Company Stock Plan) shall adopt such resolutions as may be required to effect the following:

(i)                                     adjust the terms of all outstanding Company Stock Options, whether vested or unvested, as necessary to provide that, at the Effective Time, each Company Stock Option outstanding immediately prior to the Effective Time shall be converted into an option to acquire, subject to substantially the same terms and conditions as were applicable under such Company Stock Option, the number of shares of Parent Common Stock (rounded down to the nearest whole share), determined by multiplying the number of shares of Company Common Stock subject to such Company Stock Option immediately prior to the Effective Time by the Compensation Exchange Ratio, at an exercise price per share of Parent Common Stock (rounded up to the nearest whole cent) equal to (A) the exercise price per share of Company Common Stock of such Company Stock Option divided by (B) the Compensation Exchange Ratio (a “Converted Stock Option”); provided, however, that notwithstanding this Section 3.2(b)(i), the terms of a Converted Stock Option will be further adjusted (including further adjustments to the exercise price) as required to comply with the requirements of Treasury Regulations Section 1.409A-1(b)(5)(v)(D);

(ii)                                  adjust the terms of all outstanding Company RSUs, other than those Company RSUs held by a non-employee director of the Company (each, a “Director RSU”), as necessary to provide that, at the Effective Time, each Company RSU outstanding immediately prior to the Effective Time (other than a Director RSU) shall be converted into a restricted stock unit award, subject to substantially the same terms and conditions as were applicable under such Company RSU immediately prior to the Effective Time, with respect to a number of shares of Parent Common Stock determined by multiplying the number of shares of Company Common Stock subject to such Company RSU immediately prior to the Effective Time by the Compensation Exchange Ratio, rounded up to the nearest whole share (a “Converted RSU”);

(iii)                               adjust the terms of all outstanding Director RSUs as necessary to provide that, at the Effective Time, each Director RSU outstanding immediately prior to the Effective Time shall vest in full and shall be canceled and converted into the right to receive, for each share of Company Common Stock subject to such Director RSU, the

Merger Consideration, which shall be paid as promptly as practicable following, but in no event later than ten business days after, the Effective Time; provided, however, that to the extent any such payments would cause an impermissible acceleration event under Section 409A of the Code, such amounts shall become vested at the Effective Time and will be paid at the earliest time such payment would not cause an impermissible acceleration event under Section 409A of the Code;

(iv)                              adjust the terms of any Company Stock Option or Company RSU (other than a Director RSU) to provide that in the event the holder of any Converted Stock Option or Converted RSU experiences a termination of employment by Parent or the Company without Cause or by the holder for Good Reason (each, as defined in the Company’s Change in Control and Severance Plan) during the eighteen (18)-month period following the Effective Time, all then-unvested Converted Stock Options and Converted RSUs held by such holder will immediately vest; and

(v)                                 make such other changes to the Company Stock Plan as the Company and Parent may agree are appropriate to give effect to the Merger.

The adjustments provided in this Section 3.2(b) with respect to Company Stock Options, whether or not such Company Stock Options are “incentive stock options” (as defined in Section 422 of the Code), are intended to be effected in a manner that is consistent with Section 424(a) of the Code.

(c)                                  At the Effective Time, Parent shall assume all the obligations of the Company under the Company Stock Plan, each outstanding Converted Stock Option and Converted RSU and the agreements evidencing the grants thereof. As soon as practicable after the Effective Time, Parent shall deliver to the holders of Converted Stock Options and Converted RSUs appropriate notices setting forth such holders’ rights, and the agreements evidencing the grants of such Converted Stock Options and Converted RSUs shall continue in effect on the same terms and conditions (subject to the adjustments required by this Section 3.3 after giving effect to the Merger).

(d)                                 Parent shall take all corporate action necessary to reserve for issuance a sufficient number of shares of Parent Common Stock for delivery upon exercise or settlement of the Converted Stock Options and Converted RSUs in accordance with this Section 3.3. As soon as reasonably practicable after the Effective Time, Parent shall file a registration statement on Form S-8 (or any successor or, to the extent applicable, other appropriate form) with respect to the shares of Parent Common Stock subject to Converted Stock Options and Converted RSUs and shall maintain the effectiveness of such registration statement or registration statements (and maintain the current status of the prospectus or prospectuses contained therein) for so long as such Converted Stock Options and Converted RSUs remain outstanding.

3.3                         Payment for Securities; Exchange.

(a)                                 Exchange Agent; Exchange Fund. Prior to the Effective Time, Parent shall enter into an agreement with an entity designated by Parent and reasonably acceptable to the Company to act as agent for the holders of Company Common Stock in connection with the Merger (the “Exchange Agent”) and to receive the Merger Consideration and all cash payable pursuant to this Article III. On the Closing Date and prior to the filing of the Certificate of Merger, Parent shall deposit, or cause to be deposited, with the Exchange Agent, for the benefit of the holders of shares of Company Common Stock issued and outstanding immediately prior to the Effective Time, for exchange in accordance with this Article III through the Exchange Agent, (i) the number of shares of Parent Common Stock issuable to such holders and (ii) sufficient cash to make delivery of the Cash Portion to such holders and to make payments in lieu of fractional shares pursuant to Section 3.3(h). In addition, Parent shall deposit, or cause to be deposited, with the Exchange Agent, as necessary from time to time after the Effective Time, cash sufficient to pay any dividends and other distributions pursuant to Section 3.3(g), if any. The Exchange Agent shall, pursuant to irrevocable instructions, deliver the Merger Consideration contemplated to be issued in exchange for shares of Company Common Stock pursuant to this Agreement out of the Exchange Fund. Except as contemplated by this Section 3.3(a), Section 3.3(g) and Section 3.3(h), the Exchange Fund shall not be used for any other purpose. The Surviving Entity shall pay all charges and expenses, including those of the Exchange Agent, in connection with the exchange of shares of Company Common Stock for the Merger Consideration. Any interest or other income resulting from investment of the cash portion of the Exchange Fund shall become part of the Exchange Fund.

(b)                                 Exchange Procedures.

(i)                                     As soon as reasonably practicable after the Effective Time, but in no event more than three (3) Business Days after the Closing Date, Parent and the Surviving Entity shall cause the Exchange Agent to deliver to each record holder, as of immediately prior to the Effective Time, of (A) an outstanding certificate or certificates that immediately prior to the Effective Time represented shares of Company Common Stock (the “Certificates”) or (B) shares of Company Common Stock represented by book-entry (“Book-Entry Shares”), a letter of transmittal (“Letter of Transmittal”) (which shall specify that delivery shall be effected, and risk of loss and title to the Certificates shall pass, only upon proper delivery of the Certificates to the Exchange Agent or, in the case of Book-Entry Shares, upon adherence to the procedures set forth in the Letter of Transmittal, and which shall be in a customary form and agreed to by Parent and the Company prior to the Closing) and instructions for use in effecting the surrender of the Certificates or, in the case of Book-Entry Shares, the surrender of such shares, for payment of the Merger Consideration.

(ii)                                  Upon surrender to the Exchange Agent of a Certificate or Book-Entry Shares, delivery of a duly completed and validly executed

Letter of Transmittal, and such other customary documents as may be reasonably required by the Exchange Agent, the holder of such Certificate or Book-Entry Shares shall be entitled to promptly receive in exchange therefor (A) one or more shares of Parent Common Stock (which shall be in uncertificated book-entry form unless a physical certificate is requested by such holder) representing, in the aggregate, the whole number of shares of Parent Common Stock, if any, that such holder has the right to receive pursuant to Section 3.1 (after taking into account all shares of Company Common Stock held by such holder as of immediately prior to the Effective Time) and (B) a check in an amount equal to the aggregate amount of cash that such holder has the right to receive pursuant to Section 3.1 and this Article III, including cash payable in lieu of any fractional shares of Parent Common Stock pursuant to Section 3.3(h) and dividends and other distributions pursuant to Section 3.3(g). No interest shall be paid or accrued for the benefit of holders of the Certificates or Book-Entry Shares on the Merger Consideration, cash in lieu of fractional shares or on any unpaid dividends and other distributions payable in respect of the Certificates or Book-Entry Shares. If payment of the Merger Consideration is to be made to a Person other than the record holder of such shares of Company Common Stock, it shall be a condition of payment that shares so surrendered shall be properly endorsed or shall be otherwise in proper form for transfer and that the Person requesting such payment shall have paid any transfer and other Taxes required by reason of the payment of the Merger Consideration to a Person other than the registered holder of such shares surrendered or shall have established to the satisfaction of the Surviving Entity that such Taxes either have been paid or are not applicable. Until surrendered as contemplated by this Section 3.3(b)(ii), each Certificate and each Book-Entry Share shall be deemed at any time after the Effective Time to represent only the right to receive upon such surrender the Merger Consideration payable in respect of such shares of Company Common Stock, cash in lieu of any fractional shares of Parent Common Stock to which such holder is entitled pursuant to Section 3.3(h) and any dividends or other distributions to which such holder is entitled pursuant to Section 3.3(g).

(c)                                  Termination Rights. All Merger Consideration, dividends or other distributions with respect to Parent Common Stock pursuant to Section 3.3(g), and any cash in lieu of fractional shares of Parent Common Stock pursuant to Section 3.3(h) paid upon the surrender of and in exchange for shares of Company Common Stock in accordance with the terms hereof shall be deemed to have been paid in full satisfaction of all rights pertaining to such Company Common Stock. At the Effective Time, the Surviving Entity shall cause the stock transfer books of the Surviving Entity to be closed immediately, and there shall be no further registration of transfers on the stock transfer books of the Surviving Entity of the shares of

Company Common Stock that were outstanding immediately prior to the Effective Time. If, after the Effective Time, Certificates or Book-Entry Shares are presented to the Surviving Entity for any reason, they shall be canceled and exchanged for the Merger Consideration payable in respect of the shares of Company Common Stock previously represented by such Certificates or Book-Entry Shares (other than Certificates or Book-Entry Shares evidencing shares of Company Common Stock described in clause (iii) of Section 3.1(b)), any cash in lieu of fractional shares of Parent Common Stock to which the holders thereof are entitled pursuant to Section 3.3(h) and any dividends or other distributions to which the holders thereof are entitled pursuant to Section 3.3(g), without any interest thereon.

(d)                                 Termination of Exchange Fund. Any portion of the Exchange Fund that remains undistributed to the former stockholders of the Company on the date that is 12 months after the Closing Date shall be delivered to the Surviving Entity, upon demand, and any former common stockholders of the Company who have not theretofore received the Merger Consideration, any cash in lieu of fractional shares of Parent Common Stock to which they are entitled pursuant to Section 3.3(h) and any dividends or other distributions with respect to Parent Common Stock to which they are entitled pursuant to Section 3.3(g), in each case without interest thereon, shall thereafter look only to the Surviving Entity and Parent for payment of their claim for such amounts.

(e)                                  No Liability. None of the Surviving Entity, Parent, Merger Sub or the Exchange Agent shall be liable to any holder of Company Common Stock for any amount of Merger Consideration properly delivered to a public official pursuant to any applicable abandoned property law, escheat law or similar Law. If any Certificate or Book-Entry Share has not been surrendered prior to the time that is immediately prior to the time at which Merger Consideration in respect of such Certificate or Book-Entry Share would otherwise escheat to or become the property of any Governmental Entity, any such shares, cash, dividends or distributions in respect of such Certificate or Book-Entry Share shall, to the extent permitted by applicable Law, become the property of Parent, free and clear of all claims or interest of any Person previously entitled thereto.

(f)                                         Lost, Stolen, or Destroyed Certificates. If any Certificate (other than a Certificate evidencing shares of Company Common Stock described in clause (iii) of Section 3.1(b)) shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the Person claiming such Certificate to be lost, stolen or destroyed and, if reasonably required by Parent or the Surviving Entity, the posting by such Person of a bond in such reasonable amount as Parent or the Surviving Entity may direct as indemnity against any claim that may be made against it with respect to such Certificate, the Exchange Agent shall pay in exchange for such lost, stolen or destroyed Certificate the Merger Consideration payable in respect of the shares of Company Common Stock formerly represented by such Certificate, any cash in lieu of fractional shares of Parent Common Stock to which the holders thereof are entitled pursuant to Section 3.3(h) and any dividends or other distributions to which the holders thereof are entitled pursuant to Section 3.3(g)., in each case, without any interest thereon.

(g)                                  Distributions with Respect to Unexchanged Shares of Parent Common Stock. No dividends or other distributions declared or made with respect to shares of Parent Common Stock with a record date after the Effective Time shall be paid to the holder of any unsurrendered Certificate or Book-Entry Shares with respect to the whole shares of Parent Common Stock that such holder would be entitled to receive upon surrender of such Certificate or Book-Entry Shares and no cash payment in lieu of fractional shares of Parent Common Stock shall be paid to any such holder, in each case until such holder shall surrender such Certificate or Book-Entry Shares in accordance with this Section 3.3. Following surrender of any such Certificate or Book-Entry Shares, such holder of whole shares of Parent Common Stock issuable in exchange therefor, shall be promptly paid, without interest, (i) the amount of dividends or other distributions with a record date after the Effective Time theretofore paid with respect to such whole shares of Parent Common Stock, and (ii) at the appropriate payment date, the amount of dividends or other distributions with a record date after the Effective Time but prior to such payment date following such surrender payable with respect to such whole shares of Parent Common Stock. For purposes of dividends or other distributions in respect of shares of Parent Common Stock, all whole shares of Parent Common Stock to be issued pursuant to the Merger shall be entitled to dividends pursuant to the immediately preceding sentence as if such whole shares of Parent Common Stock were issued and outstanding as of the Effective Time.

(h)                                 No Fractional Shares of Parent Common Stock. No certificates, scrip or shares representing fractional shares of Parent Common Stock shall be issued upon the surrender for exchange of Certificates or Book-Entry Shares and such fractional share interests will not entitle the owner thereof to vote or to have any rights of a stockholder of Parent or a holder of shares of Parent Common Stock. Notwithstanding any other provision of this Agreement, each holder of shares of Company Common Stock exchanged pursuant to the Merger who would otherwise have been entitled to receive a fraction of a share of Parent Common Stock (after taking into account all Certificates and Book-Entry Shares delivered by such holder) shall receive, in lieu thereof, cash (without interest) in an amount equal to the product of (i) such fractional part of a share of Parent Common Stock multiplied by (ii) the volume weighted average price of Parent Common Stock for the five consecutive trading days immediately prior to the Closing Date as reported by Bloomberg, L.P. As promptly as reasonably practicable after the Closing and Parent’s receipt of written notification from the Exchange Agent of the determination of the amount of cash, if any, to be paid to holders of fractional interests, Parent shall instruct the Exchange Agent to forward payments to such holders of fractional interests subject to and in accordance with the terms hereof. The Parties acknowledge that payment of cash consideration in lieu of issuing fractional shares of Parent Common Stock was not separately bargained for consideration but merely represents a mechanical rounding off for purposes of simplifying the corporate and accounting problems that would otherwise be caused by the issuance of fractional share of Parent Common Stock.

(i)                                     Appraisal Rights. Notwithstanding anything in this Agreement to the contrary, shares of Company Common Stock issued and outstanding immediately prior to the Effective Time that are held by any record holder who is entitled to demand and properly demands appraisal of such shares pursuant to, and who complies in all respects with, the provisions of Section 262 of the DGCL (the “Appraisal Shares”) shall not be converted into the right to receive the Merger Consideration payable pursuant to Section 3.1, but instead at the Effective Time shall become entitled to payment of the fair value of such shares in accordance with the provisions of Section 262 of the DGCL, and at the Effective Time all Appraisal Shares shall no longer be outstanding and shall automatically be canceled and cease to exist, and each holder of Appraisal Shares shall cease to have any rights with respect thereto, except the right to receive the fair value of such Appraisal Shares in accordance with the provisions of Section 262 of the DGCL. Notwithstanding the foregoing, if any such holder shall fail to perfect or otherwise shall waive, withdraw or lose the right to appraisal under Section 262 of the DGCL or a court of competent jurisdiction shall determine that such holder is not entitled to the relief provided by Section 262 of the DGCL, then (i) such shares of Company Common Stock shall thereupon cease to constitute Appraisal Shares and (ii) the right of such holder to be paid the fair value of such holder’s Appraisal Shares under Section 262 of the DGCL shall be forfeited and cease and if such forfeiture shall occur following the Effective Time, each such Appraisal Share shall thereafter be deemed to have been converted into and to have become, as of the Effective Time, the right to receive, without interest thereon, the Merger Consideration. The Company shall deliver prompt notice to Parent of any demands for appraisal of any shares of Company Common Stock and the Company shall provide Parent with the opportunity to participate in and direct all negotiations and proceedings with respect to demands for appraisal under the DGCL. The Company shall not settle, make any payments with respect to, or offer to settle, any claim with respect to the Appraisal Shares without the prior written consent of Parent.

(j)                                    Withholding Taxes. Notwithstanding anything in this Agreement to the contrary, Parent, the Surviving Entity and the Exchange Agent shall be entitled to deduct and withhold (or cause to be deducted and withheld) from the amounts otherwise payable to any holder of Company Common Stock pursuant to this Agreement such amounts required to be deducted or withheld with respect to the making of such payments under applicable Law. To the extent that amounts are so properly deducted or withheld and timely paid over to the appropriate Governmental Entity by the Exchange Agent, the Surviving Entity or Parent, as the case may be, such deducted or withheld amounts shall be treated for all purposes of this Agreement as having been paid to the holder of the Company Common Stock in respect of which such deduction or withholding was made by the Exchange Agent, the Surviving Entity or Parent, as the case may be. If the Exchange Agent, the Surviving Entity or Parent determine that any amounts are required to be deducted or withheld (other than any deduction or withholding with respect to any payments constituting compensation for services), the Exchange Agent, the Surviving Entity or Parent shall use reasonably commercial efforts to, prior to deducting or withholding such amounts, notify the holder in respect of which such deduction and withholding was made and shall reasonably cooperate in good faith to establish or obtain any exemption from or reduction in the amount of any withholding that otherwise would be required.

ARTICLE IV
REPRESENTATIONS AND WARRANTIES OF THE COMPANY

Except (y) as disclosed in the reports, schedules, forms, statements and other documents filed by the Company with or furnished by the Company to the SEC on or after March 16, 2017 (excluding any disclosures set forth in any such Filed Company SEC Documents in any risk factor section, any forward-looking disclosure or any other statements that are non-specific, predictive or primarily cautionary in nature other than historical facts included therein and solely where the relevance of the information as an exception to (or disclosure for purposes of) a particular representation is reasonably apparent on the face of such disclosure) and publicly available prior to the date of this Agreement (the “Filed Company SEC Documents”) or (z) as set

forth in the disclosure letter delivered by the Company to Parent as of the date hereof (the “Company Disclosure Letter”), the Company represents and warrants to Parent and Merger Sub as follows:

4.1                         Organization, General Authority and Standing. Each of the Company and the Company Subsidiaries is duly organized, validly existing and in good standing under the laws of the jurisdiction in which it is organized (in the case of good standing, to the extent the concept is recognized by such jurisdiction), except in the case of any Company Subsidiary where any such failure would not reasonably be expected to, individually or in the aggregate, have a Company Material Adverse Effect. Each of the Company and the Company Subsidiaries (a) has full power and authority necessary to enable it to own, operate, lease or otherwise hold its properties and assets and to conduct its business as presently conducted and (b) is duly qualified or licensed to do business in each jurisdiction where the nature of its business makes such qualification or licensing necessary, other than where the failure to have such power and authority or to be so qualified or licensed would not reasonably be expected to, individually or in the aggregate, have a Company Material Adverse Effect. True and complete copies of the Company’s Organizational Documents as in effect on the date of this Agreement are included in the Filed Company SEC Documents and the Company has made available to Parent true and complete copies of the Organizational Documents of each Company Subsidiary as in effect on the date of this Agreement. There are not any stockholder agreements, voting trusts or other agreements to which the Company is a party or by which it is bound relating to the voting of any shares of the Company’s capital stock.

4.2                         Capital Structure.

(a)                                 The authorized capital stock of the Company consists of 225,000,000 shares of Company Common Stock and 25,000,000 shares of preferred stock, par value $0.01 per share (the “Company Preferred Stock”). At the close of business on November 14, 2017 (the “Measurement Date”), (i) 20,453,549 shares of Company Common Stock were issued and outstanding, (ii) 225,793 shares of Company Common Stock were subject to Company Stock Options, (iii) 263,323 shares of Company Common Stock were subject to Company RSUs, (iv) zero (0) shares of Company Common Stock were held by the Company in its treasury, (v) 1,650,493 shares of Company Common Stock were subject to outstanding rights under the Company Warrant Agreement, (vi) 2,294,230 additional shares of Company Common Stock were reserved and available for issuance pursuant to the Company Stock Plan, and (vii) zero (0) shares of Company Preferred Stock were issued and outstanding. Except as set forth above, at the close of business on the Measurement Date, no shares of capital stock of the Company were issued, reserved for issuance or outstanding. From the Measurement Date to the date of this Agreement, there have been no issuances by the Company of shares of capital stock of the Company or options, warrants, convertible or exchangeable securities, stock-based performance units or other rights to acquire shares of capital stock of the Company or other rights that give the holder thereof any economic interest of a nature accruing to the holders of Company Common Stock, other than the rights under the Company Warrant Agreement or rights under the Company Stock Plan.

(b)                                 All outstanding shares of Company Common Stock, and all such shares that may be issued prior to the Effective Time when issued, (i) are or will be, as applicable, duly authorized, validly issued, fully paid and nonassessable and not subject to preemptive rights and (ii) issued in compliance in all material respects with applicable securities Laws and other applicable Law and all requirements set forth in applicable Contracts.

(c)                                  As of the date of this Agreement, there are no bonds, debentures, notes or other Indebtedness of the Company having the right to vote (or convertible into, or exchangeable for, securities having the right to vote) on any matters on which holders of Company Common Stock may vote (“Voting Company Debt”).

(d)                                 Except as set forth above, as of the date of this Agreement, there are no options, warrants, convertible or exchangeable securities, stock-based performance units or other rights or Contracts to which the Company is a party or by which the Company is bound (i) obligating the Company to issue, deliver or sell, or cause to be issued, delivered or sold, additional shares of capital stock of, or any security convertible or exchangeable for any shares of capital stock of, the Company or any Voting Company Debt, (ii) obligating the Company to issue, grant or enter into, as applicable, any such option, warrant, security, unit, right or Contract or (iii) that give any person the right to receive any economic interest of any nature accruing to the holders of Company Common Stock. As of the date of this Agreement, there are no outstanding contractual obligations of the Company to repurchase, redeem or otherwise acquire any shares of capital stock of the Company or options, warrants, convertible or exchangeable securities, stock-based performance units or other rights to acquire shares of capital stock of the Company, except for (A) the withholding of shares of Company Common Stock to satisfy tax obligations with respect to awards granted pursuant to the Company Stock Plan and (B) the acquisition by the Company of Company Stock Options and Company RSUs in connection with the forfeiture of awards and/or payment of the exercise price of Company Stock Options. Neither the Company nor any Company Subsidiary is a party to any agreement pursuant to which any Person is entitled to elect, designate or nominate any director of the Company or any of the Company Subsidiaries.

(e)                                  All Company Stock Options and Company RSUs are evidenced by written award agreements, in each case substantially in the forms that have been made available to Parent, except that such agreements may differ from such forms with respect to the number of Company Stock Options or Company RSUs or shares of Company Common Stock covered thereby, the exercise price (if applicable), the vesting schedule, the expiration date applicable thereto and other similar terms.

4.3                         Company Subsidiaries; Equity Interests.

(a)                                 Section 4.3(a) of the Company Disclosure Letter sets forth, as of the date of this Agreement, the name and jurisdiction of incorporation or organization of each (i) Company Subsidiary and (ii) entity (other than the Company Subsidiaries) in which the Company or any Company Subsidiary owns any interest. All of the outstanding interests in each Company Subsidiary have been validly issued, fully paid and nonassessable and are owned by the Company, free and clear of all Liens, other than Permitted Liens. As of the date of this Agreement, there are no options, warrants, rights, convertible or exchangeable securities, stock-based performance units or Contracts to which any Company Subsidiary is a party or by which any Company Subsidiary is bound obligating any Company Subsidiary to issue, deliver or sell, or cause to be issued, delivered or sold, additional shares of capital stock of, or any security convertible or exchangeable for any shares of capital stock of, any Company Subsidiary.

(b)                                 Except as set forth in Section 4.3(a) of the Company Disclosure Letter, the Company does not own, directly or indirectly, any capital stock, membership interest, partnership interest, joint venture interest or other equity interest in any Person, nor does the Company or any Company Subsidiary have any obligation, contingent or otherwise, to consummate any material additional investment in any Person other than a Company Subsidiary.

4.4                               Authority; Execution and Delivery; Enforceability.

(a)                                 The execution and delivery by the Company of this Agreement and the consummation by the Company of the transactions contemplated hereby have been duly authorized by all necessary corporate action on the part of the Company, subject, in the case of the Merger, to receipt of the Company Stockholder Approval. The Company has duly executed and delivered this Agreement, and, assuming due authorization, execution and delivery by Parent and Merger Sub, this Agreement constitutes its legal, valid and binding obligation, enforceable against it in accordance with its terms (except insofar as such enforceability may be limited by bankruptcy, insolvency, reorganization, moratorium or other Laws of general applicability relating to or affecting creditors’ rights, or by principles governing the availability of equitable remedies, whether considered in a Proceeding at law or in equity).

(b)                                 The Company Board, at a meeting duly called and held, (i) determined that this Agreement and the transactions contemplated hereby, including the Merger, are fair to, and in the best interests of, the Company’s stockholders, (ii) approved and declared advisable this Agreement and the transactions contemplated hereby, including the Merger, (iii) assuming the representations and warranties set forth in Section 5.3(b) are true and correct, took all appropriate and necessary actions to render any and all limitations on mergers, business combinations and ownership of shares of the Company Common Stock as set forth in the Company’s Organizational Documents or in any state takeover statute (including, without limitation, Section 203 of the DGCL) to be inapplicable to the transactions contemplated by this Agreement, (iv) directed that this Agreement be submitted to the holders of Company Common Stock for its adoption and (v) recommended that the holders of Company Common Stock approve and adopt this Agreement and the transactions contemplated hereby, including the Merger (such recommendation described in clause (v), the “Company Board Recommendation”).

(c)                                  Assuming the representations and warranties set forth in Section 5.3(b) are true and correct, the only vote of holders of any class or series of capital stock of the Company necessary to approve this Agreement and to consummate the Merger is the adoption of this Agreement by the holders of a majority of the outstanding shares of Company Common Stock entitled to vote thereon (the “Company Stockholder Approval”).

4.5                         No Conflicts; Consents.

(a)                                 The execution and delivery by the Company of this Agreement do not, and the consummation of the Merger and the other transactions contemplated hereby and compliance with the terms hereof will not, conflict with, or result in any violation of, or default (with or without notice or lapse of time, or both) under, or give rise to a right of termination, cancelation or acceleration of any obligation or to loss of a material benefit under, or result in the creation of any Lien upon any of the properties or assets of the Company or the Company Subsidiaries under, any provision of (i) the Organizational Documents of the Company or any Company Subsidiary, (ii) any Company Permit or any contract, lease, license, indenture, note, bond, agreement, concession, franchise or other binding instrument (a “Contract”) to which the Company or any Company Subsidiary is a party or by which any of their respective properties or assets is bound or (iii) subject to the filings and other matters referred to in Section 4.5(b), any Law applicable to the Company or the Company Subsidiaries or their respective properties or assets, other than, in the case of clauses (ii) and (iii) above, any such items that would not reasonably be expected to, individually or in the aggregate, have a Company Material Adverse Effect.

(b)                                 No consent, approval, license, permit, order, waiver or authorization (“Consent”) of, or registration, declaration or filing with, or permit from, any national, Federal, state, provincial, local or other government, domestic, foreign or supranational, or any court of competent jurisdiction, administrative agency or commission or other governmental authority or instrumentality, domestic or foreign (a “Governmental Entity”), is required to be obtained or made by or with respect to the Company or any Company Subsidiary in connection with the execution, delivery and performance of this Agreement or the consummation of the transactions contemplated hereby, other than (i) compliance with and filings under the HSR Act, (ii) the filing with the SEC of (A) a proxy or information statement relating to the adoption of this Agreement by the Company’s and Parent’s stockholders (the “Joint Proxy Statement”) and (B) such reports under the Exchange Act and the Securities Act as may be required in connection with this Agreement, the Merger and the other transactions contemplated hereby, (iii) the filing of the Certificate of Merger with the Secretary of State of the State of Delaware and appropriate documents with the relevant authorities of the other jurisdictions in which the Company is qualified to do business, (iv) such filings as may be required under the rules and regulations of the NYSE and (v) such other items that the failure of which to obtain or make would not reasonably be expected to, individually or in the aggregate, have a Company Material Adverse Effect.

4.6                         SEC Documents; Undisclosed Liabilities.

(a)                                 Since January 1, 2016, the Company has filed or furnished with the SEC all forms, registration statements, reports, schedules and statements required to be filed or furnished under the Exchange Act or the Securities Act. At the time filed (or, in the case of registration statements, solely on the dates of effectiveness) (except to the extent amended by a subsequently Filed Company SEC Document prior to the date of this Agreement, in which case as of the date of such amendment), each Filed Company SEC Document complied in all material respects with the applicable requirements of the Exchange Act and the Securities Act, as the case may be and did not contain any untrue statement of a material fact, or omit to state a material fact required to be stated therein or necessary in order to make the statements made, in light of the circumstances under which they were made, not misleading. The Company has made all certifications and statements required by Sections 302 and 906 of the Sarbanes-Oxley Act with respect to the Filed Company SEC Documents. As of the date hereof, neither the Company nor any of its officers has received notice from any Governmental Entity challenging or questioning the accuracy, completeness, form or manner of filing of such certifications. As of the date hereof, there are no outstanding or unresolved comments received by the Company from the SEC with respect to any of the Filed Company SEC Documents and, to the Knowledge of the Company, none of the Filed Company SEC Documents is the subject of ongoing SEC review or investigation. None of the Company Subsidiaries is, or has at any time since December 31, 2016 been, subject to the reporting requirements of Section 13(a) or Section 15(d) of the Exchange Act.

(b)                                 The audited consolidated financial statements and the unaudited quarterly financial statements (including, in each case, the notes thereto) of the Company included in the Company’s most recently filed Form 10-K or in the Filed Company SEC Documents, as applicable, (i) complied as to form in all material respects with the published rules and regulations of the SEC with respect thereto, (ii) have been prepared in all material respects in accordance with GAAP (except, in the case of unaudited quarterly statements, as permitted by Form 10-Q of the SEC or other rules and regulations of the SEC) applied in all material respects on a consistent basis during the periods involved (except as may be indicated in the notes thereto) and (iii) fairly present in all material respects the consolidated financial position of the Company and its consolidated subsidiaries as of the dates thereof and the consolidated results of their operations and cash flows for the periods covered thereby (subject, in the case of unaudited quarterly statements, to normal year-end adjustments).

(c)                                  Except as reflected or reserved against in the consolidated balance sheet of the Company, as of September 30, 2017, or the notes thereto, included in the Filed Company SEC Documents (such balance sheet and the notes thereto, the “Company Balance Sheet”), the Company and the Company Subsidiaries do not have any liability or obligation of any nature (whether accrued, absolute, contingent or otherwise) other than (i) liabilities or obligations incurred in the ordinary course of business since the date of the Company Balance Sheet, (ii) liabilities or obligations not required to be disclosed in a consolidated balance sheet of the Company or in the notes thereto prepared in accordance with GAAP and the rules and regulations of the SEC applicable thereto, (iii) liabilities or obligations incurred in connection with the transactions contemplated hereby and (iv) liabilities or obligations that would not reasonably be expected to, individually or in the aggregate, have a Company Material Adverse Effect. Since January 1, 2015, neither the Company nor any of the Company Subsidiaries has made or permitted to remain outstanding any “extensions of credit” (within the meaning of Section 402 of the Sarbanes-Oxley Act) or prohibited loans to any executive officer of the Company (as defined in Rule 3b-7 under the Exchange Act) or director of the Company or any Company Subsidiary.

(d)                                 The Company has established and maintains disclosure controls and procedures and a system of internal control over financial reporting (as such terms are defined in Rule 13a-15 and Rule 15d-15 under the Exchange Act) as required by the Exchange Act. From the date of the filing of the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2016 to the date of this Agreement, the Company’s auditors and the Company Board have not been advised of (i) any significant deficiencies or material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the Company’s ability to record, process, summarize and report financial information or (ii) any fraud, whether or not material, that involves management or other employees who have a significant role in the Company’s internal control over financial reporting, and, in each case, neither the Company nor any of its Representatives has failed to disclose such information to the Company’s auditors or the Company Board.

4.7                         Information Supplied. None of the information supplied or to be supplied by or on behalf of the Company for inclusion or incorporation by reference in the Registration Statement or the Joint Proxy Statement will, at the time such document is filed with the SEC, at any time it is amended or supplemented or at the time it is first published, sent or given to the Company’s stockholders, contain any untrue statement of a material fact or omit to state any material fact necessary to make the statements therein, in light of the circumstances under which they are made, not misleading. The Registration Statement and the Joint Proxy Statement will comply as to form in all material respects with the requirements of the Exchange Act, except that no representation or warranty is made by the Company with respect to statements included or incorporated by reference therein based on information supplied by or on behalf of Parent or Merger Sub for inclusion or incorporation by reference therein.

4.8                         Absence of Certain Changes or Events.

(a)                                 Since April 28, 2017, there has not been any Company Material Adverse Effect.

(b)                                 From April 28, 2017 through the date of this Agreement, the Company and the Company Subsidiaries have conducted each of their respective businesses in the ordinary course in substantially the same manner as previously conducted, and during such period there has not been:

(i)                                     any declaration, setting aside or payment of any dividend on, or making of any other distribution (whether in cash, stock or property) with respect to, any capital stock of the Company;

(ii)                                  any split, combination or reclassification of any capital stock of the Company or any issuance or the authorization of any issuance of any other securities in respect of, in lieu of or in substitution for shares of capital stock of the Company;

(iii)                               any change in accounting methods, principles or practices by the Company or any Company Subsidiary materially affecting the consolidated assets, liabilities or results of operations of the Company, except as may have been required (A) by GAAP (or any interpretation thereof), including pursuant to standards, guidelines and interpretations of the Financial Accounting Standards Board or any similar organization, or (B) by Law; or

(iv)                              any other action taken that if taken after the date of this Agreement without the prior written consent of Parent would constitute a violation of Section 6.1 (other than clauses (c)(i), (e), (g), (j) and (o) of Section 6.1).

4.9                         Taxes. Except as would not reasonably be expected to, individually or in the aggregate, have a Company Material Adverse Effect:

(a)                                 Each of the Company and the Company Subsidiaries has (i) timely filed, or caused to be timely filed on its behalf, taking into account any extensions of time within which to file, all Tax Returns required to have been filed by it, and all such Tax Returns are true and complete, and (ii) paid, or caused to be paid, all Taxes required to have been paid by it other than Taxes that are not yet due or that are being contested in good faith in appropriate Proceedings and for which adequate reserves have been established in accordance with GAAP.

(b)                                 There are no disputes, audits, examinations, investigations or proceedings pending or threatened in writing in respect of any Taxes or Tax Returns of the Company or any Company Subsidiary, and neither the Company nor any Company Subsidiary is a party to any litigation or administrative Proceeding relating to Taxes. No deficiency for any Tax has been asserted or assessed by a taxing authority in writing against the Company or any Company Subsidiary that has not been paid, settled or withdrawn.

(c)                                  There are no Liens for Taxes other than Permitted Liens upon any property or assets of the Company or any Company Subsidiary.

(d)                                 In the last three (3) years, neither the Company nor any of Company Subsidiary has received a written claim by any Governmental Entity in a jurisdiction where it does not file income or franchise Tax Returns that it is or may be subject to income or franchise taxation by that jurisdiction.

(e)                                  Neither the Company nor any Company Subsidiary is a party to or is bound by any material Tax sharing, allocation or indemnification agreement or arrangement (other than (i) such agreements or arrangements exclusively between the Company and any Company Subsidiary or (ii) customary tax provisions in commercial agreements the primary subject matter of which is not Tax). Neither the Company nor any Company Subsidiary has (i) been a member of an affiliated group filing a consolidated U.S. federal income Tax Return (other than a group the common parent of which is or was the Company or a Company Subsidiary) or (ii) any liability for Taxes of any Person (other than the Company or any Company Subsidiary) under Treasury Regulations § 1.1502-6 (or any similar provision of state, local or foreign Law) or as a transferee or successor.

(f)                                   Within the past two (2) years, neither the Company nor any Company Subsidiary has been a “distributing corporation” or a “controlled corporation” within the meaning of Section 355(a)(1)(A) of the Code in a distribution intended to qualify for tax-free treatment under Section 355 of the Code.

(g)                                  To the Knowledge of the Company, neither the Company nor any Company Subsidiary has been a party to a transaction that, as of the date of this Agreement, constitutes a “listed transaction” for purposes of Section 6011 of the Code and applicable Treasury Regulations.

4.10                  Labor Relations. There are no collective bargaining or other labor union agreements to which the Company or any Company Subsidiary is a party or by which the

Company or any Company Subsidiary is bound. None of the employees of the Company or any Company Subsidiary is represented by any union with respect to his or her employment by the Company or any Company Subsidiary. To the Knowledge of the Company, since January 1, 2016, neither the Company nor any Company Subsidiary has experienced any material labor disputes, strikes, work stoppages, slowdowns, lockouts or union organization attempts concerning any employees of the Company or any Company Subsidiary. To the Knowledge of the Company, there is no material unfair labor practice charge or complaint or other Proceeding pending, or threatened against the Company or any Company Subsidiary before the National Labor Relations Board or any similar Governmental Entity that would reasonably be expected to, individually or in the aggregate, have a Company Material Adverse Effect.

4.11                  Employee Benefits.

(a)                                 Section 4.11(a) of the Company Disclosure Letter sets forth a true and complete list, as of the date of this Agreement, of each material Company Benefit Plan.

(b)                                 With respect to each material Company Benefit Plan, Company has made available to Parent true and complete copies of (i) such material Company Benefit Plan, including any amendment thereto (or, in either case, with respect to any unwritten material Company Benefit Plan, a written description thereof), other than any Company Benefit Plan that Company or any of Company’s Subsidiaries is prohibited from making available to Parent as a result of applicable Law relating to the safeguarding of data privacy, (ii) each current trust, material insurance, annuity or other funding Contract related thereto and (iii) the most recent annual report on Form 5500 required to be filed with the Department of Labor with respect thereto (if any).

(c)                                  Each Company Benefit Plan has been maintained, funded and administered in accordance with its terms and was established, has been administered and maintained, and is in compliance with ERISA, the Code and all other applicable Laws, other than failures that would not reasonably be expected to, individually or in the aggregate, have a Company Material Adverse Effect.

(d)                                 Each Company Benefit Plan intended to be “qualified” within the meaning of Section 401(a) of the Code has received a favorable determination letter as to such qualification from the Internal Revenue Service, and no event has occurred, either by reason of any action or failure to act, that would reasonably be expected to cause the loss of any such qualification, except where such loss of qualification would not reasonably be expected to, individually or in the aggregate, have a Company Material Adverse Effect.

(e)                                  None of the Company, any Company Subsidiary, or any of their respective ERISA Affiliates sponsors, maintains, contributes to, is required to maintain or contribute to, or has any actual or contingent liability under, any plan that is subject to Section 302 or Title IV of ERISA or Section 412 of the Code, nor have they sponsored, maintained or contributed to any such plan within the preceding six (6) years.

(f)                                   Neither the Company nor any Company Subsidiary has any material liability in respect of post-retirement health, medical or life insurance benefits for retired, former or current employees of the Company or the Company Subsidiaries other than for continuation coverage required under Section 4980B of the Code or any state Laws.

(g)                                  None of the execution and delivery of this Agreement, the obtaining of the Company Stockholder Approval, or the consummation of the Merger or any other transaction contemplated hereby (alone or in conjunction with any other event, including any termination of employment on or following the Effective Time) will (i) entitle any current or former director, officer, employee, contractor or consultant of the Company or any Company Subsidiary to any material compensation or benefit, (ii) accelerate the time of payment or vesting, or trigger any payment or funding, of any material compensation or benefits or trigger any other material obligation under any Company Benefit Plan or (iii) result in any breach or violation of or default under any Company Benefit Plan, in each case, except as provided in this Agreement or pursuant to applicable Law.

4.12                  Title to Properties. The Company and the Company Subsidiaries have good and defensible title to all Oil and Gas Properties (forming the basis for the reserves reflected in the Company Reserve Report) and good, valid and indefeasible title (or, to the extent not owned, a valid leasehold interest) to all other real and personal properties that are material to the business of the Company or any Company Subsidiary, in each case free and clear of all Liens and defects and imperfections of title except (a) for Permitted Liens and (b) such as would not reasonably be expected to, individually or in the aggregate, have a Company Material Adverse Effect. There does not exist any pending or, to the Knowledge of the Company, threatened, condemnation or eminent domain proceedings that affect any of the Oil and Gas Properties or any other owned or leased real property material to the business.

4.13                        Reserve Report. The factual, non-interpretive data relating to the Oil and Gas Properties of the Company or any Company Subsidiary on which the reserve report prepared by the Company and audited by its independent reserve auditors referred to in the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2016 (the “Company Reserve Report”) was accurate in all material respects at the time of preparation of the Company Reserve Report. With respect to the proved reserves reflected in the Company Reserve Report, the Company Reserve Report conforms in all material respects to the guidelines with respect thereto of the SEC. Except for changes (including changes in Hydrocarbon commodity prices) generally affecting the oil and gas industry and normal depletion by production, there has been no change in respect of the matters addressed in the Company Reserve Report (including any acquisitions or dispositions of Oil and Gas Properties of the Company or any Company Subsidiary outside of the ordinary course of business since the date of the Company Reserve Report) that would reasonably be expected to, individually or in the aggregate, have a Company Material Adverse Effect.

4.14                        Material Contracts.

(a)                                 Except for this Agreement and for the Contracts disclosed in the Filed Company SEC Documents, Section 4.14(a) of the Company Disclosure Letter sets forth a true and complete list, as of the date of this Agreement, and the Company has made available to Parent true and complete copies, of:

(i)                                     each Contract that would be required to be filed by the Company as a “material contract” pursuant to Item 601(b)(10) of Regulation S-K under the Securities Act;

(ii)                                  each Contract to which the Company or any Company Subsidiary is a party that (A) restricts the ability of the Company or any Company Subsidiary to compete in any business or with any Person in any geographical area, (B) requires the Company or any Company Subsidiary to conduct any business on a “most favored nations” basis with any third party (C) provides for “exclusivity” or any similar requirement in favor of any third party or (D) provides preferential rights or rights of first or last offer or refusal to any third party, except in the case of each of clauses (A), (B), (C) and (D) for such restrictions, requirements and provisions that are not material to the Company and the Company Subsidiaries, taken as a whole;

(iii)                               each Contract under which the Company or any Company Subsidiary licenses or sublicenses Intellectual Property from or to any third party (other than generally commercially available, off-the-shelf software programs), except for such licenses and sublicenses that are not material to the Company and the Company Subsidiaries, taken as a whole;

(iv)                              each Contract to which the Company or any Company Subsidiary is a party that provides for any payment, receipt or expenditure in excess of $250,000 in any twelve (12) month period;

(v)                                 each Contract that constitutes a commitment relating to Indebtedness for borrowed money or the deferred purchase price of property by the Company or any Company Subsidiary (whether incurred, assumed, guaranteed or secured by any asset) in excess of $250,000, other than Contracts solely between or among the Company and/or any Company Subsidiary;

(vi)                              each Contract under which the Company or any Company Subsidiary is the landlord, sublandlord, tenant, subtenant or occupant with respect to any material real property leased, subleased, licensed or otherwise occupied;

(vii)                           each Contract for any Derivative Transaction;

(viii)                        each material partnership, joint venture or limited liability company agreement, other than any customary joint operating agreements, unit agreements or participation agreements affecting the Oil and Gas Properties of the Company or any Company Subsidiary;

(ix)                              each joint development agreement, exploration agreement, participation, farmout, farm-in or program agreement or similar Contract requiring the Company or any Subsidiary to make expenditures that would reasonably be expected to be in excess of $250,000 in the aggregate during the twelve (12) month period following the date of this Agreement, other than customary joint operating agreements and continuous development obligations under leases relating to any of the Oil and Gas Properties of the Company or any Company Subsidiary;

(x)                                 each Contract that provides for a “take-or-pay” clause or any similar prepayment obligation, acreage dedication, minimum volume commitments or capacity reservation fees to a gathering transportation or other arrangement downstream of the wellhead, that cover, guaranty or commit volumes of Hydrocarbons of the Company or any Company Subsidiary;

(xi)                              each Contract that would or would reasonably be expected to prevent, materially delay or materially impede the consummation of the transactions contemplated by this Agreement or that, upon the consummation of the Merger, would (either alone or upon the occurrence of any additional acts or events, including the passage of time) result in any payment or benefit (whether of severance pay or otherwise) becoming due, or the acceleration or vesting of any right to any payment or benefits, from Parent, Merger Sub, the Company or any of their respective Subsidiaries to any officer, director, consultant or employee of any of the foregoing; and

(xii)                           each Contract with or binding upon the Company or any Company Subsidiary or any of their respective properties or assets that is of the type that would be required to be disclosed under Item 404 of Regulation S-K under the Securities Act.

Each such Contract described in clauses (i) through (xii) above is referred to herein as a “Company Specified Contract.”

(b)                                 As of the date of this Agreement, each of the Company Specified Contracts is valid, binding and enforceable on the Company or the Company Subsidiaries, as the case may be, and, to the Knowledge of the Company, each other party thereto, and is in full force and effect (i) except for such failures to be valid, binding or enforceable or to be in full force and effect as would not reasonably be expected to, individually or in the aggregate, have a Company Material Adverse Effect and (ii) except insofar as such enforceability may be limited by bankruptcy, insolvency, reorganization, moratorium or other Laws of general applicability relating to or affecting creditors’ rights, or by principles governing the availability of equitable remedies, whether considered in a Proceeding at law or in equity. As of the date of this Agreement, there is no default under any Company Specified Contract by the Company or the Company Subsidiaries or, to the Knowledge of the Company, any other party thereto, and no event has occurred that (with or without notice or lapse of time, or both) would constitute a default thereunder by the Company or any Company Subsidiary or, to the Knowledge of the Company, any other party thereto, in each case except as would not reasonably be expected to, individually or in the aggregate, have a Company Material Adverse Effect.

4.15                  Litigation. As of the date of this Agreement, there is no claim, suit, action, investigation or proceeding of any nature, civil, criminal or regulatory, in law or equity, by or before any Governmental Entity or arbitrator (each, a “Proceeding”) pending or, to the Knowledge of the Company, threatened against the Company or any Company Subsidiary that would reasonably be expected to, individually or in the aggregate, have a Company Material Adverse Effect, nor is there any Judgment outstanding against the Company or any Company Subsidiary that would reasonably be expected to, individually or in the aggregate, have a Company Material Adverse Effect. To the Knowledge of the Company, as of the date of this Agreement, no officer or director of the Company or any Company Subsidiary is a defendant in any material Proceeding in connection with his or her status as such.

4.16                  Compliance with Laws.

(a)                                 Except with respect to Tax matters and environmental matters and as set forth in Section 4.16(a) of the Company Disclosure Letter, each of the Company and the Company Subsidiaries is, and since January 1, 2016 has been, in compliance with all, and is not in default under or in violation of any applicable Law, other than any noncompliance, default or violation that would not reasonably be expected to, individually or in the aggregate, have a Company Material Adverse Effect. Neither the Company nor any Company Subsidiary has received any written communication since December 31, 2016 and prior to the date of this Agreement from a Governmental Entity that alleges that the Company or any Company Subsidiary is not in compliance with or is in default or violation of any applicable Law, except where such non-compliance, default or violation would not reasonably be expected to, individually or in the aggregate, have a Company Material Adverse Effect. To the Knowledge of the Company, no investigation or review by any Governmental Entity with respect to the Company or any Company Subsidiary is pending or threatened, other than those the outcome of which has not had and would not be reasonably likely to have, individually or in the aggregate, a Company Material Adverse Effect.

(b)                                 The Company and the Company Subsidiaries are in possession of all franchises, tariffs, grants, authorizations, licenses, permits, easements, variances, exemptions, consents, certificates, approvals and orders of any Governmental Entity necessary under applicable Law to own, lease and operate their assets and properties and to lawfully carry on their businesses as they are being conducted as of the date of this Agreement (collectively, the “Company Permits”), except where the failure to be in possession of such Company Permits would not reasonably be expected to, individually or in the aggregate, have a Company Material Adverse Effect. All Company Permits are in full force and effect, except where the failure to be in full force and effect would not reasonably be expected to, individually or in the aggregate, have a Company Material Adverse Effect. No suspension or cancellation of any of the Company Permits is pending or, to the Knowledge of the Company, threatened and the Company and the Company Subsidiaries are in compliance with all such Company Permits, except where such suspension, cancellation or noncompliance would not reasonably be expected to, individually or in the aggregate, have a Company Material Adverse Effect.

4.17                  Environmental Matters.

(a)                                 Except for matters that would not reasonably be expected to, individually or in the aggregate, have a Company Material Adverse Effect:

(i)                                     The Company and the Company Subsidiaries are, and for the past three (3) years have been, in compliance with all Environmental Laws, which compliance has included obtaining and complying with all Environmental Permits required for the operation of the business;

(ii)                                  Neither the Company nor any Company Subsidiary has received any written notice from any Governmental Entity or other Person alleging the actual or potential violation of or liability under any Environmental Law or any Environmental Permit, in each case which remains pending or unresolved;

(iii)                               There are no Proceedings or Judgments pending or, to the Knowledge of the Company, threatened by a Governmental Entity or other Person against the Company or any Company Subsidiary that allege a violation of or liability under any Environmental Law or any Environmental Permit;

(iv)                              Neither the Company nor any Company Subsidiary has treated, stored, disposed of, arranged for the disposal of, transported, handled, or Released any Hazardous Material so as to give rise to any liabilities (contingent or otherwise) pursuant to Environmental Laws; and

(v)                                 Neither the Company nor any Company Subsidiary has provided an indemnity with respect to, or otherwise assumed by Contract, any liability of any other Person relating to Environmental Laws or Hazardous Materials.

(b)                                 The Company has made available to Parent and Merger Sub all non-privileged material environmental reports, audits and assessments and all other material documents bearing on material environmental, health or safety liabilities, in each case in the possession or reasonable control of the Company or any Company Subsidiary.

4.18                  Intellectual Property. The Company and the Company Subsidiaries own or have the right to use all Intellectual Property necessary for the operation of the businesses of the Company and the Company Subsidiaries as presently conducted (collectively, the “Company Intellectual Property”) free and clear of all Liens except for Permitted Liens, except where the failure to own or have the right to use such Intellectual Property would not reasonably be expected to, individually or in the aggregate, have a Company Material Adverse Effect. To the Knowledge of the Company and the Company Subsidiaries, the use of the Company Intellectual Property by the Company and the Company Subsidiaries in the operation of the business of the Company and the Company Subsidiaries as presently conducted does not infringe upon or misappropriate any Intellectual Property of any other Person, except for such matters that would not reasonably be expected to, individually or in the aggregate, have a Company Material Adverse Effect.

4.19                  Insurance. The Company and the Company Subsidiaries maintain, or are entitled to the benefits of, insurance, underwritten by financially reputable insurance companies, in such amounts and against such risks substantially as is customary for the industries in which the Company and the Company Subsidiaries operate. Section 4.19 of the Company Disclosure Letter sets forth a complete and correct list of all insurance policies maintained by the Company and the Company Subsidiaries, true and complete copies of which have been made available to Parent. All material insurance policies maintained by or on behalf of the Company or the Company Subsidiaries as of the date of this Agreement are in full force and effect, and all premiums due on such policies have been paid. Except as would not reasonably be expected to, individually or in the aggregate, have a Company Material Adverse Effect, the Company and the Company Subsidiaries are in compliance with the terms and provisions of all insurance policies maintained by or on behalf of the Company or the Company Subsidiaries as of the date of this Agreement, and neither the Company nor any Company Subsidiary is in breach or default under, or has taken any action that would permit termination or material modification of, any material insurance policies. As of the date of this Agreement, none of the limits for any such policy currently in force have been exhausted or materially reduced.

4.20                        Regulatory Matters. Neither the Company nor any Company Subsidiary is (a) an “investment company” or a company “controlled” by an “investment company” within the meaning of the U.S. Investment Company Act of 1940 and the rules and regulations promulgated thereunder or (b) a “holding company,” a “subsidiary company” of a “holding company,” an Affiliate of a “holding company,” a “public utility” or a “public-utility company,” as each such term is defined in the U.S. Public Utility Holding Company Act of 2005. Neither the Company nor any Company Subsidiary owns or holds any refined petroleum product, crude oil, natural gas, liquefied natural gas, natural gas liquid and other pipelines, lateral lines, pumps, pump stations, storage facilities, terminals, processing plants and other related operations, assets, machinery or equipment that are subject to (x) regulation by the U.S. Federal Energy Regulatory Commission under the Natural Gas Act of 1938 or (y) rate regulation or comprehensive nondiscriminatory access regulation under the Laws of any state or other local jurisdiction.

4.21                  Brokers and Other Advisors. No broker, investment banker, financial advisor or other Person, other than Evercore Group L.L.C., the fees and expenses of which will be paid by the Company, is entitled to any broker’s, finder’s, financial advisor’s or other similar fee or commission in connection with this Agreement, the Merger and the other transactions contemplated hereby based upon arrangements made by or on behalf of the Company or any of its affiliates.

4.22                  Opinion of Financial Advisor. The Company has received the opinion of Evercore Group L.L.C., dated the date of this Agreement, to the effect that, as of such date and based upon and subject to the factors and assumptions set forth therein, the consideration to be paid to the holders of Company Common Stock pursuant to this Agreement is fair to such holders from a financial point of view, a signed copy of which opinion will be made available to Parent for informational purposes only promptly following the date of this Agreement.

4.23                        Related Party Transactions. Except as disclosed in the Filed Company SEC Documents, neither the Company nor any Company Subsidiary is party to any transaction or arrangement under which any (a) present or former executive officer or director of the Company or any Company Subsidiary, (b) beneficial owner (within the meaning of Section 13(d) of the Exchange Act) of 5% or more of any class of equity of the Company or (c) Affiliate, “associate” or member of the “immediate family” (as such terms are respectively defined in Rules 12b-2 and 16a-1 of the Exchange Act) of any of the foregoing is a party to any actual or proposed loan, lease or other Contract with or binding upon the Company or any Company Subsidiary or owns or has any interest in any of their respective properties or assets, in each case as would be required to be disclosed by the Company pursuant to Item 404 of Regulation S-K promulgated under the Exchange Act.

4.24                        Derivative Transactions. Except as has not had and would not be reasonably likely to have, individually or in the aggregate, a Company Material Adverse Effect:

(a)                                 All Derivative Transactions entered into by the Company or any Company Subsidiary or for the account of any of their respective customers as of the date of this Agreement were entered into in accordance with applicable Laws, and in accordance with the investment, securities, commodities, risk management and other policies, practices and procedures employed by the Company and the Company Subsidiaries, and were entered into with counterparties believed at the time to be financially responsible and able to understand (either alone or in consultation with their advisers) and to bear the risk of such Derivative Transactions.

(b)                                 Each of the Company and the Company Subsidiaries has duly performed in all respects all of their respective obligations under the Derivative Transactions to the extent that such obligations to perform have accrued, and there are no breaches, violations, collateral deficiencies, requests for collateral or demands for payment or defaults or allegations or assertions of such by any party thereunder.

4.25                        No Other Representations or Warranties; Reliance Disclaimer. Except for the representations and warranties set forth in this Article IV, none of the Company, the Company Subsidiaries or any other Person makes or has made any express or implied representation or warranty with respect to the Company or the Company Subsidiaries or with respect to any other information provided to Parent or Merger Sub in connection with the Merger or the other transactions contemplated hereby. The Company, on its own behalf and on behalf of its Affiliates and its and their respective Representatives, disclaims reliance on any representations or warranties or other information provided to them by Parent or the Parent Subsidiaries or their respective Representatives or any other Person except for the representations and warranties expressly set forth in Article V. Without limiting the generality of the foregoing, the Company, on its own behalf and on behalf of its Affiliates and its and their respective Representatives, acknowledges and agrees that none of Parent, the Parent Subsidiaries or any other Person will have or be subject to any liability or other obligation to the Company or any other Person resulting from the distribution to the Company (including its Representatives), or the Company’s (or such Representatives’) use of, any such information, including any information, documents, projections, forecasts or other material made available to the Company in certain “data rooms” or management presentations in expectation of the Merger.

ARTICLE V
REPRESENTATIONS AND WARRANTIES OF PARENT AND MERGER SUB

Except (y) as disclosed in the reports, schedules, forms, statements and other documents filed by Parent with or furnished by Parent to the SEC on or after October 4, 2016 (excluding any disclosures set forth in any such Filed Parent SEC Documents in any risk factor section, any forward-looking disclosure or any other statements that are non-specific, predictive or primarily cautionary in nature other than historical facts included therein and solely where the relevance of the information as an exception to (or disclosure for purposes of) a particular representation is reasonably apparent on the face of such disclosure) and publicly available prior to the date of this Agreement (the “Filed Parent SEC Documents”) or (z) as set forth in the disclosure letter delivered by Parent to the Company as of the date hereof (the “Parent Disclosure Letter”), Parent and Merger Sub represents to the Company as follows:

5.1                         Organization, General Authority and Standing. Each of Parent and the Parent Subsidiaries is duly organized, validly existing and in good standing under the laws of the jurisdiction in which it is organized (in the case of good standing, to the extent the concept is recognized by such jurisdiction), except in the case of any Parent Subsidiary, excluding Merger Sub, where any such failure would not reasonably be expected to, individually or in the aggregate, have a Parent Material Adverse Effect. Each of Parent and the Parent Subsidiaries (a) has full power and authority necessary to enable it to own, operate, lease or otherwise hold its properties and assets and to conduct its business as presently conducted and (b) is duly qualified or licensed to do business in each jurisdiction where the nature of its business makes such qualification or licensing necessary, other than where the failure to have such power and authority or to be so qualified or licensed would not reasonably be expected to, individually or in the aggregate, have a Parent Material Adverse Effect. True and complete copies of Parent’s Organizational Documents as in effect on the date of this Agreement are included in the Filed Parent SEC Documents. There are not any stockholder agreements, voting trusts or other agreements to which Parent is a party or by which it is bound relating to the voting of any shares of Parent’s capital stock.

5.2                         Capital Structure.

(a)                                 The authorized capital stock of Parent consists of 250,000,000 shares of Parent Common Stock and 50,000,000 shares of preferred stock, par value $0.001 per share (the “Parent Preferred Stock”). At the Measurement Date, (i) 35,665,907 shares of Parent Common Stock were issued and outstanding, of which 1,122,248 shares of Parent Common Stock were Parent Restricted Shares (ii) zero (0) shares of Parent Common Stock were held by Parent in its treasury, (iii) 6,570,020 shares of Parent Common Stock were subject to outstanding rights under the Parent Warrant Agreement, (iv) 2,989,092 additional shares of Parent Common Stock were reserved and available for issuance pursuant to the Parent Stock Plan, and (v) zero (0) shares of Parent Preferred Stock were issued and outstanding. Except as set forth above, at the close of business on the Measurement Date, no shares of capital stock of Parent were issued, reserved for issuance or outstanding. From the Measurement Date to the date of this Agreement, there have been no issuances by Parent of shares of capital stock of Parent or options, warrants, convertible or exchangeable securities, stock-based performance units or other rights to acquire shares of capital stock of Parent or other rights that give the holder thereof any economic interest of a nature accruing to the holders of Parent Common Stock, other than the rights under the Parent Warrant Agreement or rights under the Parent Stock Plan.

(b)                                 All outstanding shares of Parent Common Stock, and all such shares that may be issued prior to the Effective Time when issued, (i) are or will be, as applicable, duly authorized, validly issued, fully paid and nonassessable and not subject to preemptive rights and (ii) issued in compliance in all material respects with applicable securities Laws and other applicable Law and all requirements set forth in applicable Contracts.

(c)                                  As of the date of this Agreement, there are no bonds, debentures, notes or other Indebtedness of Parent having the right to vote (or convertible into, or exchangeable for, securities having the right to vote) on any matters on which holders of Parent Common Stock may vote (“Voting Parent Debt”).

(d)                                 Except as set forth above, as of the date of this Agreement, there are no options, warrants, convertible or exchangeable securities, stock-based performance units or other rights or Contracts to which Parent is a party or by which Parent is bound (i) obligating Parent to issue, deliver or sell, or cause to be issued, delivered or sold, additional shares of capital stock of, or any security convertible or exchangeable for any shares of capital stock of, Parent or any Voting Parent Debt, (ii) obligating Parent to issue, grant or enter into, as applicable, any such option, warrant, security, unit, right or Contract or (iii) that give any person the right to receive any economic interest of any nature accruing to the holders of Parent Common Stock. As of the date of this Agreement, there are no outstanding contractual obligations of Parent to repurchase, redeem or otherwise acquire any shares of capital stock of Parent or options, warrants, convertible or exchangeable securities, stock-based performance units or other rights to acquire shares of capital stock of Parent, except for (A) the withholding of shares of Parent Common Stock to satisfy tax obligations with respect to awards granted pursuant to the Parent Stock Plan and (B) the acquisition by Parent of Parent Restricted Shares in connection with the forfeiture of awards of such.

(e)                                  All Parent Restricted Shares are evidenced by written award agreements.

5.3                         Parent Subsidiaries; Equity Interests.

(a)                                 A full list of all Parent Subsidiaries is set forth in Section 5.3(a) of the Parent Disclosure Letter. All of the outstanding interests in each Parent Subsidiary have been validly issued, fully paid and nonassessable and are owned by Parent, free and clear of all Liens, other than Permitted Liens. As of the date of this Agreement, there are no options, warrants, rights, convertible or exchangeable securities, stock-based performance units or Contracts to which any Parent Subsidiary is a party or by which any Parent Subsidiary is bound obligating any Parent Subsidiary to issue, deliver or sell, or cause to be issued, delivered or sold, additional shares of capital stock of, or any security convertible or exchangeable for any shares of capital stock of, any Parent Subsidiary.

(b)                                 Except as set forth in Section 5.3(a) of the Parent Disclosure Letter, Parent does not own, directly or indirectly, any capital stock, membership interest, partnership interest, joint venture interest or other equity interest in any Person. None of Parent nor Merger Sub or any of their respective “affiliates” or “associates” is, and at no time during the last three years has been, an “interested stockholder” of the Company (in each case, as such terms are defined in Section 203 of the DGCL). As of the date of this Agreement, neither Parent nor Merger Sub “owns” (as such term is defined in Section 203 of the DGCL) any shares of capital stock of the Company other than as a result of this Agreement.

5.4                               Authority; Execution and Delivery; Enforceability.

(a)                                 The execution and delivery by Parent and Merger Sub of this Agreement and the consummation by Parent and Merger Sub of the transactions contemplated hereby have been duly authorized by all necessary corporate action on the part of Parent and Merger Sub, subject, in the case of the Parent Common Stock Issuance, to receipt of Parent Stockholder Approval. Each of Parent and Merger Sub has duly executed and delivered this Agreement, and, assuming due authorization, execution and delivery by the Company, this Agreement constitutes its legal, valid and binding obligation, enforceable against it in accordance with its terms (except insofar as such enforceability may be limited by bankruptcy, insolvency, reorganization, moratorium or other Laws of general applicability relating to or affecting creditors’ rights, or by principles governing the availability of equitable remedies, whether considered in a Proceeding at law or in equity).

(b)                                 The Parent Board, at a meeting duly called and held, (i) determined that this Agreement and the transactions contemplated hereby, including the Parent Common Stock Issuance, are fair to, and in the best interests of, Parent and Parent’s stockholders, (ii) approved and declared advisable this Agreement and the transactions contemplated hereby, including the Parent Common Stock Issuance and (iii) recommended that the holders of Parent Common Stock approve the Parent Common Stock Issuance (such recommendation described in clause (iii), the “Parent Board Recommendation”).

(c)                                  The only vote of holders of any class or series of capital stock of Parent necessary to consummate the Merger is the approval of the Parent Common Stock Issuance by the affirmative vote of a majority of the outstanding shares of Parent Common Stock entitled to vote thereon and present in person or represented by proxy at the Parent Stockholders Meeting in accordance with the rules and regulations of the NYSE and the Organizational Documents of Parent (the “Parent Stockholder Approval”).

(d)                                 The Merger Sub Board (i) determined that this Agreement and the transactions contemplated hereby, including the Merger, are fair to, and in the best interests of, Parent, Merger Sub’s sole stockholder, (ii) approved and declared advisable this Agreement and the transactions contemplated hereby, including the Merger and (iii) recommended that Parent, as the sole stockholder of Merger Sub, adopt this Agreement and approve the transactions contemplated hereby, including the Merger. Parent, as the sole stockholder of Merger Sub, has executed and delivered a unanimous written consent of the sole stockholder of Merger Sub pursuant to Section 228 of the DGCL adopting this Agreement and approving the transactions contemplated hereby, which consent shall become effective immediately following the execution and delivery of this Agreement.

5.5                         No Conflicts; Consents.

(a)                                 The execution and delivery by Parent and Merger Sub of this Agreement do not, and the consummation of the Merger and the other transactions contemplated hereby and compliance with the terms hereof will not, conflict with, or result in any violation of, or default (with or without notice or lapse of time, or both) under, or give rise to a right of termination, cancelation or acceleration of any material obligation or to loss of a material benefit under, or result in the creation of any Lien upon any of the properties or assets of Parent or the Parent Subsidiaries under, any provision of (i) the Organizational Documents of Parent or any Parent Subsidiary, (ii) any Contract to which Parent or any Parent Subsidiary is a party or by which any of their respective properties or assets is bound or (iii) subject to the filings and other matters referred to in Section 5.5(b), any Law applicable to Parent or the Parent Subsidiaries or their respective properties or assets, other than, in the case of clauses (ii) and (iii) above, any such items that would not reasonably be expected to, individually or in the aggregate, have a Parent Material Adverse Effect.

(b)                                 No Consent of, or registration, declaration or filing with, or permit from, any Governmental Entity, is required to be obtained or made by or with respect to Parent or any Parent Subsidiary in connection with the execution, delivery and performance of this Agreement or the consummation of the transactions contemplated hereby, other than (i) compliance with and filings under the HSR Act, (ii) the filing with the SEC of (A) the Registration Statement, (B) the Joint Proxy Statement and (C) such reports under the Exchange Act and the Securities Act as may be required in connection with this Agreement, the Merger and the other transactions contemplated hereby, (iii) the filing of the Certificate of Merger with the Secretary of State of the State of Delaware and appropriate documents with the relevant authorities of the other jurisdictions in which Parent or Merger Sub is qualified to do business, (iv) such filings as may be required under the rules and regulations of the NYSE and (v) such other items that the failure of which to obtain or make would not reasonably be expected to, individually or in the aggregate, have a Parent Material Adverse Effect.

5.6                         SEC Documents; Undisclosed Liabilities.

(a)                                 Since January 1, 2016, Parent has filed or furnished with the SEC all forms, registration statements, reports, schedules and statements required to be filed or furnished under the Exchange Act or the Securities Act. At the time filed (or, in the case of registration statements, solely on the dates of effectiveness) (except to the extent amended by a subsequently Filed Parent SEC Document prior to the date of this Agreement, in which case as of the date of such amendment), each Filed Parent SEC Document complied in all material respects with the applicable requirements of the Exchange Act and the Securities Act, as the case may be and did not contain any untrue statement of a material fact, or omit to state a material fact required to be stated therein or necessary in order to make the statements made, in light of the circumstances under which they were made, not misleading.

(b)                                 The audited consolidated financial statements and the unaudited quarterly financial statements (including, in each case, the notes thereto) of Parent included in the Filed Parent SEC Documents (i) complied as to form in all material respects with the published rules and regulations of the SEC with respect thereto, (ii) have been prepared in all material respects in accordance with GAAP (except, in the case of unaudited quarterly statements, as permitted by Form 10-Q of the SEC or other rules and regulations of the SEC) applied in all material respects on a consistent basis during the periods involved (except as may be indicated in the notes thereto) and (iii) fairly present in all material respects the consolidated financial position of Parent and its consolidated subsidiaries as of the dates thereof and the consolidated results of their operations and cash flows for the periods covered thereby (subject, in the case of unaudited quarterly statements, to normal year-end adjustments).

(c)                                  Except as reflected or reserved against in the consolidated balance sheet of Parent, as of September 30, 2017, or the notes thereto, included in the Filed Parent SEC Documents (such balance sheet and the notes thereto, the “Parent Balance Sheet”), Parent and the Parent Subsidiaries do not have any liability or obligation of any nature (whether accrued, absolute, contingent or otherwise) other than (i) liabilities or obligations incurred in the ordinary course of business since the date of the Parent Balance Sheet, (ii) liabilities or obligations not required to be disclosed in a consolidated balance sheet of Parent or in the notes thereto prepared in accordance with GAAP and the rules and regulations of the SEC applicable thereto, (iii) liabilities or obligations incurred in connection with the transactions contemplated hereby, (iv) incurrence of Indebtedness under existing credit facilities or extensions, renewals or refinancings of existing Indebtedness, (v) obligations of Parent or any Parent Subsidiary to Parent or any Parent Subsidiary, and (vi) liabilities or obligations that would not reasonably be expected to, individually or in the aggregate, have a Parent Material Adverse Effect.

(d)                                 Parent has established and maintains disclosure controls and procedures and a system of internal control over financial reporting (as such terms are defined in Rule 13a-15 and Rule 15d-15 under the Exchange Act) as required by the Exchange Act. From the date of the filing of Parent’s Annual Report on Form 10-K for the fiscal year ended December 31, 2016 to the date of this Agreement, Parent’s auditors and the Parent Board have not been advised of (i) any significant deficiencies or material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect Parent’s ability to record, process, summarize and report financial information or (ii) any fraud, whether or not material, that involves management or other employees who have a significant role in Parent’s internal control over financial reporting.

5.7                         Information Supplied. None of the information supplied or to be supplied by or on behalf of Parent or Merger Sub for inclusion or incorporation by reference in the Registration Statement or the Joint Proxy Statement will, at the time such document is filed with the SEC, at any time it is amended or supplemented or at the time it is first published, sent or given to Parent’s stockholders, contain any untrue statement of a material fact or omit to state any material fact necessary to make the statements therein, in light of the circumstances under which they are made, not misleading. The Registration Statement and the Joint Proxy Statement will comply as to form in all material respects with the requirements of the Exchange Act, except that no representation or warranty is made by Parent with respect to statements included or incorporated by reference therein based on information supplied by or on behalf of the Company for inclusion or incorporation by reference therein.

5.8                               Absence of Certain Changes or Events.

(a)                                 Since December 31, 2016, there has not been any Parent Material Adverse Effect.

(b)                                 From December 31, 2016 through the date of this Agreement, Parent and the Parent Subsidiaries have conducted each of their respective businesses in the ordinary course in substantially the same manner as previously conducted, and during such period there has not been:

(i)                                     any declaration, setting aside or payment of any dividend on, or making of any other distribution (whether in cash, stock or property) with respect to, any capital stock of Parent;

(ii)                                  any split, combination or reclassification of any capital stock of Parent or any issuance or the authorization of any issuance of any other securities in respect of, in lieu of or in substitution for shares of capital stock of Parent; or

(iii)                               any change in accounting methods, principles or practices by Parent or any Parent Subsidiary materially affecting the consolidated assets, liabilities or results of operations of Parent, except as may have been required (A) by GAAP (or any interpretation thereof), including pursuant to standards, guidelines and interpretations of the Financial Accounting Standards Board or any similar organization, or (B) by Law.

5.9                         Taxes. Except as would not reasonably be expected to, individually or in the aggregate, have a Parent Material Adverse Effect:

(a)                                 Each of Parent and the Parent Subsidiaries has (i) timely filed, or caused to be timely filed on its behalf, taking into account any extensions of time within which to file, all Tax Returns required to have been filed by it, and all such Tax Returns are true and complete, and (ii) paid, or caused to be paid, all Taxes required to have been paid by it other than Taxes that are not yet due or that are being contested in good faith in appropriate Proceedings and for which adequate reserves have been established in accordance with GAAP.

(b)                                 There are no disputes, audits, examinations, investigations or proceedings pending or threatened in writing in respect of any Taxes or Tax Returns of Parent or any Parent Subsidiary, and neither Parent nor any Parent Subsidiary is a party to any litigation or administrative Proceeding relating to Taxes. No deficiency for any Tax has been asserted or assessed by a taxing authority in writing against Parent or any Parent Subsidiary that has not been paid, settled or withdrawn or is not being contested in good faith in appropriate Proceedings.

(c)                                  There are no Liens for Taxes other than Permitted Liens upon any property or assets of Parent or any Parent Subsidiary.

(d)                                 In the last three (3) years, neither Parent nor any Parent Subsidiary has received a written claim by any Governmental Entity in a jurisdiction where it does not file income or franchise Tax Returns that it is or may be subject to income or franchise taxation by that jurisdiction.

(e)                                  Neither Parent nor any Parent Subsidiary is a party to or is bound by any material Tax sharing, allocation or indemnification agreement or arrangement (other than (i) such agreements or arrangements exclusively between Parent and any Parent Subsidiary or (ii) customary tax provisions in commercial agreements the primary subject matter of which is not Tax). Neither Parent nor any Parent Subsidiary has (i) been a member of an affiliated group filing a consolidated U.S. federal income Tax Return (other than a group the common parent of which is or was Parent or a Parent Subsidiary) or (ii) any liability for Taxes of any Person (other than the Parent or any Parent Subsidiary) under Treasury Regulations § 1.1502-6 (or any similar provision of state, local or foreign Law) or as a transferee or successor.

(f)                                   Within the past two (2) years, neither Parent nor any Parent Subsidiary has been a “distributing corporation” or a “controlled corporation” within the meaning of Section 355(a)(1)(A) of the Code in a distribution intended to qualify for tax-free treatment under Section 355 of the Code.

(g)                                  To the Knowledge of Parent, neither Parent nor any Parent Subsidiary has been a party to a transaction that, as of the date of this Agreement, constitutes a “listed transaction” for purposes of Section 6011 of the Code and applicable Treasury Regulations.

5.10                  Labor Relations. There are no collective bargaining or other labor union agreements to which Parent or any Parent Subsidiary is a party or by which Parent or any Parent Subsidiary is bound. None of the employees of Parent or any Parent Subsidiary is represented by any union with respect to his or her employment by Parent or any Parent Subsidiary. To the Knowledge of Parent, since January 1, 2016, neither Parent nor any Parent Subsidiary has experienced any material labor disputes, strikes, work stoppages, slowdowns, lockouts or union organization attempts concerning any employees of Parent or any Parent Subsidiary. To the Knowledge of Parent, there is no material unfair labor practice charge or complaint or other Proceeding pending, or threatened against Parent or any Parent Subsidiary before the National Labor Relations Board or any similar Governmental Entity that would reasonably be expected to, individually or in the aggregate, have a Parent Material Adverse Effect.

5.11                  Employee Benefits.

(a)                                 Section 5.11(a) of the Parent Disclosure Letter sets forth a true and complete list, as of the date of this Agreement, of each material Parent Benefit Plan.

(b)                                 With respect to each material Parent Benefit Plan, Parent has made available to the Company true and complete copies of (i) such material Parent Benefit Plan, including any amendment thereto (or, in either case, with respect to any unwritten material Parent Benefit Plan, a written description thereof), other than any Parent Benefit Plan that Parent or any Parent Subsidiary is prohibited from making available to Company as a result of applicable Law relating to the safeguarding of data privacy, (ii) each current trust, material insurance, annuity or other funding Contract related thereto and (iii) the most recent annual report on Form 5500 required to be filed with the Department of Labor with respect thereto (if any).

(c)                                  Each Parent Benefit Plan has been maintained, funded and administered in accordance with its terms and was established, has been administered and maintained, and is in compliance with ERISA, the Code and all other applicable Laws, other than failures that would not reasonably be expected to, individually or in the aggregate, have a Parent Material Adverse Effect.

(d)                                 Each Parent Benefit Plan intended to be “qualified” within the meaning of Section 401(a) of the Code (or qualified or registered under any comparable provision under applicable foreign Law) has received a favorable determination letter as to such qualification or registration from the Internal Revenue Service (or any comparable Governmental Entity), and no event has occurred, either by reason of any action or failure to act, that would reasonably be expected to cause the loss of any such qualification, registration or tax-exempt status, except where such loss of qualification, registration or tax-exempt status would not reasonably be expected to, individually or in the aggregate, have a Parent Material Adverse Effect.

(e)                                  None of Parent, any Parent Subsidiary, or any of their respective ERISA Affiliates, sponsors, maintains, contributes to or is required to maintain or contribute to, or has any actual or contingent liability under, any Parent Benefit Plan that is subject to Section 302 or Title IV of ERISA or Section 412 of the Code, nor have they sponsored, maintained or contributed to any such plan within the preceding six (6) years.

(f)                                   Neither Parent nor any Parent Subsidiary has any material liability in respect of post-retirement health, medical or life insurance benefits for retired, former or current employees of Parent or the Parent Subsidiaries other than for continuation coverage required under Section 4980B(f) of the Code or any state or foreign Laws.

(g)                                  None of the execution and delivery of this Agreement, the obtaining of Parent Stockholder Approval, or the consummation of the Merger or any other transaction contemplated hereby (alone or in conjunction with any other event, including any termination of employment on or following the Effective Time) will result in any violation of, or default under, or limit Parent’s right to amend, modify or terminate, any Parent Benefit Plan.

5.12                  Title to Properties. Parent and the Parent Subsidiaries have good and defensible title to all Oil and Gas Properties (forming the basis for the reserves reflected in the Parent Reserve Report) and good, valid and indefeasible title (or, to the extent not owned, a valid leasehold interest) to all other real and personal properties that are material to the business of Parent and the Parent Subsidiaries, in each case free and clear of all Liens and defects and imperfections of title except (a) such as do not materially affect the value of such property and do not materially interfere with the use made and proposed to be made of such property by Parent and the Parent Subsidiaries, (b) for Permitted Liens and (c) such as would not reasonably be expected to, individually or in the aggregate, have a Parent Material Adverse Effect. As of the date of this Agreement, there does not exist any pending or, to the Knowledge of Parent, threatened, condemnation or eminent domain proceedings that affect any of the Oil and Gas

Properties or any other owned or leased real property material to the business, in each case, of Parent or any Parent Subsidiary.

5.13                        Reserve Report. The factual, non-interpretive data relating to the Oil and Gas Properties of Parent or any Parent Subsidiary on which the reserve report prepared by Cawley, Gillespie & Associates, Inc., Ryder Scott Company, L.P. and Netherland, Sewell and Associates, Inc. and referred to in Parent’s Annual Report on Form 10-K for the fiscal year ended December 31, 2016 (the “Parent Reserve Report”) was accurate in all material respects at the time of preparation of the Parent Reserve Report. With respect to the proved reserves reflected in the Parent Reserve Report, the Parent Reserve Report conforms in all material respects to the guidelines with respect thereto of the SEC. Except for changes (including changes in Hydrocarbon commodity prices) generally affecting the oil and gas industry and normal depletion by production, there has been no change in respect of the matters addressed in the Parent Reserve Report (including any acquisitions or dispositions of Oil and Gas Properties of Parent or any Parent Subsidiary outside of the ordinary course of business since the date of the Parent Reserve Report) that would reasonably be expected to, individually or in the aggregate, have a Parent Material Adverse Effect.

5.14                        Material Contracts.

(a)                     Except for this Agreement and for the Contracts disclosed in the Filed Parent SEC Documents, Section 5.14(a) of the Parent Disclosure Letter sets forth a true and complete list, as of the date of this Agreement, and Parent has made available to the Company true and complete copies, of:

(i)                                     each Contract that would be required to be filed by Parent as a “material contract” pursuant to Item 601(b)(10) of Regulation S-K under the Securities Act; and

(ii)                                  each Contract with or binding upon Parent or Parent’s Subsidiaries or any of their respective properties or assets that is of the type that would be required to be disclosed under Item 404 of Regulation S-K under the Securities Act.

Each such Contract described in clauses (i) and (ii) above is referred to herein as a “Parent Specified Contract.”

(b)                                 As of the date of this Agreement, each of the Parent Specified Contracts is valid, binding and enforceable on Parent or the Parent Subsidiaries, as the case may be, and, to the Knowledge of Parent, each other party thereto, and is in full force and effect (i) except for such failures to be valid, binding or enforceable or to be in full force and effect as would not reasonably be expected to, individually or in the aggregate, have a Parent Material Adverse Effect and (ii) except insofar as such enforceability may be limited by bankruptcy, insolvency, reorganization, moratorium or other Laws of general applicability relating to or affecting creditors’ rights, or by principles governing the availability of equitable remedies, whether considered in a Proceeding at law or in equity. As of the date of this Agreement, to the Knowledge of Parent, there is no default under any Parent Specified Contract by Parent or the

Parent Subsidiaries or any other party thereto, and no event has occurred that (with or without notice or lapse of time, or both) would constitute a default thereunder by Parent or any Parent Subsidiary or, to the Knowledge of Parent, any other party thereto, in each case except as would not reasonably be expected to, individually or in the aggregate, have a Parent Material Adverse Effect.

5.15        Litigation. As of the date of this Agreement, there is no Proceeding pending or, to the Knowledge of Parent, threatened against Parent or any Parent Subsidiary that would reasonably be expected to, individually or in the aggregate, have a Parent Material Adverse Effect, nor is there any Judgment outstanding against Parent or any Parent Subsidiary that would reasonably be expected to, individually or in the aggregate, have a Parent Material Adverse Effect.

5.16        Compliance with Laws.

(a)           Except with respect to Tax matters (which are provided for in Section 5.9) and environmental matters (which are provided for in Section 5.17), each of Parent and the Parent Subsidiaries is in compliance with all, and is not in default under or in violation of any applicable Law, other than any noncompliance, default or violation that would not reasonably be expected to, individually or in the aggregate, have a Parent Material Adverse Effect. Neither Parent nor any Parent Subsidiary has received any written communication since December 31, 2016 and prior to the date of this Agreement from a Governmental Entity that alleges that Parent or any Parent Subsidiary is not in compliance with or is in default or violation of any applicable Law, except where such non-compliance, default or violation would not reasonably be expected to, individually or in the aggregate, have a Parent Material Adverse Effect.

(b)           Parent and the Parent Subsidiaries are in possession of all franchises, tariffs, grants, authorizations, licenses, permits, easements, variances, exemptions, consents, certificates, approvals and orders of any Governmental Entity necessary under applicable Law to own, lease and operate their assets and properties and to lawfully carry on their businesses as they are being conducted as of the date of this Agreement (collectively, the “Parent Permits”), except where the failure to be in possession of such Parent Permits would not reasonably be expected to, individually or in the aggregate, have a Parent Material Adverse Effect. All Parent Permits are in full force and effect, except where the failure to be in full force and effect would not reasonably be expected to, individually or in the aggregate, have a Parent Material Adverse Effect. No suspension or cancellation of any of the Parent Permits is, to the Knowledge of Parent, pending or threatened and Parent and the Parent Subsidiaries are in compliance with all such Parent Permits, except where such suspension, cancellation or noncompliance would not reasonably be expected to, individually or in the aggregate, have a Parent Material Adverse Effect.

5.17        Environmental Matters.

(a)           Except for matters that would not reasonably be expected to, individually or in the aggregate, have a Parent Material Adverse Effect:

(i)            Parent and Merger Sub are, and for the past three (3) years have been, in compliance with all Environmental Laws, which compliance has included obtaining and complying with all Environmental Permits required for the operation of the business;

(ii)           Neither Parent nor Merger Sub has received any written notice from any Governmental Entity or other Person alleging the actual or potential violation of or liability under any Environmental Law or any Environmental Permit, in each case which remains pending or unresolved;

(iii)          There are no Proceedings or Judgments pending or, to the Knowledge of Parent, threatened by a Governmental Entity or other Person against Parent or Merger Sub that allege a violation of or liability under any Environmental Law or any Environmental Permit;

(iv)          Neither Parent nor Merger Sub has treated, stored, disposed of, arranged for the disposal of, transported, handled, or Released any Hazardous Material so as to give rise to any liabilities (contingent or otherwise) pursuant to Environmental Laws; and

(v)           Neither Parent nor Merger Sub has provided an indemnity with respect to, or otherwise assumed by Contract, any liability of any other Person relating to Environmental Laws or Hazardous Materials.

(b)           Parent and Merger Sub have made available to the Company all non-privileged material environmental reports, audits and assessments and all other material documents bearing on material environmental, health or safety liabilities, in each case in the possession or reasonable control of Parent or any Parent Subsidiary.

5.18        Intellectual Property. Parent and the Parent Subsidiaries own or have the right to use all Intellectual Property necessary for the operation of the businesses of Parent and the Parent Subsidiaries as presently conducted (collectively, the “Parent Intellectual Property”) free and clear of all Liens except for Permitted Liens, except where the failure to own or have the right to use such Intellectual Property would not reasonably be expected to, individually or in the aggregate, have a Parent Material Adverse Effect. To the Knowledge of Parent and the Parent Subsidiaries, the use of Parent Intellectual Property by Parent and the Parent Subsidiaries in the operation of the business of Parent and the Parent Subsidiaries as presently conducted does not infringe upon or misappropriate any Intellectual Property of any other Person, except for such matters that would not reasonably be expected to, individually or in the aggregate, have a Parent Material Adverse Effect.

5.19        Insurance. Parent and the Parent Subsidiaries maintain, or are entitled to the benefits of, insurance, underwritten by financially reputable insurance companies, in such amounts and against such risks substantially as is customary for the industries in which Parent and the Parent Subsidiaries operate. Except as would not reasonably be expected to, individually or in the aggregate, have a Parent Material Adverse Effect, (a) all material insurance policies maintained by or on behalf of Parent or the Parent Subsidiaries as of the date of this Agreement are in full force and effect, and all premiums due on such policies have been paid and (b) Parent and the Parent Subsidiaries are in compliance with the terms and provisions of all insurance policies maintained by or on behalf of Parent or the Parent Subsidiaries as of the date of this Agreement, and neither Parent nor any Parent Subsidiary is in breach or default under, or has taken any action that would permit termination or material modification of, any material insurance policies.

5.20        Regulatory Matters. Neither Parent nor any Parent Subsidiary is (a) an “investment company” or a company “controlled” by an “investment company” within the meaning of the U.S. Investment Company Act of 1940 and the rules and regulations promulgated thereunder or (b) a “holding company,” a “subsidiary company” of a “holding company,” an Affiliate of a “holding company,” a “public utility” or a “public-utility company,” as each such term is defined in the U.S. Public Utility Holding Company Act of 2005. Neither Parent nor any Parent Subsidiary owns or holds any refined petroleum product, crude oil, natural gas, liquefied natural gas, natural gas liquid and other pipelines, lateral lines, pumps, pump stations, storage facilities, terminals, processing plants and other related operations, assets, machinery or equipment that are subject to (x) regulation by the U.S. Federal Energy Regulatory Commission under the Natural Gas Act of 1938 or (y) rate regulation or comprehensive nondiscriminatory access regulation under the Laws of any state or other local jurisdiction.

5.21        Brokers and Other Advisors. No broker, investment banker, financial advisor or other Person, other than Morgan Stanley & Co. LLC, the fees and expenses of which will be paid by Parent, is entitled to any broker’s, finder’s, financial advisor’s or other similar fee or commission in connection with this Agreement, the Merger and the other transactions contemplated hereby based upon arrangements made by or on behalf of Parent or any of its affiliates.

5.22        Opinion of Financial Advisor. Parent has received the opinion of Morgan Stanley & Co. LLC, dated the date of this Agreement, to the effect that, as of such date and based upon and subject to the factors and assumptions set forth therein, the Merger Consideration is fair from a financial point of view to Parent, a signed copy of which opinion will be made available to the Company for informational purposes only promptly following the date of this Agreement.

5.23        Related Party Transactions. Except as disclosed in the Filed Parent SEC Documents, neither Parent nor any Parent Subsidiary is party to any transaction or arrangement under which any (a) present or former executive officer or director of Parent or any Parent Subsidiary, (b) beneficial owner (within the meaning of Section 13(d) of the Exchange Act) of 5% or more of any class of equity of Parent or (c) Affiliate, “associate” or member of the “immediate family” (as such terms are respectively defined in Rules 12b-2 and 16a-1 of the Exchange Act) of any of the foregoing is a party to any actual or proposed loan, lease or other Contract with or binding upon Parent or any Parent Subsidiary or owns or has any interest in any of their respective properties or assets, in each case as would be required to be disclosed by Parent pursuant to Item 404 of Regulation S-K promulgated under the Exchange Act.

5.24        Business Conduct. Merger Sub was incorporated on November 3, 2017. Since its inception, Merger Sub has not engaged in any activity, other than such actions in connection with (a) its organization and (b) the preparation, negotiation and execution of this Agreement and the transactions contemplated by this Agreement. Merger Sub has no operations, has not generated any revenues and has no liabilities other than those incurred in connection with the foregoing and in association with the Merger as provided in this Agreement.

5.25        Availability of Funds. Parent and Merger Sub have available, or will have available at the Closing, all of the funds required for the consummation of the transactions contemplated by this Agreement.

5.26        No Other Representations or Warranties; Reliance Disclaimer. Except for the representations and warranties set forth in this Article V, none of Parent, the Parent Subsidiaries or any other Person makes or has made any express or implied representation or warranty with respect to Parent or the Parent Subsidiaries or with respect to any other information provided to the Company in connection with the Merger or the other transactions contemplated hereby.  Each of Parent and Merger Sub, on its own behalf and on behalf of its Affiliates and its and their respective Representatives, disclaims reliance on any representations or warranties or other information provided to them by the Company or the Company Subsidiaries or their respective Representatives or any other Person except for the representations and warranties expressly set forth in Article IV. Without limiting the generality of the foregoing, each of Parent and Merger Sub, on its own behalf and on behalf of its Affiliates and its and their respective Representatives, acknowledges and agrees that none of the Company, the Company Subsidiaries or any other Person will have or be subject to any liability or other obligation to Parent, Merger Sub or any other Person resulting from the distribution to Parent or Merger Sub (including their respective Representatives), or Parent’s or Merger Sub’s (or such Representatives’) use of, any such information, including any information, documents, projections, forecasts or other material made available to Parent or Merger Sub in certain “data rooms” or management presentations in expectation of the Merger.

ARTICLE VI
COVENANTS

The Company hereby covenants to and agrees with Parent and Merger Sub, and Parent and Merger Sub hereby covenant to and agree with the Company, that:

6.1        Conduct of Business by the Company. From the date of this Agreement until the earlier of the Effective Time and the termination of this Agreement pursuant to Article VIII, and except (i) as expressly permitted or required by this Agreement, (ii) as may be required by applicable Law or pursuant to the terms of any Company Benefit Plan, (iii) as set forth in Section 6.1 of the Company Disclosure Letter or (iv) with the prior written consent of Parent (which consent will not be unreasonably withheld, conditioned or delayed), the Company will not and will cause each Company Subsidiary not to:

(a)           (i) conduct its business and the business of the Company Subsidiaries other than in the ordinary course in any material respect, (ii) fail to use commercially reasonable efforts to preserve intact its business organizations, goodwill and assets and maintain its rights, franchises and existing relations with customers, suppliers, employees and business associates, or (iii) take any action that adversely affects the ability of any Party to obtain any regulatory approvals for the transactions contemplated hereby; provided, however, that no action or omission by the Company or any Company Subsidiary with respect to matters specifically addressed by any provision of Section 6.1(b) through Section 6.1(r) shall be a breach of this Section 6.1(a);

(b)           issue, sell or otherwise permit to become outstanding, or authorize the creation of, any additional equity or any additional Rights other than the issuance of Company Common Stock in respect of the vesting and/or exercise of Company RSUs and Company Stock Options outstanding as of the date hereof;

(c)           (i) split, combine or reclassify any of its equity interests or issue or authorize or propose the issuance of any other securities in respect of, in lieu of or in substitution for its equity interests, or (ii) repurchase, redeem or otherwise acquire, or permit any Company Subsidiary to purchase, redeem or otherwise acquire any membership, partnership or other equity interests or Rights, except as required by the terms of the Company Stock Plan and any related award agreements or to satisfy any Tax withholding obligations of the holder thereof or as required by the terms of its securities outstanding on the date of this Agreement (or granted following the date of this Agreement in accordance with this Agreement) by any Company Benefit Plan;

(d)           (i) sell, lease, transfer, farmout, exchange, dispose of, license, convey or discontinue all or any portion of its assets, businesses or properties other than (A) sales, transfers and dispositions of inventory, commodities and produced Hydrocarbons, crude oil and refined products in the ordinary course of business consistent with past practice, (B) any sales, leases, dispositions or discontinuances for which the consideration is not in excess of $500,000 individually and $5,000,000 in the aggregate, or (C) any distributions expressly permitted under Section 6.1(e); (ii) acquire, by merger or otherwise, or lease any assets or all or any portion of the business or property of any other entity other than (A) in the ordinary course of business consistent with past practice or (B) acquisitions resulting from a working interest holder’s non-participation election in a well or wells; (iii) merge, consolidate or enter into any other business combination transaction with any Person; or (iv) convert from a limited partnership, limited liability company or corporation, as the case may be, to any other business entity;

(e)           make or declare dividends or distributions to (i) the holders of Company Common Stock or any Company Subsidiary or (ii) any other equityholders of the Company or any Company Subsidiary (other than any dividend or distribution from a wholly owned Company Subsidiary to the Company or to any other wholly owned Company Subsidiary);

(f)            amend the Company’s or any Company Subsidiary’s Organizational Documents as in effect on the date of this Agreement;

(g)           (i) enter into any contract, agreement or arrangement that would be a material agreement to the Company or any Company Subsidiary or (ii) enter into contracts, agreements or arrangements that would involve payments by or to the Company or any Company Subsidiary in excess of $5,000,000 in the aggregate;

(h)           modify, amend, terminate or assign, or waive or assign any rights under any material agreement, in any material manner or in any manner that would reasonably be expected to prevent or materially delay the consummation of the Merger or the other transactions contemplated by this Agreement;

(i)            waive, release, assign, settle or compromise any material Proceeding or settle or compromise any Proceeding if such settlement or compromise (i) involves a material conduct remedy or material injunctive or similar relief, (ii) involves an admission of criminal wrongdoing by the Company or any Company Subsidiary or (iii) has in any material respect a restrictive impact on the business of the Company or any Company Subsidiary;

(j)            implement or adopt any change in its GAAP accounting principles, practices or methods, other than as may be required by GAAP;

(k)           fail to use commercially reasonable efforts to maintain, with financially responsible insurance companies, insurance in such amounts and against such risks and losses as is maintained by it at present;

(l)            (i) make, change or rescind in any material respect any elections relating to Taxes, (ii) settle or compromise any material Proceeding, audit or controversy relating to Taxes, (iii) amend any Tax Return in any material respect, or (iv) change in any material respect any of its methods of reporting income or deductions for federal income tax purposes, except, in each case, in the ordinary course of business consistent with past practice;

(m)          except as required by Law or pursuant to plans or arrangements in effect on the date hereof, (i) establish, adopt, enter into, terminate or amend, or take any action to accelerate the vesting or payment of any compensation, or benefits under, any material Company Benefit Plan, (ii) grant to any director, officer, employee, contractor or consultant any material increase in compensation, bonus or fringe or other benefits, (iii) grant to any current or former director, officer, employee, contractor or consultant of the Company or any Company Subsidiary any material increase in change in control, retention, severance or termination pay, (iv) enter into any employment, consulting, change in control, retention or severance agreement with any current or former director, officer, employee, contractor or consultant of the Company or any Company Subsidiary, (v) terminate the employment of any current officer if such termination would result in the right to receive payment of change in control, severance and/or termination benefits; provided, however, that the Company or a Company Subsidiary may provide unsubsidized continuation coverage required under Section 4980B of the Code, or (vi) allow any employee, contractor, consultant or officer to begin participating in any Company Benefit Plan that provides change in control, severance and/or termination benefits, regardless of whether the terms of such Company Benefit Plan would otherwise allow such employee, contractor, consultant or officer to begin participating in such Company Benefit Plan; provided, however, that the foregoing clauses (ii), (iii) and (iv) shall not restrict the Company or any Company Subsidiary from entering into or making available to newly hired employees or to non-officer employees with an annual base salary equal to or less than $150,000 in the context of promotions based on job performance, in each case, in the ordinary course of business consistent with past practice, compensation and benefits plans, programs, policies, agreements and arrangements (excluding programs, policies, agreements and arrangements related to change in control, retention or severance) that have a value that is (x) consistent with the past practice of making compensation and benefits available to newly hired employees or non-officer  employees in similar positions and (y) in the case of such non-officer level employee, no greater than a 20% increase in the total compensation of such non-officer level employee prior to such promotion;

(n)           (i) incur, assume, guarantee or otherwise become liable for any Indebtedness (directly, contingently or otherwise), other than borrowings under existing revolving credit facilities in the ordinary course of business consistent with past practice, (ii) redeem, repurchase, cancel or otherwise acquire any Indebtedness (directly, contingently or otherwise), (iii) other than with respect to the existing revolving credit facilities, create any material Lien that is not a Permitted Lien on its property or the property of any Company Subsidiary in connection with any pre-existing Indebtedness, new Indebtedness or lease, or (iv) make or commit to make any capital expenditures other than such capital expenditures that do not exceed 115% of the Company’s 2017 or Q1 2018 capital budget, in each case as set forth on Section 6.1(n)((iv) of the Company Disclosure Letter;

(o)           implement or otherwise enter into any derivative security with respect to Hydrocarbon production or marketing or enter into any Derivative Transaction applicable to the Company, provided, however, that the foregoing shall not apply to swaps covering up to 75% of the Company’s proved developed producing for 2018 and 2019 so long as such swaps are entered into at a minimum price of $55 for 2018 and $52.50 for 2019;

(p)           enter into any transaction or Contracts with any Affiliate or other Person that would be required to be disclosed by the Company under Item 404 of Regulation S-K of the SEC;

(q)           authorize, recommend, propose or announce an intention to adopt a plan of complete or partial dissolution or liquidation;

(r)            make any loans, advances or capital contributions to, or investments in, any Person (other than the Company or any wholly owned Company Subsidiary) other than loans, advances or capital contributions in the form of trade credit granted to customers in the ordinary course of business; or

(s)            agree or commit to do anything prohibited by clauses (a) through (r) of this Section 6.1;

provided, however, that the foregoing does not limit or restrict the ability of the Company or any Company Subsidiary to take otherwise prohibited actions in response to emergency situations to the extent required in order to ensure the protection of individuals or assets or compliance with any Environmental Law, including with respect to any Release or threatened Release of Hazardous Materials; provided that the Company promptly notifies Parent of the same.

6.2          Conduct of Business by Parent. From the date of this Agreement until the earlier of the Effective Time and the termination of this Agreement pursuant to Article VIII, and except (i) as expressly permitted or required by this Agreement, (ii) as may be required by applicable Law or pursuant to the terms of any Parent Benefit Plan, (iii) as set forth in Section 6.2 of the Parent Disclosure Letter, (iv) as provided for or contemplated by any agreement of Parent or any of the Parent Subsidiaries in effect as of the date of this Agreement, or (v) with the prior written consent of the Company (which consent will not be unreasonably withheld, conditioned or delayed), Parent will not and will cause each Parent Subsidiary not to:

(a)           (i) conduct its business and the business of the Parent Subsidiaries other than in the ordinary course in any material respect, (ii) fail to use commercially reasonable efforts to preserve intact its business organizations, goodwill and assets and maintain its rights, franchises and existing relations with customers, suppliers, employees and business associates, or (iii) take any action that adversely affects the ability of any Party to obtain any approvals required under the HSR Act for the transactions contemplated hereby; provided, however that no action or omission by Parent or any Parent Subsidiary with respect to matters specifically addressed by the provisions of Section 6.2(b) though Section 6.2(m) shall be a breach of this Section 6.2(a):

(b)           issue, sell or otherwise permit to become outstanding, or authorize the creation of, any additional equity or any additional Rights other than (i) annual grants under the Parent Stock Plan in the ordinary course of business consistent with past practice in regards to both amounts and timing, (ii) grants of Parent Common Stock in respect of the vesting and/or exercise of grants made under the Parent Stock Plan that are outstanding as of the date hereof or (iii) issuances of shares of Parent Common Stock or convertible securities in an amount not exceeding 10% of the issued and outstanding shares of Parent Common Stock (in  the case of convertible securities, on an as-converted basis) as of the date of this Agreement;

(c)           (i) split, combine or reclassify any of its equity interests or issue or authorize or propose the issuance of any other securities in respect of, in lieu of or in substitution for its equity interests, or (ii) repurchase, redeem or otherwise acquire, or permit any Parent Subsidiary to purchase, redeem or otherwise acquire any membership, partnership or other equity interests or Rights, except as required by the terms of the Parent Stock Plan and any related award agreements or to satisfy any Tax withholding obligations of the holder thereof or as required by the terms of its securities outstanding on the date of this Agreement (or granted following the date of this Agreement in accordance with this Agreement) by any Parent Benefit Plan;

(d)           (i) sell, lease, transfer, farmout, exchange, dispose of, license, convey or discontinue all or any portion of its assets, businesses or properties other than (A) in the ordinary course of business (including sales, transfers and dispositions of inventory, commodities and produced Hydrocarbons, crude oil and refined products), (B) any sales, leases, dispositions or discontinuances of assets, businesses or properties that are (i) located in Colorado for which the consideration is not in excess of $500,000 individually and $5,000,000 in the aggregate or (ii) located in Oklahoma, Kansas or Texas for which the consideration is not in excess of $25,000,000 in the aggregate, or (C) any distributions expressly permitted under Section 6.2(e); or (ii) acquire, by merger or otherwise, or lease any assets or all or any portion of the business or property of any other entity other than (A) in the ordinary course of business, (B) acquisitions resulting from a working interest holder’s non-participation election in a well or wells or (C) acquisitions that would not reasonably be expected to materially delay the consummation of the transactions contemplated by this Agreement;

(e)           make or declare dividends or distributions to the equityholders of Parent or any Parent Subsidiary (other than any dividend or distribution from a wholly owned Parent Subsidiary to Parent or to any other wholly owned Parent Subsidiary);

(f)            amend Parent’s Organizational Documents or amend the Organizational Document of any Parent Subsidiary or adopt any change in the Organizational Documents of any of Parent Subsidiary that would adversely affect the consummation of the Merger;

(g)           enter into any contract, agreement or arrangement that would be a material agreement, except as would not prevent or materially delay the consummation of the Merger or the other transactions contemplated by this Agreement;

(h)           modify, amend, terminate or assign, or waive or assign any rights under any material agreement, in a manner that would reasonably be expected to, individually or in the aggregate, have a Parent Material Adverse Effect, or that would reasonably be expected to prevent or materially delay the consummation of the Merger or the other transactions contemplated by this Agreement;

(i)            implement or adopt any change in its GAAP accounting principles, practices or methods, other than as may be required by GAAP;

(j)            fail to use commercially reasonable efforts to maintain with financially responsible insurance companies, insurance in such amounts and against such risks and losses as is maintained by it at present except to the extent that any such failure would not reasonably be expected to, individually or in the aggregate, have a Parent Material Adverse Effect;

(k)           (i) make, change or rescind in any material respect any elections relating to Taxes, (ii) settle or compromise any material Proceeding, audit or controversy relating to Taxes, (iii) amend any Tax Return in any material respect, or (iv) change in any material respect any of its methods of reporting income or deductions for federal income tax purposes, except, in each case, in the ordinary course of business consistent with past practice;

(l)            (i) incur, assume, guarantee or otherwise become liable for any Indebtedness (directly, contingently or otherwise), other than (A) borrowings under existing revolving credit facilities or (B) in the ordinary course of business, (ii) redeem, repurchase, cancel or otherwise acquire any Indebtedness (directly, contingently or otherwise) or (iii) other than with respect to the existing revolving credit facilities, create any material Lien that is not a Permitted Lien on its property or the property of any Parent Subsidiary in connection with any pre-existing Indebtedness, new Indebtedness or lease;

(m)          authorize, recommend, propose or announce an intention to adopt a plan of complete or partial dissolution or liquidation; or

(n)           agree or commit to do anything prohibited by clauses (a) through (m) of this Section 6.2;

provided, however, that the foregoing does not limit or restrict the ability of Parent or any Parent Subsidiary to take otherwise prohibited actions in response to emergency situations to the extent required in order to ensure the protection of individuals or assets or compliance with any Environmental Law; including with respect to any Release or threatened Release of Hazardous Materials; provided that Parent promptly notifies the Company of the same.

6.3          Consummation of the Merger.

(a)           Subject to the terms and conditions of this Agreement, the Company, on the one hand, and each of Parent and Merger Sub, on the other hand, will cooperate with the Other Party and use (and will cause their respective Subsidiaries to use) its reasonable best efforts to (i) take, or cause to be taken, all actions, and do, or cause to be done, all things, necessary, proper or advisable to cause the conditions to the Closing to be satisfied as promptly as practicable and to consummate and make effective, in the most expeditious manner practicable, the Merger, including preparing and filing promptly and fully all documentation to effect all necessary filings, notifications, notices, petitions, statements, registrations, submissions of information, applications and other documents (including, filing any Notification and Report Form required pursuant to the HSR Act within ten (10) Business Days following the execution of this Agreement and to request early termination of the applicable waiting period), (ii) obtain promptly all Consents, clearances, expirations or terminations of waiting periods, registrations, (including Environmental Permits), authorizations and other confirmations from any Governmental Entity or third party necessary, proper or advisable to consummate the Merger and (iii) defend any Proceedings, whether judicial or administrative, challenging this Agreement or the consummation of the Merger. Parent will be responsible for the payment of any filing fees under the HSR Act in connection with the transactions contemplated hereby.

(b)           Each of the Parties hereto will use reasonable best efforts to (i) cooperate in all respects with each other in connection with any filing to or submission with a Governmental Entity in connection with the transactions contemplated hereby and in connection with any Proceeding by or before a Governmental Entity relating to the Merger, including any Proceeding initiated by a private Person, (ii) promptly inform the Other Party of (and supply to the Other Party) any material communication received by such Party from, or given by such Party to any Governmental Entity and any material communication received or given in connection with any Proceeding by a private Person, in each case regarding the Merger (iii) permit the Other Party to review in advance and incorporate their reasonable comments in any communication to be given by it to any Governmental Entity with respect to obtaining any investigations or reviews under any Law in connection with the transactions contemplated hereby and (iv) to the extent practicable, consult with the Other Party in advance of any material meeting, written communications or teleconference with any Governmental Entity or, in connection with any Proceeding by a private Person, with any other Person, and, to the extent not prohibited by the Governmental Entity or other Person, give the Other Party the opportunity to attend and participate in such meetings and teleconferences. Parent shall be entitled to direct any Proceedings with any Governmental Entity or other Person relating to any of the foregoing. Subject to Section 6.8, the Parties will take reasonable best efforts to share information protected from disclosure under the attorney-client privilege, work product doctrine, joint defense privilege or any other privilege pursuant to this Section 6.3 in a manner so as to preserve the applicable privilege. Any Party may share information with any Other Party on an “outside counsel only” basis. Nothing in this Section 6.3 shall obligate the Parties to share any information regarding the value of the transaction or, absent the entry of a mutually acceptable joint defense agreement, information covered by the attorney client privilege, work product doctrine or other similar privilege.

(c)                                  Parent agrees to use reasonable best efforts to take, or cause to be taken (including by the Parent Subsidiaries), any and all steps and to make, or cause to be made (including by the Parent Subsidiaries), any and all undertakings necessary to resolve any objections that a Governmental Entity or any other Person may assert under any Antitrust Law with respect to the transactions contemplated hereby, and to avoid or eliminate each and every impediment under any Antitrust Law that may be asserted by any Governmental Entity with respect to the Merger, in each case, so as to enable the Closing to occur as promptly as practicable. For the avoidance of doubt, Parent’s reasonable best efforts to consummate the transactions contemplated by this Agreement include, but are not limited to, doing or agreeing to do, and causing the Parent Subsidiaries to do or agree to do, any and all of the following: (i) selling, divesting or otherwise disposing of or holding separate any of Parent’s, any Parent Subsidiaries’, or, following the consummation of the Merger, the Company’s or any Company Subsidiaries’ assets, properties, products, rights, services, businesses, or voting securities; and (ii) terminating, modifying or extending any existing relationships and contractual rights and obligations of Parent or any Parent Subsidiary, or, following the consummation of the Merger, the Company or any Company Subsidiary. Notwithstanding anything in this Agreement to the contrary, Parent and the Parent Subsidiaries and the Company and the Company Subsidiaries shall not be required (and without the prior consent of Parent, the Company and the Company Subsidiaries shall not), take any action with respect to any order or any applicable Law or in order to obtain any approval or resolve any objection or impediment under any Antitrust Law which is not conditioned upon the consummation of the Merger.

(d)                                 In furtherance and not in limitation of the covenants of the Parties contained in this Section 6.3, if any Proceeding, is instituted (or threatened to be instituted) challenging the Merger as violative of any Antitrust Law, each of Parent and the Company will use reasonable best efforts to contest and resist any such action or proceeding and to have vacated, lifted, reversed or overturned any Judgment, whether temporary, preliminary or permanent, that is in effect and that prohibits, prevents or restricts consummation of the Merger.

6.4                               No Solicitation and Company Change in Recommendation.

(a)                                 From and after the date of this Agreement until the Effective Time or if earlier the termination of this Agreement in accordance with Article VIII hereof, the Company will, and will cause the Company Subsidiaries and will use commercially reasonable efforts to cause its Representatives to, immediately cease, and cause to be terminated, any solicitation, encouragement, discussion or negotiation with any Person conducted heretofore by the Company or any Company Subsidiary or any of its or their Representatives with respect to any Alternative Proposal.

(b)                                 Except as otherwise expressly permitted by this Section 6.4, from and after the date of this Agreement until the Effective Time or if earlier the termination of this Agreement in accordance with Article VIII hereof, the Company will not, and will cause the Company Subsidiaries and will use commercially reasonable efforts to cause its Representatives not to, directly or indirectly, (i) initiate, solicit or knowingly encourage or knowingly facilitate

(including by furnishing or providing information) any inquiries, proposals, or offers regarding, or the making of, any proposal or offer that constitutes, or would reasonably be expected to lead to an Alternative Proposal, (ii) enter into, participate or engage in or continue any discussions or negotiations with any Person with respect to an Alternative Proposal or any inquiry or indication of interest that would reasonably be expected to lead to an Alternative Proposal, (iii) furnish any non-public information regarding the Company or the Company Subsidiaries, or access to the properties, assets or employees of the Company or the Company Subsidiaries, to any Person in connection with or in response to an Alternative Proposal or any inquiry or indication of interest that would reasonably be expected to lead to an Alternative Proposal, (iv) approve or recommend to the Company’s stockholders, or execute or enter into any letter of intent or agreement in principle, or any other agreement providing for an Alternative Proposal (other than a confidentiality agreement as provided in Section 6.4(e)(ii)) or (v) resolve, agree or publicly propose to, or permit the Company or any Company Subsidiary or any of its or their Representatives to agree or publicly propose to take any of the actions referred to in clauses (i) through (iv).

(c)                                  Unless specifically permitted by Section 6.4(d), the Company shall not (i) fail to include the Company Board Recommendation in the Joint Proxy Statement, (ii) withdraw, modify or qualify, or propose publicly to withdraw, modify or qualify, in a manner adverse to Parent, the Company Board Recommendation, (iii) fail to recommend against acceptance of any tender offer or exchange offer for the shares of Company Common Stock within 10 Business Days after commencement of any such offer, (iv) recommend, adopt or approve, or propose publicly to recommend, adopt or approve, any Alternative Proposal or any letter of intent, agreement in principal, acquisition agreement or similar Contract relating to any Alternative Proposal or (v) resolve or agree to take any of actions contained in clauses (i) through (iv) above (the taking of any action described in this Section 6.4(c) being referred to as a “Company Change in Recommendation”).

(d)                                 From and after the date of this Agreement, the Company shall advise Parent in writing of the receipt by the Company of (i) any Alternative Proposal made on or after the date of this Agreement and (ii) any request for non-public information or data relating to the Company or any of Company Subsidiary made by any Person in connection with an Alternative Proposal or any request for discussions or negotiations with the Company or a Representative of the Company relating to an Alternative Proposal (in each case within 48 hours thereof). The Company shall provide to Parent (within such 48 hour time frame) the identity of each Person that makes an Alternative Proposal or request and a copy of any such Alternative Proposal or request made in writing provided to the Company or any Company Subsidiary (or where no such copy is available, a written summary of the material terms of such Alternative Proposal or request). The Company shall keep Parent informed on a reasonably prompt basis with respect to the status and material terms of any such Alternative Proposal or request and any material changes to the status of any such discussions or negotiations and the terms and conditions of any such Alternative Proposal, and shall promptly (and in no event later than 24 hours after transmittal or receipt), provide Parent with copies of any correspondence and other written material, with respect to material oral communications, a written summary of such correspondence or communications, between: (x) on the one hand, the Company or any of their Representatives; and (y) on the other hand, the Person that made or submitted such Alternative Proposal or any Representative of such Person.

(e)                                  Notwithstanding anything in this Section 6.4 to the contrary, the Company, directly or indirectly through one or more of its Representatives, may:

(i)                                     to the extent required by applicable Law; comply with Rule 14e-2(a), Item 1012(a) of Regulation M-A and Rule 14d-9 promulgated under the Exchange Act; provided, however, that the Company shall not, except as expressly permitted by Section 6.4(e)(iii) and Section 6.4(f), make any Company Change in Recommendation in any disclosure document or communication filed or publicly issued or made in conjunction with the compliance with such requirements

(ii)                                  prior to the receipt of the Company Stockholder Approval, engage in the activities prohibited by Sections 6.4(b)(ii) or 6.4(b)(iii), solely with and to any Person who has made a written, bona fide Alternative Proposal that did not result from a breach of this Section 6.4; provided, however, that (A) no non-public information that is prohibited from being furnished pursuant to Section 6.4(b) may be furnished until the Company receives an executed confidentiality agreement from such Person containing limitations on the use and disclosure of nonpublic information furnished to such Person by or on behalf of the Company that are no less favorable to the Company in the aggregate than the terms of the Confidentiality Agreement; provided, further, that such confidentiality agreement does not contain provisions that prohibit the Company from complying with the provisions of this Section 6.4, and the Company shall substantially concurrently provide to Parent any information concerning the Company or any Company Subsidiary provided to any other Person in connection with an Alternative Proposal that was not previously provided or made available to Parent; (B) prior to engaging in any activities prohibited by Section 6.4(b)(ii) and Section 6.4(b)(iii), the Company shall provide Parent with written notice of the identity of such Person and of the Company’s intention to take such action; and (C) prior to taking any such actions, the Company Board or any committee thereof determines in good faith, after consultation with its financial advisors and outside legal counsel, that such Alternative Proposal is, or would reasonably be expected to lead to, a Company Superior Proposal and, after consultation with its outside legal counsel, that the failure to engage in such activities would be inconsistent with the Company Board’s duties under applicable Law;

(iii)                               prior to the receipt of the Company Stockholder Approval, in response to an Alternative Proposal that did not result from a breach of this Section 6.4, if the Company Board (or any committee thereof) so chooses, cause the Company to effect a

Company Change in Recommendation or to terminate this Agreement pursuant to Section 8.1(j), if prior to taking such action (A) the Company Board (or a committee thereof) determines in good faith after consultation with its financial advisors and outside legal counsel that such Alternative Proposal is a Company Superior Proposal (taking into account any adjustment to the terms and conditions of the Merger proposed by Parent in response to such Alternative Proposal), (B) the Company Board has determined in good faith (after consultation with its outside legal counsel) that failure to do so would be inconsistent with the Company Board’s duties under applicable Law, (C) the Company shall have given written notice to Parent that the Company has received such proposal (which notice shall (1) include a copy of the proposed transaction agreements with the Person making such Alternative Proposal, (2) specify the material terms and conditions of such proposal and (3) inform Parent that the Company intends to take such action)(such notice being referred to herein as a “Company Superior Proposal Notice”), (D) the Company has negotiated, in good faith with Parent, to the extent Parent wishes to negotiate, during the period starting on the date Parent receives the Company Superior Proposal Notice and ending at 11:59 p.m., Eastern Time on the third Business Day following such receipt (such period of time, a “Company Superior Proposal Notice Period”), with respect to any revisions of the terms of this Agreement proposed by Parent; and (E) at the end of such Company Superior Proposal Notice Period, the Company Board (or any committee thereof) shall have determined in good faith, after consultation with its financial advisors and outside legal counsel and taking into account any changes to the terms and conditions of this Agreement proposed by Parent in response to such Alternative Proposal, that such Alternative Proposal remains a Company Superior Proposal with respect to Parent’s revised proposal and that the failure to take such action would be inconsistent with the Company Board’s duties under applicable Law. The Parties agree that any amendment to the financial terms or other materials terms of a Company Superior Proposal shall require delivery of another Company Superior Proposal Notice and another Company Superior Proposal Notice Period in respect of such amended Company Superior Proposal, except that if the only change to the Company Superior Proposal is a change in price, then the Company Superior Proposal Notice Period shall be 24 hours after notification of such change to Parent; and

(f)                                   Notwithstanding anything in this Agreement to the contrary, prior to receipt of the Company Stockholder Approval, in response to a Company Intervening Event that occurs or arises after the date of this Agreement, the Company may, if the Company Board (or any committee thereof) so chooses, effect a Company Change in Recommendation if, prior to taking such action, (i) the Company Board (or a committee thereof) determines in good faith after consultation with its outside legal counsel, that the failure to take such action would be inconsistent with the Company Board’s duties under applicable Law, (ii) the Company shall have given written notice to Parent that the Company has determined that a Company Intervening Event has occurred or arisen (which notice will (A) describe such Company Intervening Event and (B) inform Parent that the Company intends to effect a Company Change in Recommendation) (such notice being referred to herein as a “Company Intervening Event Notice”); (iii) the Company has negotiated, and has used its reasonable best efforts to cause its Representatives to negotiate, in good faith with Parent, to the extent Parent wishes to negotiate, during the period starting on the date Parent receives the Company Intervening Event Notice and ending at 11:59 p.m., Eastern Time on the fourth Business Day following such receipt (such period of time, a “Company Intervening Event Notice Period”), with respect to any revisions to the terms of this Agreement proposed by Parent; and (iv) at the end of such Company Intervening Event Notice Period, the Company Board (or any committee thereof), after consultation with its outside legal counsel, shall have considered in good faith any changes to this Agreement proposed in writing by Parent, and shall have determined in good faith, after consultation with its financial advisors and outside legal counsel, that such proposed changes do not obviate the need for the Company Board to effect a Company Change in Recommendation and that the failure to make a Company Change in Recommendation would be inconsistent with the Company Board’s duties under applicable Law.

6.5                               No Solicitation and Parent Change in Recommendation.

(a)                                 From and after the date of this Agreement until the Effective Time or if earlier the termination of this Agreement in accordance with Article VIII hereof, Parent will, and will cause the Parent Subsidiaries and will use commercially reasonable efforts to cause its Representatives to, immediately cease, and cause to be terminated, any solicitation, encouragement, discussion or negotiation with any Person conducted heretofore by Parent or any Parent Subsidiary or any of its or their Representatives with respect to any Parent Alternative Proposal.

(b)                                 Except as otherwise expressly permitted by this Section 6.5, from and after the date of this Agreement until the Effective Time or if earlier the termination of this Agreement in accordance with Article VIII hereof, Parent will not, and will cause the Parent Subsidiaries and will use commercially reasonable efforts to cause its Representatives not to, directly or indirectly, (i) initiate, solicit or knowingly encourage or knowingly facilitate (including by furnishing or providing information) any inquiries, proposals, or offers regarding, or the making of, any proposal or offer that constitutes, or would reasonably be expected to lead to a Parent Alternative Proposal, (ii) enter into, participate or engage in or continue any discussions or negotiations with any Person with respect to a Parent Alternative Proposal or any inquiry or indication of interest that would reasonably be expected to lead to a Parent Alternative Proposal, (iii) furnish any non-public information regarding Parent or the Parent Subsidiaries, or access to the properties, assets or employees of Parent or the Parent Subsidiaries, to any Person in connection with or in response to a Parent Alternative Proposal or any inquiry or indication of interest that would reasonably be expected to lead to a Parent Alternative Proposal, (iv) approve or recommend to the Company’s stockholders, or execute or enter into any letter of intent or agreement in principle, or any other agreement providing for a Parent Alternative Proposal (other than a confidentiality agreement as provided in Section 6.5(e)(ii)) or (v) resolve, agree or publicly propose to, or permit Parent or Parent Subsidiary or any of its or their Representatives to agree or publicly propose to take any of the actions referred to in clauses (i) through (v).

(c)                                  Except as specifically permitted by this Section 6.5(e), Parent may not make a Parent Change in Recommendation.

(d)                                 From and after the date of this Agreement, Parent shall advise the Company in writing of the receipt by Parent of (i) any Parent Alternative Proposal made on or after the date of this Agreement and (ii) any request for non-public information or data relating to Parent or any Subsidiary of Parent made by any Person in connection with a Parent Alternative Proposal or any request for discussions or negotiations with Parent or a Representative of Parent relating to a Parent Alternative Proposal (in each case within 48 hours thereof). Parent shall provide to the Company (within such 48 hour time frame) the identity of each Person that makes a Parent Alternative Proposal or request and a copy of any such Parent Alternative Proposal or request made in writing provided to Parent or any Subsidiary of Parent (or, where no such copy is available, a written summary of the material terms of such Parent Alternative Proposal or request). Parent shall keep the Company informed on a reasonably prompt basis with respect to the status and material terms of any such Parent Alternative Proposal or request and any material changes to the status of any such discussions or negotiations and the terms and conditions of any such Parent Alternative Proposal, and shall promptly (and in no event later than 24 hours after transmittal or receipt), provide the Company with copies of any correspondence and other written material and, with respect to material oral communications, a written summary of such correspondence or communications, between: (x) on the one hand, Parent or any of their Representatives; and (y) on the other hand, the Person that made or submitted such Parent Alternative Proposal or any Representative of such Person. For purposes of this Section 6.5(d), the term “Parent Alternative Proposal” shall have the meaning assigned to such term in Section 1.1 except that, without limiting the provisions of Section 6.3 and Section 6.5, all references to “20%” therein shall be deemed to be references to “35%” in the event that such Alternative Proposal relates to any direct acquisition of any assets of Parent or any Subsidiary of Parent.

(e)                                  Notwithstanding anything in this Section 6.5 to the contrary, Parent, directly or indirectly through one or more of its Representatives, may:

(i)                                     to the extent required by applicable Law, comply with Rule 14e-2(a), Item 1012(a) of Regulation M-A and Rule 14d-9 promulgated under the Exchange Act; provided, however, that Parent shall not, except as expressly permitted by Section 6.5(e)(iii) and Section 6.5(f), make any Parent Change in Recommendation in any disclosure document or communication filed or publicly issued or made in conjunction with the compliance with such requirements;

(ii)                                  prior to the receipt of the Parent Stockholder Approval, engage in the activities prohibited by Sections 6.5(b)(ii) or 6.5(b)(iii), solely with and to any Person who has made a written, bona fide Parent Alternative Proposal that did not result from a breach of this Section 6.5; provided, however, that (A) no non-public information that is prohibited from being furnished pursuant to Section 6.5(b) may be furnished until Parent receives an executed confidentiality agreement from such Person containing limitations on the use and disclosure of nonpublic information furnished to such Person by or on behalf of the Parent that are no less favorable to Parent in the aggregate than the terms of the Confidentiality Agreement; provided, further, that such confidentiality agreement does not contain provisions that prohibit Parent from complying with the provisions of this Section 6.5, and Parent shall substantially concurrently provide to the Company any information concerning Parent or any Subsidiary of Parent provided to any other Person in connection with a Parent Alternative Proposal that was not previously provided or made available to the Company; (B) prior to engaging in any activities prohibited by Section 6.5(b)(ii) and Section 6.5(b)(iii), Parent shall provide the Company with written notice of the identity of such Person and of Parent’s intention to take such action; and (C) prior to taking any such actions, the Parent Board or any committee thereof determines in good faith, after consultation with its financial advisors and outside legal counsel, that such Parent Alternative Proposal is, or would reasonably be expected to lead to, a Parent Superior Proposal and, after consultation with its outside legal counsel, that the failure to engage in such activities would be inconsistent with the Parent Board’s duties under applicable Law;

(iii)                               prior to the receipt of the Parent Stockholder Approval, in response to a Parent Alternative Proposal that did not result from a breach of this Section 6.5, if the Parent Board (or any committee thereof) so chooses, cause Parent to effect a Parent Change in Recommendation, if prior to taking such action (A) the Parent Board (or a committee thereof) determines in good faith after consultation with its financial advisors and outside legal counsel that such Parent Alternative Proposal is a Parent Superior Proposal (taking into account any adjustment to the terms and conditions of the Merger proposed by the Company in response to such Parent Alternative Proposal); (B) the Parent Board has determined in good faith (after consultation with its outside legal counsel) that failure to do so would be inconsistent with Parent Board’s duties under applicable Law; (C) Parent shall have given written notice to the Company that Parent has received such proposal (which notice shall (1) include a copy of the proposed transaction agreements with the Person making such Parent Alternative Proposal, (2) specify the material terms and conditions of such proposal, and (3) inform the Company that Parent intends to take such action)(such notice being referred to herein as a “Parent Superior Proposal Notice”); (D) Parent has negotiated, in good faith with the Company, to the extent the Company wishes to negotiate, during the period starting on the date the Company receives the Parent Superior Proposal Notice and ending at 11:59 p.m., Eastern Time on the third Business Day following such receipt (such period of time, a “Parent Superior Proposal Notice Period”), with respect to any revisions of the terms of this Agreement proposed by the Company; and (E) at the end of such Parent Superior Proposal Notice Period, the Parent Board (or any committee thereof) shall have determined in good faith, after consultation with its financial advisors and outside legal counsel and taking into account any changes to the terms and conditions of this Agreement proposed by the Company in response to such Parent Alternative Proposal, that such Parent Alternative Proposal remains a Parent Superior Proposal with respect to the Company’s revised proposal and that the failure to take such action would be inconsistent with the Parent Board’s duties under applicable Law. The Parties agree that any amendment to the financial terms or other materials terms of a Parent Superior Proposal shall require delivery of another Parent Superior Proposal Notice and another Parent Superior Proposal Notice Period in respect of such amended Parent Superior Proposal, except that if the only change to the Parent Superior Proposal is a change in price, then the Parent Superior Proposal Notice Period shall be 24 hours after notification of such change to the Company; and

(f)                                   Notwithstanding anything in this Agreement to the contrary, prior to receipt of the Parent Stockholder Approval, in response to a Parent Intervening Event that occurs or arises after the date of this Agreement, Parent may, if the Parent Board (or any committee thereof) so chooses, effect a Parent Change in Recommendation if, prior to taking such action, (i) the Parent Board (or a committee thereof) determines in good faith, after consultation with its outside legal counsel, that the failure to take such action would be inconsistent with the Parent Board’s duties under applicable Law; (ii) Parent shall have given written notice to the Company that Parent has determined that a Parent Intervening Event has occurred or arisen (which notice will (A) describe such Parent Intervening Event and (B) inform the Company that Parent intends to effect a Parent Change in Recommendation) (such notice being referred to herein as a “Parent Intervening Event Notice”); (iii) Parent has negotiated, and has used its reasonable best efforts to cause its Representatives to negotiate, in good faith with the Company, to the extent the Company wishes to negotiate, during the period starting on the date the Company receives the Parent Intervening Event Notice and ending at 11:59 p.m., Eastern Time on the fourth Business Day following such receipt (such period of time, a “Parent Intervening Event Notice Period”), with respect to any revisions to the terms of this Agreement proposed by the Company; and (iv) at the end of such Parent Intervening Event Notice Period, the Parent Board (or any committee thereof), after consultation with its outside legal counsel, shall have considered in good faith any changes to this Agreement proposed in writing by the Company, and shall have determined in good faith, after consultation with its financial advisors and outside legal counsel, that such proposed changes do not obviate the need for the Parent Board to effect a Parent Change in Recommendation and that the failure to make a Parent Change in Recommendation would be inconsistent with the Parent Board’s duties under applicable Law.

6.6                               Preparation of Joint Proxy Statement and Registration Statement.

(a)                                 Parent will promptly furnish to the Company such data and information relating to it and Merger Sub as the Company may reasonably request for the purpose of including such data and information in the Joint Proxy Statement and any amendments or supplements thereto used by the Company to obtain Company Stockholder Approval and by Parent to obtain Parent Stockholder Approval. The Company will promptly furnish to Parent such data and information relating to it and the Company Subsidiaries as Parent may reasonably request for the purpose of including such data and information in the Registration Statement and any amendments or supplements.

(b)                                 Promptly following the date hereof, the Company and Parent shall cooperate in preparing and shall cause to be filed with the SEC a mutually acceptable Joint Proxy Statement relating to the matters to be submitted to the holders of Company Common Stock at the Company Stockholders Meeting, and the holders of Parent Common Stock at the Parent Stockholders Meeting, and Parent shall prepare and file with the SEC the Registration Statement (of which the Joint Proxy Statement will be a part). Parent and the Company shall each use reasonable best efforts to cause the Registration Statement and the Joint Proxy Statement to comply with the rules and regulations promulgated by the SEC and to respond promptly to any comments of the SEC or its staff. Parent and the Company shall each use its reasonable best efforts to cause the Registration Statement to become effective under the Securities Act as soon after such filing as practicable and to keep the Registration Statement effective as long as is necessary to consummate the Merger. All correspondence and communications to the SEC made by the Company or Parent with respect to the transactions contemplated hereby will be provided to the other party with an opportunity to review and comment thereon, prior to such communication or correspondence being made.

(c)                                  Parent and the Company shall make all necessary filings with respect to the Merger and the transactions contemplated hereby under the Securities Act and the Exchange Act and applicable blue sky laws and the rules and regulations thereunder. Each Party will advise the other, promptly after it receives notice thereof, of the time when the Registration Statement has become effective or any supplement or amendment has been filed, the issuance of any stop order, the suspension of the qualification of Parent Common Stock issuable in connection with the Merger for offering or sale in any jurisdiction, or any request by the SEC for amendment of the Joint Proxy Statement or the Registration Statement or comments thereon and responses thereto or requests by the SEC for additional information. No amendment or supplement to the Joint Proxy Statement or the Registration Statement shall be filed without the approval of the Parties, which approval shall not be unreasonably withheld, conditioned or delayed; provided, however, that, with respect to documents filed by a Party that are incorporated by reference in the Joint Proxy Statement or the Registration Statement, this right of approval shall apply only with respect to information relating to the Other Party, its Subsidiaries and its Affiliates, their business, financial condition or results of operations or the transactions contemplated hereby; and provided further that the Company, in connection with any Company Change in Recommendation, may amend or supplement the Joint Proxy Statement (including by incorporation by reference) and make other filings with the SEC, to effect such Company Change in Recommendation, and in such event, this right of approval shall apply only with respect to information relating to Parent, the Parent Subsidiaries and Parent’s Affiliates or their business, financial condition or results of operations and (ii) Parent, in connection with any Parent Change in Recommendation, may amend or supplement the Joint Proxy Statement (including by incorporation by reference) and make other filings with the SEC, to effect such Parent Change in Recommendation, and in such event, this right of approval shall apply only with respect to information relating to the Company, the Company Subsidiaries and its Affiliates or their business, financial condition or results of operations.

(d)                                 If at any time prior to the Effective Time, any information relating to Parent or the Company, or any of their respective Subsidiaries, Affiliates, officers or directors, should be discovered by Parent or the Company that should be set forth in an amendment or supplement to the Registration Statement or the Joint Proxy Statement, so that such documents would not include any misstatement of a material fact or omit to state any material fact necessary to make the statements therein, in light of the circumstances under which they were made, not misleading, the Party which discovers such information shall promptly notify the other Party and an appropriate amendment or supplement describing such information shall be promptly filed with the SEC and, to the extent required by applicable Law, disseminated to the stockholders of the Company and the stockholders of Parent.

6.7                               Stockholders Meetings.

(a)                                 The Company shall take all action necessary in accordance with applicable Laws and the Organizational Documents of the Company to duly give notice of, convene and hold a meeting of its stockholders for the purpose of obtaining the Company Stockholder Approval, to be held as promptly as reasonably practicable following the clearance of the Joint Proxy Statement by the SEC (and in any event no later than 45 days thereafter). Except as otherwise expressly permitted by Section 6.4, the Company shall (i) through the Company Board, recommend, including through a recommendation in the Joint Proxy Statement that the stockholders of the Company vote in favor of the adoption of this Agreement at the Company Stockholders Meeting, if necessary, and (ii) solicit from stockholders of the Company proxies in favor of the adoption of this Agreement. Notwithstanding anything to the contrary contained in this Agreement (except for the sentence immediately following this sentence), the Company (i)

shall be required to adjourn or postpone the Company Stockholders Meeting (A) to the extent necessary to ensure that any required supplement or amendment to the Joint Proxy Statement is provided to the Company’s stockholders within a reasonable amount of time in advance of the Company Stockholders Meeting or (B) if, as of the time for which the Company Stockholders Meeting is scheduled, there are insufficient shares of Company Common Stock represented (either in person or by proxy) to constitute a quorum necessary to conduct business at such Company Stockholders Meeting and (ii) may, and at Parent’s request shall, adjourn or postpone the Company Stockholders Meeting if, as of the time for which the Company Stockholders Meeting is scheduled, there are insufficient shares of Company Common Stock represented (either in person or by proxy) to obtain the Company Stockholder Approval; provided, however, that unless otherwise agreed to by the Parties, the Company Stockholders Meeting shall not be adjourned or postponed to a date that is more than 20 Business Days after the date for which the meeting was previously scheduled (it being understood that such Company Stockholders Meeting shall be adjourned or postponed every time the circumstances described in the foregoing clauses (i)(A) and (i)(B) exist, and such Company Stockholders Meeting may be adjourned or postponed every time the circumstances described in the foregoing clause (ii) exist) and provided further that the Company Stockholders Meeting shall not be adjourned or postponed to a date on or after two Business Days prior to the Outside Date. Notwithstanding the foregoing, the Company may adjourn or postpone the Company Stockholders Meeting to a date no later than the second Business Day after the expiration of the periods contemplated by Section 6.4(e)(iii)(D). Unless this Agreement has been terminated in accordance with its terms, the Company’s obligations to call, give notice of, convene and hold the Company Stockholders Meeting in accordance with this Section 6.7 shall not be limited or otherwise affected by the making, commencement, disclosure, announcement or submission of any Company Superior Proposal or Alternative Proposal, or by any Company Change in Recommendation. If requested by Parent, the Company shall promptly provide to Parent all voting tabulation reports relating to the Company Stockholder Meeting that have been prepared by the Company or the Company’s transfer agent, proxy solicitor or other Representatives.

(b)                                 Parent shall take all action necessary in accordance with applicable Laws and the Organizational Documents of Parent to duly give notice of, convene and hold a meeting of its stockholders for the purpose of obtaining Parent Stockholder Approval, to be held as promptly as reasonably practicable following the clearance of the Joint Proxy Statement by the SEC (and in any event no later than 45 days thereafter).  Unless this Agreement has been terminated in accordance with its terms, Parent’s obligations to call, give notice of, convene and hold the Parent Stockholders Meeting in accordance with this Section 6.7 shall not be limited or otherwise affected by the making, commencement, disclosure, announcement or submission of any Parent Superior Proposal or Parent Alternative Proposal, by any Parent Change in Recommendation.  Except as otherwise expressly permitted by Section 6.5, Parent shall (i) through the Parent Board, recommend, including through a recommendation in the Joint Proxy Statement, that the stockholders of Parent vote in favor of issuance of Parent Common Stock pursuant to this Agreement and (ii) solicit from stockholders of Parent proxies in favor of the adoption of the issuance of Parent Common Stock pursuant to this Agreement. Notwithstanding anything to the contrary contained in this Agreement (except for the sentence immediately following this sentence), Parent (i) shall be required to adjourn or postpone Parent Stockholders Meeting (A) to the extent necessary to ensure that any required supplement or amendment to the Joint Proxy Statement is provided to Parent’s stockholders within a reasonable amount of time in advance of the Parent Stockholders Meeting or (B) if, as of the time for which Parent Stockholders Meeting is scheduled, there are insufficient shares of Parent Common Stock represented (either in person or by proxy) to constitute a quorum necessary to conduct business at such Parent Stockholders Meeting and (ii) may adjourn or postpone Parent Stockholders Meeting if, as of the time for which Parent Stockholders Meeting is scheduled, there are insufficient shares of Parent Common Stock represented (either in person or by proxy) to obtain Parent Stockholder Approval; provided, however, that unless otherwise agreed to by the Parties, the Parent Stockholders Meeting shall not be adjourned or postponed to a date that is more than 20 Business Days after the date for which the meeting was previously scheduled (it being understood that such Parent Stockholders Meeting shall be adjourned or postponed every time the circumstances described in the foregoing clauses (i)(A) and (i)(B) exist, and such Parent Stockholders Meeting may be adjourned or postponed every time the circumstances described in the foregoing clause (ii) exist); and provided further that Parent Stockholders Meeting shall not be adjourned or postponed to a date on or after two Business Days prior to the Outside Date. Notwithstanding the foregoing, Parent may adjourn or postpone the Parent Stockholders Meeting to a date no later than the second Business Day after the expiration of the periods contemplated by Section 6.5(e)(iii)(D). If requested by the Company, Parent shall promptly provide to the Company all voting tabulation reports relating to Parent Stockholders Meeting that have been prepared by Parent or Parent’s transfer agent, proxy solicitor or other Representatives.

(c)                                  The Parties shall use commercially reasonable efforts to hold the Company Stockholders Meeting and Parent Stockholders Meeting on the same day.

(d)                                 Immediately after the execution of this Agreement, the written consent of Parent, as sole stockholder of Merger Sub, duly approving and adopting this Agreement and the transactions contemplated hereby, including the Merger, in accordance with applicable Law and the Organizational Documents of Merger Sub shall have become effective, and Parent shall deliver to the Company evidence of such action by written consent so approving and adopting this Agreement and the transactions contemplated hereby, including the Merger.

6.8                               Access to Information: Confidentiality.

(a)                                 From the date hereof until the Effective Time or the earlier termination of this Agreement in accordance with its terms, upon reasonable prior notice, each Party shall, and shall cause each of its Subsidiaries to afford to the Other Party and their respective Representatives reasonable access during normal business hours to (and, with respect to books and records, the right to copy) all of its and its Subsidiaries’ officers, key employees, agents, properties, offices, commitments, books, Contracts, records and correspondence (in each case, whether in physical or electronic form). Each Party shall furnish promptly to the Other Party (i) a copy of each report, schedule and other document filed or submitted by it pursuant to the requirements of federal or state securities Laws and a copy of any communication (including “comment letters”) received by such Party from the SEC concerning compliance with securities Laws and (ii) all other relevant information concerning its and its Subsidiaries’ business, properties and personnel, in each case, as the Other Party may reasonably request. In addition, from the date hereof until the Effective Time, each of the Company and Parent shall, and shall cause each of its Subsidiaries to, use its reasonable best efforts to cause its customers, suppliers, lenders and other creditors to be available to the Other Party. Notwithstanding the foregoing provisions of this Section 6.8(a), (i) each Party shall not be required to, or to cause any of its Subsidiaries to, grant such access if such Party reasonably determines that it would (A) materially disrupt or impair the business or operations of such Party or any of its Subsidiaries, (B) constitute a violation of any Contract with respect to confidentiality or non-disclosure owing to a third party (including any Governmental Entity) to which such Party or any of its Subsidiaries is a party, (C) constitute a violation of any applicable Law, (D) result in the disclosure of any trade secrets or other confidential business information, or (E) result in a waiver of attorney-client privilege, work product doctrine or similar privilege, or (ii) no Party shall be entitled to conduct environmental sampling without the Other Party’s prior written consent, which consent shall not be unreasonably withheld, delayed or conditioned, provided, however, that in the absence of such consent, the Other Party shall be granted access to the properties and facilities of such Party for the purpose of conducting any visual inspections and assessments at such times and in such a manner so as not to unreasonably interfere with the Other Party’s business. The Company and Parent will make appropriate substitute disclosure arrangements under circumstances in which the restrictions of the preceding sentence apply..

(b)                                 The Confidentiality Agreement dated as of September 11, 2017 between Parent and the Company (the “Confidentiality Agreement”) shall survive the execution and delivery of this Agreement and shall apply to all information furnished thereunder or hereunder. All information provided to any party or its Representatives pursuant to or in connection with this Agreement is deemed to be “Confidential Information” as defined under the Confidentiality Agreement.

6.9                               Public Statements. The initial press release with respect to the execution of this Agreement shall be a joint press release to be reasonably agreed upon by Parent and the Company. Parent and the Company will not, and each of the foregoing will use reasonable best efforts to cause its Representatives not to, issue any public announcements or make other public disclosures regarding this Agreement or the transactions contemplated hereby, without the prior written consent of the Other Party (such consent not to be unreasonably withheld, conditioned or delayed); provided, however, that a Party or its Representatives may issue a public announcement or other public disclosures required by Law or the rules of any stock exchange upon which such Party’s or its parent entity’s capital stock is traded, provided such Party uses reasonable best efforts to afford the Other Party an opportunity to first review the content of the proposed disclosure and provide reasonable comments regarding same; provided, further, that the Company shall not be required by this Section 6.9 to consult with any Other Party with respect to a public announcement in connection with the receipt and existence of an Alternative Proposal and the publication of any press release or announcement with respect to a Company Change in Recommendation made in accordance with Section 6.4 or a Parent Change in Recommendation made in accordance with Section 6.5; and provided, further, that the Company shall permit Parent to review in advance and incorporate their reasonable comments into any material communication to be given by the Company to any current employee, contractor or consultant with respect to (i) the Merger, (ii) the impact of the Merger on such individuals’ service relationship with the Company or Parent, or (iii) the impact of the Merger on any Parent Benefit Plans or Company Benefit Plans.

6.10                        Takeover Laws. None of the Company, Parent or Merger Sub will take any action that would cause the transactions contemplated by this Agreement to be subject to requirements imposed by any Takeover Laws, and each of them will take all reasonable steps within its control to exempt (or ensure the continued exemption of) the transactions contemplated by this Agreement from the Takeover Laws of any state that purport to apply to this Agreement or the transactions contemplated hereby.

6.11                        Third-Party Approvals.

(a)                                 Subject to the terms and conditions of this Agreement, Parent and the Company and their respective Subsidiaries will cooperate and use their respective commercially reasonable efforts to prepare all documentation, to effect all filings, to obtain all permits, consents, approvals and authorizations of all Governmental Entities and third parties necessary to consummate the transactions contemplated by this Agreement and to comply with the terms and conditions of such permits (including Environmental Permits), consents, approvals and authorizations and to cause the Merger to be consummated as expeditiously as practicable. Each of Parent and the Company has the right to review in advance, and, to the extent practicable, each will consult with the other, in each case subject to applicable Laws relating to the exchange of information, with respect to, all material written information submitted to any third party or any Governmental Entities in connection with the transactions contemplated by this Agreement. In exercising the foregoing right, each of the Parties hereto agrees to act reasonably and promptly. Each Party hereto agrees that it will consult with the Other Party with respect to the obtaining of all material permits, consents, approvals and authorizations of all third parties and Governmental Entities necessary or advisable to consummate the transactions contemplated by this Agreement, and each Party will keep the Other Party apprised of the status of material matters relating to completion of the transactions contemplated hereby.

(b)                                 Each of Parent and the Company agrees, upon request, to furnish the Other Party with all information concerning itself, its Subsidiaries, directors, officers and equityholders and such other matters as may reasonably be necessary or advisable in connection with the Joint Proxy Statement, the Registration Statement or any filing, notice or application made by or on behalf of such Other Parties or any of such Other Party’s Subsidiaries to any Governmental Entity in connection with the transactions contemplated hereby.

(c)                                  This Section 6.11 shall not apply to (i) approval under Antitrust Laws or (ii) approval of the SEC of the Registration Statement and Joint Proxy Statement.

6.12                        Indemnification; Directors’ and Officers’ Insurance.

(a)                                 Without limiting any additional rights that any director, officer, trustee, employee, agent, or fiduciary may have under any employment or indemnification agreement or under the Company’s Organizational Documents, or, if applicable, the Company Subsidiaries’ Organizational Documents, from and after the Effective Time, Parent will cause the Surviving Entity to: (i) indemnify and hold harmless each person who is now, or has been or becomes at any time prior to the Effective Time, an officer or director of the Company or any Company Subsidiary and also with respect to any such Person, in such Person’s capacity as a director, officer, employee, member, trustee or fiduciary of another corporation, foundation, partnership, joint venture, trust, pension or other Benefit Plan or enterprise (regardless of whether such other entity or enterprise is affiliated with the Company) serving at the request of or on behalf of the

Company or any Company Subsidiary and together with such Person’s heirs, executors or administrators (collectively, the “Indemnified Parties”) to the fullest extent authorized or permitted by, and subject to the conditions and procedures set forth in, applicable Law in connection with any Proceeding and any losses, claims, damages, liabilities, costs, Indemnification Expenses, Judgments, fines, penalties and amounts paid in settlement (including all interest, assessments and other charges paid or payable in connection with or in respect of any thereof) resulting therefrom; and (ii) promptly pay on behalf of or, within ten (10) days after any request for advancement, advance to each of the Indemnified Parties, any Indemnification Expenses incurred in defending, serving as a witness with respect to or otherwise participating with respect to any Proceeding in advance of the final disposition of such Proceeding, including payment on behalf of or advancement to the Indemnified Party of any Indemnification Expenses incurred by such Indemnified Party in connection with enforcing any rights with respect to such indemnification or advancement, in each case without the requirement of any bond or other security, provided, however, the payment of any Indemnification Expenses incurred by an Indemnified Party in advance of the final disposition of a Proceeding shall be made only upon delivery to the Surviving Entity of an undertaking by or on behalf of such Indemnified Party to repay all amounts so paid in advance if it shall ultimately be determined that such Indemnified Party is not entitled to be indemnified. The indemnification and advancement obligations of the Surviving Entity pursuant to this Section 6.12 extend to acts or omissions occurring at or before the Effective Time and any Proceeding relating thereto (including with respect to any acts or omissions occurring in connection with the approval of this Agreement and the consummation of the Merger and the transactions contemplated by this Agreement, including the consideration and approval thereof and the process undertaken in connection therewith and any Proceeding relating thereto), and all rights to indemnification and advancement conferred hereunder continue as to any Indemnified Party who has ceased to be a director or officer of the Company or any Company Subsidiary after the date of this Agreement and inure to the benefit of such person’s heirs, executors and personal and legal representatives. Any Indemnified Party wishing to claim indemnification or advancement of expenses under this Section 6.12(a), upon learning of any such Proceeding, shall notify the Surviving Entity (but the failure so to notify shall not relieve a party from any obligations that it may have under this Section 6.12(a), except to the extent such failure materially prejudices such party’s position with respect to such claims). As used in this Section 6.12: (x) the term “Indemnification Expenses” means reasonable and documented out of pocket attorneys’ fees and expenses and all other reasonable and documented out of pocket costs, expenses and obligations (including experts’ fees, travel expenses, court costs, retainers, transcript fees, duplicating, printing and binding costs, as well as telecommunications, postage and courier charges) paid or incurred in connection with investigating, defending, being a witness in or participating in (including on appeal), or preparing to investigate, defend, be a witness in or participate in, any Proceeding for which indemnification is required to be provided pursuant to this Section 6.12(a), including any Proceeding relating to a claim for indemnification or advancement brought by an Indemnified Party; and (y) the phrase “to the fullest extent authorized or permitted by applicable Law” includes, but is not limited to (1) to the fullest extent authorized or permitted by any provision of the DGCL that authorizes or permits additional indemnification by agreement or otherwise, or the corresponding provision of any amendment to or replacement of the DGCL and (2) to the fullest extent authorized or permitted by any amendments to or replacements of the DGCL adopted after the date of this Agreement that increase the extent to which an entity may indemnify its directors, officers, trustees, employees, agents, or fiduciaries or persons serving in any capacity in which any Indemnified Party serves, provided that any amendment, alteration or repeal of the DGCL that adversely affects any right of any Indemnified Party will be prospective only and does not limit or eliminate any such right with respect to any Proceeding involving any occurrence or alleged occurrence of any action or omission to act that took place prior to such amendment or repeal. Neither Parent nor the Surviving Entity will settle, compromise or consent to the entry of any Judgment in any actual or threatened Proceeding in respect of which indemnification has been sought by such Indemnified Party hereunder unless such settlement, compromise or Judgment includes an unconditional release of such Indemnified Party from all liability arising out of such Proceeding without admission or finding of wrongdoing, or such Indemnified Party otherwise consents thereto.

(b)                                 Without limiting the foregoing, Parent and Merger Sub agree that all rights to indemnification, advancement of expenses and exculpation from liabilities for acts or omissions occurring at or prior to the Effective Time now existing in favor of the Indemnified Parties as provided in the Company’s Organizational Documents or the Company Subsidiaries’ Organizational Documents will be assumed by the Surviving Entity in the Merger, without further action, at the Effective Time and will survive the Merger and continue in full force and effect in accordance with their terms.

(c)                                  Except to the extent required by applicable Law, the Surviving Entity’s Organizational Documents and each Company Subsidiary’s Organizational Documents will contain provisions no less favorable with respect to indemnification, advancement of expenses, exculpation and limitations on liability of directors and officers than are set forth in the Company’s Organizational Document and such Company Subsidiary’s Organizational Documents, which provisions will not be amended, repealed or otherwise modified for a period of six years from the Effective Time in any manner that would affect adversely the rights thereunder of individuals who, at or prior to the Effective Time, were Indemnified Parties, unless such modification is required by Law and then only to the minimum extent required by Law; provided, however, that any such modification shall be prospective only and shall not limit or eliminate any such right with respect to any Proceeding involving any occurrence or alleged occurrence of any action or omission to act that took place prior to modification; and provided further that all rights to indemnification in respect of any Proceeding made within such period continue until the disposition of such Proceeding.

(d)                                 For a period of six years from the Effective Time, Parent will maintain in full effect the current directors’ and officers’ liability and fiduciary liability insurance policies covering the Indemnified Parties (but may substitute therefor other policies of at least the same coverage and amounts containing terms and conditions that are no less advantageous to the Indemnified Parties so long as that substitution does not result in gaps or lapses in coverage) with respect to matters occurring on or before the Effective Time, but Parent is not required to pay annual premiums in excess of 300% of the last annual premiums paid therefor prior to the date of this Agreement and will purchase the maximum amount of coverage that can be obtained for that amount if the coverage described in this Section 6.12(d) would cost in excess of that amount. The Company may, on or prior to the Effective Time, purchase a tail policy with respect to acts or omissions occurring or alleged to have occurred prior to the Effective Time that were committed or alleged to have been committed by such Indemnified Parties in their capacity as such.

(e)                                  If Parent, the Surviving Entity or any of their respective successors or assigns (i) consolidates with or merges with or into any other person and is not the continuing or surviving corporation, partnership or other entity of such consolidation or merger, or (ii) transfers or conveys all or substantially all of its properties and assets to any person, then, and in each such case, proper provision will be made so that the successors and assigns of Parent or the Surviving Entity assume the obligations set forth in this Section 6.12.

(f)                                   Parent will cause the Surviving Entity to perform all of the obligations of the Surviving Entity under this Section 6.12.

(g)                                  This Section 6.12 survives the consummation of the Merger and is intended to be for the benefit of, and to be enforceable by, the Indemnified Parties and their respective heirs and personal representatives, and will be binding on Parent, the Surviving Entity and their respective successors and assigns.

6.13                        Section 16 Matters. Prior to the Effective Time, Parent, Merger Sub and the Company shall take all such steps as may be required to cause any dispositions of equity securities of the Company (including derivative securities) or acquisitions of equity securities of Parent (including derivative securities) in connection with this Agreement by each individual who is subject to the reporting requirements of Section 16(a) of the Exchange Act with respect to the Company, or will become subject to such reporting requirements with respect to Parent, to be exempt under Rule 16b-3 under the Exchange Act. Prior to taking the actions required by this Section 6.13, (a) the Company will provide Parent copies of any resolutions or other documentation with respect to such actions and the Company shall give consideration to all reasonable additions, deletions or changes suggested thereto by Parent and (b) Parent will provide the Company copies of any resolutions or other documentation with respect to such actions and Parent shall give consideration to all reasonable additions, deletions or changes suggested thereto by the Company.

6.14                        Employee Matters.

(a)                                 For a period of one year after the Effective Time (the “Continuation Period”), Parent shall, and shall cause the Surviving Entity to, provide to each employee of the Company and the Company Subsidiaries who is an employee of the Company or any Company Subsidiary immediately prior to the Effective Time other than an employee whose terms and conditions of employment are governed by a collective bargaining agreement, the terms and conditions of which shall be respected by Parent and the Surviving Entity (the “Continuing Employee”), for so long as the Continuing Employee is employed by the Surviving Entity during the Continuation Period, (i) base cash compensation and bonus and incentive opportunities (including the value attributable to equity-based compensation) that are no less favorable in the aggregate than those in effect immediately prior to the Effective Time, (ii) severance benefits to each Continuing Employee that are no less favorable than those that would have been provided to such Continuing Employee under the applicable severance Benefit Plans, programs, policies, agreements and arrangements as in effect immediately prior to the Effective Time or the severance Benefit Plans, programs, policies, agreements and arrangements of Parent or the Surviving Entity as in effect at the time of termination of employment, whichever is greater, and (iii) employee Benefit Plans and arrangements (other than base cash compensation, bonus and incentive opportunities and severance benefits) to Continuing Employees that are no less favorable in the aggregate to those provided to similarly situated employees of Parent or any of its Affiliates.

(b)                                 To the extent that participants in the Company’s 2017 annual cash bonus plan (the “MIP”) have not been paid their 2017 annual bonus at the Effective Time, Parent shall pay, or cause its Subsidiaries to pay, each Qualified Continuing Employee (as defined below) who is a participant in the MIP (i) such Qualified Continuing Employee’s target bonus for 2017 as in effect immediately before the Effective Time if the Effective Time occurs prior to December 31, 2017, or (ii) the Qualified Continuing Employee’s actual bonus for 2017 as calculated based on the Company’s performance through December 31, 2017, if the Effective Time occurs after December 31, 2017 (the “2017 Bonus”). The 2017 Bonus shall be paid in cash on or before March 1, 2018 to each Qualified Continuing Employee. A “Qualified Continuing Employee” means each Continuing Employee (A) who is employed at the end of the applicable performance period under the MIP or (B) whose employment with the Surviving Entity was terminated by the Surviving Entity for a reason other than “cause” or who terminated employment with the Surviving Entity for “good reason” (each, as defined in the Company’s Change in Control and Severance Plan).

(c)                                  Parent shall take all actions necessary or appropriate to permit each Continuing Employee to either continue to participate from and after the Closing Date in the Company Benefit Plans or be eligible to participate from and after the Closing Date in Benefit Plans of Parent or any of its Affiliates. To the extent Parent causes a Continuing Employee to cease to be eligible to participate in a Company Benefit Plan and instead provides for such Continuing Employee to be eligible to participate in a Benefit Plan sponsored or maintained by Parent or one of its Affiliates (the “Replacement Plans”), if such Replacement Plan is a group health plan, Parent shall credit (or cause to be credited) such Continuing Employee, for the year during which such coverage under such Replacement Plan begins, with any deductibles and copayments already incurred during such year under the comparable Company Benefit Plan. Parent, the Surviving Entity, their Affiliates, and the Replacement Plans shall recognize each Continuing Employee’s years of service and level of seniority with the Company and the Company Subsidiaries (including service and seniority with any other employer that was recognized by the Company or the Company Subsidiaries) for purposes of terms of employment and eligibility, vesting and benefit determination (but not for benefit accruals under any defined benefit or retiree welfare arrangement) under the Replacement Plans. Parent shall cause each Replacement Plan to waive any preexisting condition exclusion or restriction with respect to participation and coverage requirements applicable to a Continuing Employee to the extent such exclusion or restriction did not apply with respect to such employee under the corresponding Company Benefit Plan.

(d)                                 From and after the Effective Time, Parent shall cause the Surviving Entity and its Subsidiaries to honor their respective obligations under all employment, severance, change in control and other agreements, if any, between the Company or the Company Subsidiaries and an individual employed prior to the Closing Date by the Company or the Company Subsidiaries, but subject to any provisions thereof related to termination or amendment of such agreements.

(e)                                  For purposes of determining the number of vacation days and other paid time off to which each Continuing Employee is entitled during the calendar year in which the Closing Date occurs, Parent or its applicable Affiliate will assume and honor all vacation and other paid time off days accrued or earned but not yet taken by such Continuing Employee as of the Closing Date.

(f)                                   Nothing in this Agreement shall constitute an amendment to, or be construed as amending, any benefit or compensation plan, program, Contract, arrangement or agreement sponsored, maintained or contributed to by the Company, Parent or any of their respective Subsidiaries. The provisions of this Section 6.14 are for the sole benefit of the Parties and nothing herein, expressed or implied, is intended or will be construed to confer upon or give to any Person (including, for the avoidance of doubt, any Continuing Employee or other current or former employee of the Company or any Company Subsidiary), other than the Parties and their respective permitted successors and assigns, any legal or equitable or other rights or remedies under or by reason of any provision of this Agreement.

6.15                        Transaction Litigation. In the event that any litigation or other Proceeding of any stockholder related to this Agreement, the Merger or the other transactions contemplated by this Agreement is initiated or, to the Knowledge of the Company, threatened against any of the Company or any Company Subsidiary and/or the members of the Company Board (or of any equivalent governing body of any Company Subsidiary) prior to the Effective Time, the Company shall promptly notify Parent of any such litigation or other Proceeding and shall keep Parent reasonably informed on a current basis with respect to the status thereof. The Company shall consult with Parent on a regular basis with respect to, and shall give Parent the opportunity to participate in the defense or settlement of any security holder litigation or other Proceeding against the Company or its respective directors relating to the Merger and the other transactions contemplated by this Agreement, and no such settlement shall be agreed to without the prior written consent of Parent. In the event that any litigation or other Proceeding of any stockholder related to this Agreement, the Merger or the other transactions contemplated by this Agreement is initiated or, to the Knowledge of Parent, threatened against any of Parent or any Parent Subsidiary and/or the members of the Parent Board (or of any equivalent governing body of any Parent Subsidiary) prior to the Effective Time, Parent shall promptly notify the Company of any such litigation or other Proceeding and shall keep the Company reasonably informed on a current basis with respect to the status thereof.

6.16                        Listing Application. Parent shall take all action necessary to cause the Parent Common Stock to be issued in the Merger to be approved for listing on the NYSE prior to the Effective Time, subject to official notice of issuance. The Company shall cooperate with Parent in connection with the foregoing, including by providing information reasonably requested by Parent in connection therewith.

6.17                        Notification of Certain Matters. Each of the Company, on one hand, and Parent and Merger Sub, on the other hand, shall give prompt notice to the other of (a) any representation or warranty made by it contained in this Agreement becoming untrue or inaccurate or (b) the failure by it to comply with or satisfy any covenant, condition or agreement to be complied with or satisfied by it under this Agreement; provided, however, that no such notification will be required unless such untruth, inaccuracy or failure to comply or satisfy would result in the failure of the conditions set forth in Section 7.2(a), Section 7.2(b), Section 7.3(a) or Section 7.3(b); provided further, however that no such notification shall affect the representations, warranties, covenants or agreements of the Parties or the conditions to the obligations of the Parties under this Agreement. In addition, the Company shall give prompt notice to Parent of any fact, event or circumstance known to the Company that is reasonably likely, individually or taken together with all other facts, events and circumstances known to the Company, to result in a Company Material Adverse Effect. Parent shall give prompt notice to the Company of any fact, event or circumstance known to Parent that is reasonably likely, individually or taken together with all other facts, events and circumstances known to Parent, to result in a Parent Material Adverse Effect.

6.18                        Directors of Parent Following the Effective Time.  Prior to the Effective Time, Parent shall take all necessary corporate action (a) so that upon and after the Effective Time, the size of the Parent Board is increased by one member, (b) to appoint to the Parent Board one individual who has been a corporate executive with financial or operating experience in the oil and gas industry in the Rocky Mountain region of the United States, as mutually agreed upon by the Company and Parent (and who must have been serving as a director of the Company Board as of the date hereof) and approved by the Nominating and Governance Committee of the Parent Board (the “New Director”), to fill the vacancy on the Parent Board created by such increase at the Effective Time and (c) nominate the New Director for election to the Parent Board in the proxy statement relating to the first annual meeting of the shareholders of Parent following the Closing with respect to which a definitive proxy statement has not been filed by Parent prior to the Closing. The provisions of this Section 6.18 are intended to be for the benefit of, and shall be enforceable by, the Parties and the New Director.

ARTICLE VII
CONDITIONS TO CONSUMMATION OF THE MERGER

7.1                               Mutual Closing Conditions. The obligations of each of the Parties to consummate the Merger are conditioned upon the satisfaction at or prior to the Closing (or waiver by both the Company and Parent, to the extent permitted by applicable Law) of each of the following:

(a)                                 Stockholder Approvals. The Company Stockholder Approval and the Parent Stockholder Approval shall have been obtained in accordance with applicable Law and the Organizational Documents of the Company and Parent, as applicable.

(b)                                 No Injunctions or Restraints. No Law (whether preliminary, temporary or permanent) issued, enacted, promulgated, entered or enforced by a court of competent jurisdiction or other Governmental Entity having jurisdiction over any Party restraining, enjoining, prohibiting or rendering illegal the consummation of the transactions contemplated by this Agreement is in effect.

(c)                                  Regulatory Approval. The waiting period applicable to the transactions contemplated by this Agreement under the HSR Act has expired or been terminated.

(d)                                 Effectiveness of Registration Statement. The Registration Statement has become effective under the Securities Act and no stop order suspending the effectiveness of the Registration Statement has been issued and no proceedings for that purpose have been initiated or threatened by the SEC.

(e)                                  Listing. The shares of Parent Common Stock issuable to the Company’s stockholders pursuant to this Agreement shall have been authorized for listing on the NYSE, upon official notice of issuance.

7.2                               Additional Company Conditions to Closing. The obligation of the Company to consummate the Merger is further conditioned upon satisfaction (or waiver by the Company) at or prior to the Closing of each of the following:

(a)                                 The representations and warranties of Parent and Merger Sub (i) (other than those set forth in Section 5.2(a) and Section 5.8(a)) contained in this Agreement are true and correct as of the date of this Agreement and as of the Closing Date, as if made as of such time (except to the extent expressly made as of an earlier date, in which case as of such date), except where the failure of such representations and warranties to be so true and correct (without giving effect to any limitation as to “materiality” or “Parent Material Adverse Effect” set forth in any individual such representation or warranty) would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect, (ii) contained in Section 5.2(a) are true and correct as of the date of this Agreement and as of the Closing Date, as if made as of such time (except to the extent expressly made as of an earlier date, in which case as of such date), except for any immaterial inaccuracies, and (iii) contained in Section 5.8(a) are true and correct as of the date of this Agreement and as of the Closing Date, as if made as of such time.

(b)                                 Each and all of the agreements and covenants of Parent and the Parent Subsidiaries to be performed and complied with pursuant to this Agreement on or prior to the Effective Time have been duly performed and complied with in all material respects.

(c)                                  The Company shall have received a certificate of Parent signed by an executive officer of Parent, dated the Closing Date, confirming that the conditions in Section 7.2(a) and Section 7.2(b) have been satisfied.

7.3                               Additional Parent Conditions to Closing. The obligation of Parent and Merger Sub to consummate the Merger is further conditioned upon satisfaction (or waiver by Parent) at or prior to the Closing of each of the following:

(a)                                 The representations and warranties of the Company contained in (i) this Agreement (other than in Section 4.2(a) and Section 4.8(a)) are true and correct as of the date of this Agreement and as of the Closing Date, as if made as of such time (except to the extent expressly made as of an earlier date, in which case as of such date), except where the failure of such representations and warranties to be so true and correct (without giving effect to any limitation as to “materiality” or “Company Material Adverse Effect” set forth in any individual such representation or warranty) would not reasonably be expected to, individually or in the aggregate, have a Company Material Adverse Effect, (ii) Section 4.2(a) are true and correct as of the date of this Agreement and as of the Closing Date, as if made as of such time (except to the extent expressly made as of an earlier date, in which case as of such date), except for any de minimis inaccuracies, and (iii) Section 4.8(a) are true and correct as of the date of this Agreement and as of the Closing Date, as if made as of such time.

(b)                                 Each and all of the agreements and covenants of the Company and the Company Subsidiaries to be performed and complied with pursuant to this Agreement on or prior to the Effective Time have been duly performed and complied with in all material respects.

(c)                                  Parent shall have received a certificate of the Company signed by an executive officer of the Company, dated the Closing Date, confirming that the conditions in Section 7.3(a) and Section 7.3(b) have been satisfied.

7.4                               Frustration of Closing Conditions. None of the Parties may rely, either as a basis for not consummating the Merger or for terminating this Agreement, on the failure of any condition set forth in Section 7.1, Section 7.2 or Section 7.3, as the case may be, to be satisfied if such failure was caused by such Party’s breach of any provision of this Agreement.

ARTICLE VIII
TERMINATION

8.1                               Termination of Agreement. This Agreement may be terminated at any time prior to the Closing as follows:

(a)                                 by the mutual written consent of the Company and Parent in a written instrument;

(b)                                 by the Company or Parent if there is in effect a final nonappealable order of a Governmental Entity of competent jurisdiction restraining, enjoining or otherwise prohibiting the consummation of the transactions contemplated hereby or if there is adopted any Law that permanently makes consummation of the transactions contemplated hereby illegal or otherwise prohibited; provided that the right to terminate this Agreement under this Section 8.1(b) is not available to the Company, on the one hand, or Parent, on the other hand, if such order or Law was primarily due to the failure of the Company, on the one hand, or either of Parent or Merger Sub, on the other hand, to perform any of its obligations under this Agreement;

(c)                                  by Parent if (i) the Company has breached or failed to perform any of its representations, warranties, covenants or agreements set forth in this Agreement, or (ii) any representation or warranty of the Company becomes untrue, and, with respect to either clause (i) or (ii) above, which breach, failure to perform or untruth if it was continuing as of the Closing Date would result in the failure of the conditions set forth in Section 7.3(a) or Section 7.3(b) to be satisfied and such breach, failure to perform or untruth is incapable of being cured (or becoming true) or, if capable of being cured (or becoming true), is not cured (or does not become true) by the earlier of (x) the Outside Date or (y) within 30 days following receipt by the Company of notice of such breach, failure or untruth from Parent, provided, that the right to terminate this Agreement pursuant to this Section 8.1(c) shall not be available if Parent is itself in breach or has failed to perform any of its representations, warranties, covenants or agreements set forth in this Agreement or any representation or warranty of Parent becomes untrue, and which breach, failure to perform or untruth would result in the failure of the conditions set forth in Section 7.2(a) or Section 7.2(b);

(d)                                 by the Company if (i) Parent has breached or failed to perform any of its representations, warranties, covenants or agreements set forth in this Agreement, or (ii) any representation or warranty of Parent becomes untrue, and, with respect to either clause (i) or (ii) above, which breach, failure to perform or untruth if it was continuing as of the Closing Date would result in the failure of the conditions set forth in Section 7.2(a) or Section 7.2(b) to be satisfied and such breach, failure to perform or untruth is incapable of being cured (or becoming true) or, if capable of being cured (or becoming true), is not cured (or does not become true) by the earlier of (x) the Outside Date or (y) within 30 days following receipt by Parent of notice of such breach, failure or untruth from the Company, provided, that the right to terminate this Agreement pursuant to this Section 8.1(d) shall not be available if the Company is itself in breach or has failed to perform any of its representations, warranties, covenants or agreements set forth in this Agreement or any representation or warranty of the Company becomes untrue, and which breach, failure to perform or untruth would result in the failure of the conditions set forth in Section 7.3(a) or Section 7.3(b);

(e)                                  by the Company or Parent if the Closing does not occur on or before the date that is six months from the date hereof (the “Outside Date”), provided that if on such date the condition to closing set forth in Section 7.1(b) (if the failure of such condition to be then satisfied is due to an Antitrust Law) or Section 7.1(c) shall not have been satisfied but all other conditions to Closing shall have been satisfied (or in the case of conditions that by their terms are to be satisfied at the Closing, shall be capable of being satisfied or waived by all parties entitled to the benefit of such conditions), such date may be extended by Parent or the Company from time to time by written notice to the other party up to a date that is no later than eight months from the date hereof; provided, further, that the right to terminate this Agreement under this Section 8.1(e) is not available to the Company, on the one hand, or Parent, on the other hand, if such failure of the Closing to occur is primarily due to the failure of the Company, on the one hand, or either of Parent or Merger Sub, on the other hand, to perform any of its obligations under this Agreement;

(f)                                   by the Company or Parent if, after the final adjournment of the Company Stockholders Meeting at which a vote of the Company stockholders has been taken in accordance with this Agreement, the Company Stockholder Approval has not been obtained;

(g)                                  by the Company or Parent if, after the final adjournment of the Parent Stockholders Meeting at which a vote of Parent’s stockholders has been taken in accordance with this Agreement, the Parent Stockholder Approval has not been obtained;

(h)                                 by Parent prior to the time the Company Stockholder Approval is obtained, if (i) the Company Board or any committee thereof shall have effected a Company Change in Recommendation or (ii) the Company is in violation in any material respect of its obligations under Section 6.4;

(i)                                     by the Company prior to the time the Parent Stockholder Approval is obtained, if (i) the Parent Board or any committee thereof shall have effected a Parent Change in

Recommendation or (ii) Parent is in violation in any material respect of its obligations under Section 6.5; or

(j)                                    by the Company, if this Agreement is terminated to enter into a definitive agreement relating to a Company Superior Proposal in accordance with Section 6.4; provided, however, that the Company shall have contemporaneously with such termination tendered payment to Parent of the Termination Fee.

8.2                               Procedure Upon Termination. In the event of termination of this Agreement by Parent or the Company, or both, pursuant to Section 8.1, written notice thereof shall be given to the Other Party, and this Agreement will terminate, effective immediately upon delivery of such written notice to the Other Party, without further action by Parent or the Company.

8.3                               Effect of Termination. In the event that this Agreement is validly terminated as provided in Section 8.1, each of the Parties will be relieved of its duties and obligations arising under this Agreement after the date of such termination and such termination will be without liability to Parent or the Company; provided, that the agreements and obligations of the Parties set forth in Section 6.8(b), this Section 8.3, Section 8.4 and Article IX (other than Section 9.12) hereof will survive any such termination and are enforceable hereunder; provided further, that nothing in this Section 8.3 relieves any of Parent or the Company of any liability for fraud or any Willful Breach of any covenant or agreement contained herein occurring prior to termination, or as provided in the Confidentiality Agreement, in which case the aggrieved Party shall be entitled to all rights and remedies available at law or in equity. “Willful Breach” means an intentional and willful material breach, or an intentional and willful material failure to perform, in each case that is the consequence of an act or omission by a Party with the knowledge that the taking of, or failure to take, such act would, or would reasonably be expected to, cause a material breach of this Agreement.

8.4                               Fees and Expense Reimbursement.

(a)                                 In the event that (i) an Alternative Proposal is publicly submitted, publicly proposed, publicly disclosed or otherwise communicated to the Company Board prior to, and not withdrawn at the time of, the date of the termination of this Agreement, (ii) this Agreement is terminated by the Company or Parent pursuant to Section 8.1(e) (Outside Date) or Section 8.1(f) (Failure to Obtain Company Stockholder Approval) or by Parent pursuant to Section 8.1(c) (Company Terminable Breach), and (iii) the Company enters into a definitive agreement with respect to, or consummates, an Alternative Proposal within 12 months after the date this Agreement is terminated, then the Company will pay to Parent the Termination Fee (except, if the termination is made pursuant to Section 8.1(e) (Outside Date), one half of the Termination Fee), less any amount previously paid by the Company pursuant to Section 8.4(f), upon the earliest to date of when such definitive agreement is executed or such Alternative Proposal is consummated. For purposes of this Section 8.4(a), any reference in the definition of Alternative Proposal to “20%” shall be deemed to be to be a reference to “more than 50%.”

(b)                                 In the event that (i) a Parent Alternative Proposal is publicly submitted, publicly proposed, publicly disclosed or otherwise communicated to the Parent Board prior to, and not withdrawn at the time of, the date of the termination of this Agreement, (ii) this

Agreement is terminated by the Company or Parent pursuant to Section 8.1(e) (Outside Date) or Section 8.4(g) (Failure to Obtain Parent Stockholder Approval) or by Company pursuant to Section 8.4(d) (Parent Terminable Breach), and (iii) Parent enters into a definitive agreement with respect to, or consummates, a Parent Alternative Proposal within 12 months after the date this Agreement is terminated, then Parent will pay to the Company the Termination Fee (except, if the termination is made pursuant to Section 8.1(e) (Outside Date), one half of the Termination Fee), less any amount previously paid by Parent pursuant to Section 8.4(g), upon the earliest to date of when such definitive agreement is executed or such Parent Alternative Proposal is consummated. For purposes of this Section 8.4(b), any reference in the definition of Parent Alternative Proposal to “20%” shall be deemed to be to be a reference to “more than 50%.”

(c)                                  In the event this Agreement is terminated by Parent pursuant to Section 8.1(h) (Company Change in Recommendation or Material Breach of Non-Solicit), the Company will pay to Parent the Termination Fee within two Business Days of termination of this Agreement.

(d)                                 In the event this Agreement is terminated by the Company pursuant to Section 8.1(i) (Parent Change in Recommendation or Material Breach of Non-Solicit), Parent will pay to the Company the Termination Fee within two Business Days of termination of this Agreement.

(e)                                  In the event this Agreement is terminated by the Company pursuant to Section 8.1(j) (Company Superior Proposal), the Company will pay to Parent the Termination Fee contemporaneously with the termination of this Agreement.

(f)                                   In the event this Agreement is terminated by the Company or Parent pursuant to Section 8.1(f) (Failure to Obtain Company Stockholder Approval) or by Parent pursuant to Section 8.1(c) (Company Terminable Breach), then the Company will pay to Parent the Parent Expenses (unless Parent is then entitled to terminate this Agreement pursuant to Section 8.1(h) (Company Change in Recommendation or Material Breach of Non-Solicit), in which event the Company will pay to Parent the Termination Fee) within two Business Days of termination of this Agreement.

(g)                                  In the event this Agreement is terminated by the Company or Parent pursuant to Section 8.1(g) (Failure to Obtain Parent Stockholder Approval) or by the Company pursuant to Section 8.1(d) (Parent Terminable Breach), then Parent will pay to the Company the Company Expenses (unless the Company is then entitled to terminate this Agreement pursuant to Section 8.1(i) (Parent Change in Recommendation or Material Breach of Non-Solicit), in which event Parent will pay to the Company the Termination Fee) within two Business Days of termination of this Agreement.

(h)                                 Any payment of the Termination Fee, Company Expenses or Parent Expenses will be made in cash by wire transfer of same day funds to an account designated in writing by the recipient of such payment.

(i)                                     Each of the Parties acknowledges that the provisions of this Section 8.4 are an integral part of the transactions contemplated hereby and that, without these agreements, the Other Party would not enter into this Agreement. If a Party fails to promptly pay the amount due by it pursuant to this Section 8.4, interest shall accrue on such amount from the date such payment was required to be paid pursuant to the terms of this Agreement until the date of payment at the prime rate set forth in The Wall Street Journal in effect on the date such payment was required to be made. If, in order to obtain such payment, a Party commences a Proceeding that results in judgment for such Party for such amount, the defaulting Party shall pay the Other Party its reasonable out-of-pocket costs and expenses (including reasonable attorneys’ fees and expenses) incurred in connection with such Proceeding. The Parties agree that the monetary remedies set forth in Section 8.1(j) and this Section 8.4 and the specific performance remedies set forth in Section 9.9 shall be the sole and exclusive remedies of (i) the Company and the Company Subsidiaries against Parent and Merger Sub and any of their respective former, current or future general or limited partners, shareholders, managers, members, Representatives or Affiliates for any loss suffered as a result of the failure of the Merger to be consummated except in the case of fraud or a Willful Breach of any covenant, agreement or obligation (in which case only Parent shall be liable for damages for such fraud or Willful Breach), and upon payment of such amount, none of Parent or Merger Sub or any of their respective former, current or future general or limited partners, shareholders, managers, members, Representatives or Affiliates shall have any further liability or obligation relating to or arising out of this Agreement or the transactions contemplated hereby, except for the liability of Parent in the case of fraud or a Willful Breach of any covenant, agreement or obligation; and (ii) Parent and Merger Sub against the Company and its Subsidiaries and any of their respective former, current or future general or limited partners, shareholders, managers, members, Representatives or Affiliates for any loss suffered as a result of the failure of the Merger to be consummated except in the case of fraud or a Willful Breach of any covenant, agreement or obligation (in which case only the Company shall be liable for damages for such fraud or Willful Breach), and upon payment of such amount, none of the Company and the Company Subsidiaries or any of their respective former, current or future general or limited partners, shareholders, managers, members, Representatives or Affiliates shall have any further liability or obligation relating to or arising out of this Agreement or the transactions contemplated hereby, except for the liability of the Company in the case of fraud or a willful and material breach of any covenant, agreement or obligation.

(j)                                    As used herein, “Termination Fee” means a cash amount equal to $26,116,219.

(k)                                 In no event shall Parent or Company be entitled to receive more than one payment of the applicable Termination Fee and one payment of the Parent Expenses or the Company Expenses, as applicable in connection with this Agreement.

(l)                                     Except as otherwise provided in this Agreement, each Party shall pay its own expenses incident to preparing for, entering into and carrying out this Agreement and the consummation of the transactions contemplated by this Agreement; provided, that Parent and the Company shall each bear and pay one half of the expenses incurred in connection with the filing, printing and mailing of the Registration Statement and the Joint Proxy Statement.

ARTICLE IX
MISCELLANEOUS

9.1                               Amendment or Supplement. At any time prior to the Effective Time, this Agreement may be amended or supplemented in any and all respects, whether before or after receipt of the Company Stockholder Approval or the Parent Stockholder Approval, by written agreement of the Parties hereto, by action taken or authorized by their respective boards of directors; provided, however, that following receipt of (a) the Company Stockholder Approval, there will be no amendment or change to the provisions of this Agreement that by Law would require further approval by the Company stockholders unless such approval of the Company’s stockholder is obtained, and (b) the Parent Stockholder Approval, there will be no amendment or change to the provisions of this Agreement that by Law would require further approval by Parent’s stockholders unless such approval by Parent’s stockholders is obtained.

9.2                               Counterparts. This Agreement may be executed in any number of counterparts, each of which is an original, and all of which, when taken together, constitute one Agreement. Delivery of an executed signature page of this Agreement by facsimile or other customary means of electronic transmission (e.g., “pdf”) will be effective as delivery of a manually executed counterpart hereof.

9.3                               Notices. All notices and other communications hereunder will be in writing and deemed given (a) if delivered personally; (b) if transmitted by facsimile (upon confirmation of transmission by the transmitting equipment): (c) if transmitted by electronic mail (“e-mail”) (if confirmation of receipt of such e-mail is requested and received); or (d) mailed by a nationally recognized overnight courier or registered or certified mail (return receipt requested), postage prepaid, to the Parties at the following addresses (or at such other address for a Party as specified by like notice, provided, that notices of a change of address will be effective only upon receipt thereof):

(a)                                 If to Parent or Merger Sub, to:

SandRidge Energy, Inc.

123 Robert S. Kerr Avenue

Oklahoma City, Oklahoma 73102

Attention: Philip T. Warman

E-mail: pwarman@sandridgeenergy.com

Facsimile: (405) 429-6267

With a copy to (which does not constitute notice):

Vinson & Elkins LLP

1001 Fannin, Suite 2500

Houston, Texas 77002

Attention: Stephen M. Gill and T. Mark Kelly

E-mail:        sgill@velaw.com

mkelly@velaw.com

Facsimile: (713) 615-5956

(ii)                                  If to the Company, to:

Bonanza Creek Energy, Inc.

410 17th Street, Suite 1400

Denver, Colorado 80202

Attention: Cyrus Skip Marter

E-mail: smarter@bonanzacrk.com

Facsimile: (720) 305-0804

With a copy to (which does not constitute notice):

Kirkland & Ellis LLP

609 Main Street, 45th Floor

Houston, Texas 77002

Attention: Andrew Calder, P.C., Doug Bacon, P.C. and Kim Hicks.

E-mail:        andrew.calder@kirkland.com

doug.bacon@kirkland.com

kim.hicks@kirkland.com

Facsimile: (713) 835-3601

9.4                               Assignment. Neither this Agreement nor any of the rights, interests or obligations hereunder shall be assigned, in whole or in part, by operation of Law or otherwise, by any of the Parties without the prior written consent of the Other Party, except that (a) Merger Sub may assign, in its sole discretion, any of or all its rights, interests and obligations under this Agreement to any wholly owned Subsidiary of Parent, (b) Parent may assign any of its rights (but not delegate any of its obligations) under this Agreement to one or more wholly owned Subsidiaries of Parent but, in each case, no such assignment shall relieve Parent of any of its obligations hereunder and (c) the Company may assign any of its rights (but not delegate any of its obligations) under Section 8.4 to one or more wholly owned Subsidiaries, but no such assignment shall relieve the Company of any of its obligations hereunder. Any purported assignment not permitted under this Section 9.4 shall be null and void.

9.5                               Entire Understanding: No Third-Party Beneficiaries. This Agreement, together with the Confidentiality Agreement and any other documents and instruments executed pursuant hereto, constitutes the entire agreement and understanding of the Parties with respect to the matters therein and herein and supersedes all prior agreements and understandings on such matters. The provisions of this Agreement are binding upon and inure to the benefit of the Parties hereto and, subject to Section 9.4, their respective successors and assigns, and no provision of this Agreement is intended to confer any rights, benefits, remedies, obligations or liabilities hereunder upon any Person other than the Parties hereto and their respective successors except, following the Effective Time, (a) as provided in Section 6.12 (which will be to the benefit of the Persons referred to in such Section) and (b) the rights of holders of Company Common Stock to receive the Merger Consideration.

9.6                               Severability. Any term or provision of this Agreement that is invalid, illegal or unenforceable in any jurisdiction will, as to that jurisdiction, be ineffective only to the extent of such invalidity, illegality or unenforceability, without affecting in any way the remaining provisions of this Agreement in such jurisdiction or rendering that or any other provision of this Agreement invalid, illegal or unenforceable in any other jurisdiction. If a final Judgment of a court of competent jurisdiction declares that any term or provision of this Agreement is invalid or unenforceable, the Parties agree that the court making such determination shall have the power to limit such term or provision, to delete specific words or phrases or to replace such term or provision with a term or provision that is valid and enforceable and that comes closest to expressing the intention of the invalid or unenforceable term or provision, and this Agreement shall be valid and enforceable as so modified. In the event such court does not exercise the power granted to it in the prior sentence, the Parties agree to replace such invalid or unenforceable term or provision with a valid and enforceable term or provision that will achieve, to the extent possible, the economic, business and other purposes of such invalid or unenforceable term or provision.

9.7                               Governing Law; Venue; Waiver of Jury Trial.

(a)                                 THIS AGREEMENT, AND ALL CLAIMS OR CAUSES OF ACTION (WHETHER IN CONTRACT OR TORT) THAT MAY BE BASED UPON, ARISE OUT OF RELATE TO THIS AGREEMENT, OR THE NEGOTIATION, EXECUTION OR PERFORMANCE OF THIS AGREEMENT, SHALL BE GOVERNED BY AND CONSTRUED IN ACCORDANCE WITH THE LAWS OF THE STATE OF DELAWARE, WITHOUT GIVING EFFECT TO THE PRINCIPLES OF CONFLICTS OF LAW THEREOF.

(b)                                 THE PARTIES IRREVOCABLY SUBMIT TO THE JURISDICTION OF THE COURT OF CHANCERY OF THE STATE OF DELAWARE OR, IF THE COURT OF CHANCERY OF THE STATE OF DELAWARE LACKS JURISDICTION OVER SUCH MATTER, THE SUPERIOR COURT OF THE STATE OF DELAWARE AND THE FEDERAL COURTS OF THE UNITED STATES OF AMERICA LOCATED IN THE STATE OF DELAWARE, IN CONNECTION WITH ANY DISPUTE THAT ARISES IN RESPECT OF THIS AGREEMENT AND THE DOCUMENTS REFERRED TO IN THIS AGREEMENT OR IN RESPECT OF THE TRANSACTIONS CONTEMPLATED HEREBY, AND HEREBY WAIVE, AND AGREE NOT TO ASSERT, AS A DEFENSE IN ANY ACTION, SUIT OR PROCEEDING FOR INTERPRETATION OR ENFORCEMENT HEREOF OR ANY SUCH DOCUMENT THAT IT IS NOT SUBJECT THERETO OR THAT SUCH ACTION, SUIT OR PROCEEDING MAY NOT BE BROUGHT OR IS NOT MAINTAINABLE IN SAID COURTS OR THAT VENUE THEREOF MAY NOT BE APPROPRIATE OR THAT THIS AGREEMENT OR ANY SUCH DOCUMENT MAY NOT BE ENFORCED IN OR BY SUCH COURTS, AND THE PARTIES IRREVOCABLY AGREE THAT ALL CLAIMS WITH RESPECT TO SUCH ACTION, SUIT OR PROCEEDING SHALL BE HEARD AND DETERMINED EXCLUSIVELY BY SUCH A DELAWARE STATE OR FEDERAL COURT. THE PARTIES HEREBY CONSENT TO AND GRANT ANY SUCH COURT JURISDICTION OVER THE PERSON OF SUCH PARTIES AND OVER THE SUBJECT MATTER OF SUCH DISPUTE AND AGREE THAT MAILING OF PROCESS OR OTHER PAPERS IN CONNECTION WITH SUCH ACTION, SUIT OR PROCEEDING IN THE MANNER PROVIDED IN SECTION 9.3 OR IN SUCH OTHER MANNER AS MAY BE PERMITTED BY LAW SHALL BE VALID AND SUFFICIENT SERVICE THEREOF.

(c)                                  EACH PARTY ACKNOWLEDGES AND AGREES THAT ANY CONTROVERSY WHICH MAY ARISE UNDER THIS AGREEMENT IS LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES, AND THEREFORE EACH SUCH PARTY HEREBY IRREVOCABLY AND UNCONDITIONALLY WAIVES ANY RIGHT SUCH PARTY MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY LITIGATION DIRECTLY OR INDIRECTLY ARISING OUT OF OR RELATING TO THIS AGREEMENT OR THE TRANSACTIONS. EACH PARTY CERTIFIES AND ACKNOWLEDGES THAT (I) NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF LITIGATION, SEEK TO ENFORCE THE FOREGOING WAIVER; (II) SUCH PARTY UNDERSTANDS AND HAS CONSIDERED THE IMPLICATIONS OF THE FOREGOING WAIVER; (III) SUCH PARTY MAKES THE FOREGOING WAIVER VOLUNTARILY AND (IV) SUCH PARTY HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVER AND CERTIFICATIONS IN THIS SECTION 9.7.

9.8                               No Recourse. This Agreement may only be enforced against, and any claims or causes of action that may be based upon, arise out of or relate to this Agreement, or the negotiation, execution or performance of this Agreement may only be made against the entities that are expressly identified as Parties hereto and no past, present or future Affiliate, director, officer, employee, incorporator, member, manager, partner, stockholder, agent, attorney or representative of any Party hereto has any liability for any obligations or liabilities of the Parties or for any claim based on, in respect of, or by reason of, the transactions contemplated hereby.

9.9                               Specific Performance. The Parties agree that irreparable damage, for which monetary damages would not be an adequate remedy, would occur in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached by the parties. Prior to the termination of this Agreement pursuant to Article VIII, it is accordingly agreed that the Parties shall be entitled to an injunction or injunctions, or any other appropriate form of specific performance or equitable relief, to prevent breaches of this Agreement and to enforce specifically the terms and provisions hereof in any court of competent jurisdiction, in each case in accordance with this Section 9.9, this being in addition to any other remedy to which they are entitled under the terms of this Agreement at law or in equity. Each Party accordingly agrees not to raise any objections to the availability of the equitable remedy of specific performance to prevent or restrain breaches or threatened breaches of, or to enforce compliance with, the covenants and obligations of such Party under this Agreement all in accordance with the terms of this Section 9.9. Each Party further agrees that neither the Other Party nor any other Person shall be required to obtain, furnish or post any bond or similar instrument in connection with or as a condition to obtaining any remedy referred to in this Section 9.9, and each party irrevocably waives any right it may have to require the obtaining, furnishing or posting of any such bond or similar instrument.

9.10                        Transfer Taxes. All transfer, documentary, sales, use, stamp, registration and other such Taxes and fees (including penalties and interest) incurred in connection with the Merger shall be paid by the Surviving Entity when due.

9.11                        Extension; Waiver. At any time prior to the Effective Time, the Company and Parent may, by action taken or authorized by their respective Boards of Directors, to the extent legally allowed: (a) extend the time for the performance of any of the obligations or acts of the Other Party; (b) waive any inaccuracies in the representations and warranties of the Other Party contained herein or in any document delivered pursuant hereto; or (c) waive compliance with any of the agreements or conditions of the Other Party contained herein. Notwithstanding the foregoing, no failure or delay by the Company or Parent in exercising any right hereunder shall operate as a waiver thereof nor shall any single or partial exercise thereof preclude any other or further exercise of any other right hereunder. No agreement on the part of a Party to any such extension or waiver shall be valid unless set forth in an instrument in writing signed on behalf of such Party.

9.12                        Survival. The representations and warranties contained in this Agreement or in any certificates or other documents delivered prior to or as of the Effective Time shall survive until (but not beyond) the Effective Time. The covenants and agreements of the Parties (including the Surviving Entity) shall survive the Effective Time without limitation (except for those which, by their terms, contemplate a shorter survival period).

[Signature pages follow]

IN WITNESS WHEREOF, the Parties hereto have caused this Agreement to be executed in counterparts by their duly authorized officers, all as of the day and year first written above.

BONANZA CREEK ENERGY, INC.

By:	/s/ R. Seth Bullock
Name:	R. Seth Bullock
Title:	Interim Chief Executive Officer

[Signature page to Agreement and Plan of Merger]

SANDRIDGE ENERGY, INC.

By:	/s/ James D. Bennett
Name:	James D. Bennett
Title:	President and Chief Executive Officer

BROOK MERGER SUB, INC.

By:	/s/ James D. Bennett
Name:	James D. Bennett
Title:	President and Chief Executive Officer

[Signature page to Agreement and Plan of Merger]

EXHIBIT A

AMENDED AND RESTATED

CERTIFICATE OF INCORPORATION

OF

BONANZA CREEK ENERGY, INC.
(a Delaware corporation)

ARTICLE I
NAME

The name of the corporation is Bonanza Creek Energy, Inc. (the “Corporation”).

ARTICLE II
AGENT

The address of the Corporation’s registered office in the State of Delaware is 1209 Orange Street, Wilmington, New Castle County, Delaware 19801.  The name of its registered agent at such address is The Corporation Trust Company.

ARTICLE III
PURPOSE

The purpose of the Corporation is to engage in any lawful act or activity for which corporations may be organized under the General Corporation Law of the State of Delaware (the “DGCL”).

ARTICLE IV
STOCK

The Corporation shall be authorized to issue one class of stock to be designated Common Stock; the total number of shares of Common Stock which the Corporation shall have authority to issue is 1,000,000 shares, and each such share shall have a par value of $0.01.

ARTICLE V
DIRECTORS

Section 5.1                                    Number.  Except as otherwise provided for or fixed pursuant to the provisions of this Certificate of Incorporation, the number of directors of the Corporation shall be fixed by or in the manner provided in the Bylaws.

Section 5.2                                    Election.  Elections of directors need not be by written ballot unless the Bylaws of the Corporation shall so provide.

ARTICLE VI
EXISTENCE

The Corporation shall have perpetual existence.

ARTICLE VII
AMENDMENT

Section 7.1                                    Amendment of Certificate of Incorporation.  The Corporation reserves the right at any time, and from time to time, to amend, alter, change or repeal any provision contained in this Certificate of Incorporation, and other provisions authorized by the laws of the State of Delaware at the time in force may be added or inserted, in the manner now or hereafter prescribed by the laws of the State of Delaware, and all powers, preferences and rights of any nature conferred upon stockholders, directors or any other persons by and pursuant to this Certificate of Incorporation in its present form or as hereafter amended are granted subject to this reservation.

Section 7.2                                    Amendment of Bylaws.  In furtherance and not in limitation of the powers conferred by the laws of the State of Delaware, the Board of Directors is expressly authorized to adopt, amend or repeal the Bylaws of the Corporation.

ARTICLE VIII
LIABILITY OF DIRECTORS

Section 8.1                                    Limitation of Liability.  No director of the Corporation shall be liable to the Corporation or its stockholders for monetary damages for breach of fiduciary duty as a director, provided that this provision shall not eliminate or limit the liability of a director (a) for any breach of the director’s duty of loyalty to the Corporation or its stockholders; (b) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law; (c) under Section 174 of the DGCL; or (d) for any transaction from which the director derived an improper personal benefit. If the DGCL is amended hereafter to authorize the further elimination or limitation of the liability of directors, then the liability of a director of the Corporation shall be eliminated or limited to the fullest extent authorized by the DGCL, as so amended. Any repeal or modification of this Section 8.1 shall be prospective only and shall not adversely affect any right or protection of, or any limitation of the liability of, a director of the Corporation existing at, or arising out of facts or incidents occurring prior to, the effective date of such repeal or modification.

Section 8.2                                    Indemnification. The Corporation shall have the power to indemnify to the fullest extent permitted by law any person made or threatened to be made a party to an action or proceeding, whether criminal, civil, administrative or investigative, by reason of the fact that he, his testator or intestate is or was a director, officer, employee or agent of the Corporation, any predecessor of the Corporation or any subsidiary or affiliate of the Corporation, or serves or served at any other enterprise as a director, officer, employee or agent at the request of the Corporation or any predecessor to the Corporation. The Corporation shall indemnify any person made or threatened to be made a party to an action or proceeding, whether criminal, civil, administrative or investigative, by reason of the fact that he, his testator or intestate is or was a director or officer of the Corporation or any predecessor of the Corporation, or serves or served at any other enterprise as a director or officer at the request of the Corporation, any predecessor to the Corporation or any subsidiary or affiliate of the Corporation as and to the extent (and on the terms and subject to the conditions) set forth in the bylaws of the Corporation or in any contract of indemnification entered into by the Corporation and any such person.

Neither any amendment nor repeal of this Section 8.2, nor the adoption of any provision of this Certificate of Incorporation inconsistent with this Section 8.2, shall eliminate or reduce the effect of this Section 8.2 in respect of any matter occurring, or any action or proceeding accruing or arising or that, but for this Section 8.2, would accrue or arise, prior to such amendment, repeal or adoption of an inconsistent provision..

[The remainder of this page has been intentionally left blank.]

EXHIBIT B

AMENDED AND RESTATED BYLAWS

of

BONANZA CREEK ENERGY, INC.
(a Delaware corporation)

ARTICLE I
OFFICES

Section 1.1                                    Registered Office.  The registered office of the Corporation shall be fixed in the Certificate of Incorporation of the Corporation.

Section 1.2                                    Other Offices.  The Corporation may also have offices in such other places within or without the State of Delaware as the Board of Directors may, from time to time, determine or as the business of the Corporation may require.

ARTICLE II
MEETINGS OF STOCKHOLDERS

Section 2.1                                    Annual Meetings.  Meetings of stockholders may be held at such place, either within or without the State of Delaware, and at such time and date as the Board of Directors shall determine.  The Board of Directors may, in its sole discretion, determine that the meeting shall not be held at any place, but may instead be held solely by means of remote communication as described in Section 2.3 of these Bylaws in accordance with Section 211(a)(2) of the General Corporation Law of the State of Delaware.  Stockholders may act by written consent to elect directors.

Section 2.2                                    Special Meetings.  Special meetings of stockholders, unless otherwise prescribed by statute, may be called by the Chairman of the Board of Directors, the President or by resolution of the Board of Directors.  Notice of each special meeting shall be given in accordance with Section 2.4 of these Bylaws.  Unless otherwise permitted by law, business transacted at any special meeting of stockholders shall be limited to the purpose stated in the notice.

Section 2.3                                    Meetings by Remote Communications.  If authorized by the Board of Directors in its sole discretion, and subject to such guidelines and procedures as the Board of Directors may adopt, stockholders and proxy holders not physically present at a meeting of stockholders may, by means of remote communication:

(a)                                 participate in a meeting of stockholders; and

(b)                                 be deemed present in person and vote at a meeting of stockholders whether such meeting is to be held at a designated place or solely by means of remote communication, provided that:

(i)                                     the Corporation shall implement reasonable measures to verify that each person deemed present and permitted to vote at the meeting by means of remote communication is a stockholder or proxyholder;

(ii)                                  the Corporation shall implement reasonable measures to provide such stockholders and proxyholders a reasonable opportunity to participate in the meeting and to vote on matters submitted to the stockholders, including an opportunity to read or hear the proceedings of the meeting substantially concurrently with such proceedings; and

(iii)                               if any stockholder or proxyholder votes or takes other action at the meeting by means of remote communication, a record of such vote or other action shall be maintained by the Corporation.

Section 2.4                                    Notice of Meetings.  Whenever stockholders are required or permitted to take any action at a meeting, a written notice or electronic transmission, in the manner provided in Section 232 of the General Corporation Law of the State of Delaware, of notice of the meeting, which shall state the place, if any, date and time of the meeting, and the means of remote communications, if any, by which stockholders and proxyholders may be deemed to be present in person and vote at such meeting, and, in the case of a special meeting, the purposes for which the meeting is called, shall be mailed to or transmitted electronically to each stockholder of record entitled to vote thereat.  Except as otherwise provided by law, the Certificate of Incorporation or these Bylaws, such notice shall be given not less than 10 days nor more than 60 days before the date of any such meeting.  If mailed, notice to stockholders shall be deemed given when deposited in the mail, postage prepaid, directed to the stockholder at such stockholder’s address as it appears on the records of the Corporation.

Section 2.5                                    Quorum.  Unless otherwise required by law or the Certificate of Incorporation, the holders of a majority in voting power of the issued and outstanding stock entitled to vote thereat, present in person or represented by proxy, shall constitute a quorum for the transaction of business at all meetings of stockholders.  When a quorum is once present to organize a meeting, the quorum is not broken by the subsequent withdrawal of any stockholders.  In the absence of a quorum, the stockholders so present may, by a majority in voting power thereof, adjourn the meeting from time to time in the manner provided in Section 2.10 of these Bylaws until a quorum shall attend.  Shares of its own stock belonging to the Corporation or to another corporation, if a majority of the shares entitled to vote in the election of directors of such other corporation is held, directly or indirectly, by the Corporation, shall neither be entitled to vote nor be counted for quorum purposes; provided, however, that the foregoing shall not limit the right of the Corporation or any subsidiary of the Corporation to vote stock, including but not limited to its own stock, held by it in a fiduciary capacity.

Section 2.6                                    Voting.  Each holder of the Corporation’s common stock, par value $0.01 per share, shall be entitled to one vote for each share held by such holder.  All elections of directors shall be determined by a plurality of the votes cast, and except as otherwise required by law, the Certificate of Incorporation or these Bylaws, all other matters shall be determined by a majority of the votes cast.  Unless determined by the Chairman of the meeting to be advisable, the vote on any matter, including the election of directors, need not be by written ballot.

Section 2.7                                    Proxy Representation.  Any stockholder may authorize another person or persons to act for him by proxy in all matters in which a stockholder is entitled to participate, whether by waiving notice of any meeting, voting or participating at a meeting, or expressing consent or dissent without a meeting.  Every proxy must be signed by the stockholder or by his attorney-in-fact.  No proxy shall be voted or acted upon after three years from its date, unless such proxy provides for a longer period.  A proxy shall be irrevocable if it states that it is irrevocable and if, and only as long as, it is coupled with an interest sufficient in law to support an irrevocable power.  A stockholder may revoke any proxy which is not irrevocable by attending the meeting and voting in person or by delivering to the Secretary of the Corporation a revocation of the proxy or a new proxy bearing a later date.

Section 2.8                                    Organization.

(a)                                 The Chairman of the Board of Directors, if one is elected, or, in his or her absence or disability, the President of the Corporation, shall preside at all meetings of the stockholders.

(b)                                 The Secretary of the Corporation shall act as Secretary at all meetings of the stockholders.  In the absence or disability of the Secretary, the Chairman of the Board of Directors or the President shall appoint a person to act as Secretary at such meetings.

Section 2.9                                    Conduct of Meeting.  The date and time of the opening and the closing of the polls for each matter upon which the stockholders will vote at a meeting shall be announced at the meeting by the person presiding over the meeting.  The Board of Directors may adopt by resolution such rules and regulations for the conduct of the meeting of stockholders as it shall deem appropriate.  Except to the extent inconsistent with such rules and regulations as adopted by the Board of Directors, the person presiding over any meeting of stockholders shall have the right and authority to convene and to adjourn the meeting, to prescribe such rules, regulations and procedures and to do all such acts as, in the judgment of such presiding person, are appropriate for the proper conduct of the meeting.  Such rules, regulations or procedures, whether adopted by the Board of Directors or prescribed by the presiding person of the meeting, may include, without limitation, the following:  (i) the establishment of an agenda or order of business for the meeting; (ii) rules and procedures for maintaining order at the meeting and the safety of those present; (iii) limitations on attendance at or participation in the meeting to stockholders of record of the Corporation, their duly authorized and constituted proxies or such other persons as the presiding person of the meeting shall determine; (iv) restrictions on entry to the meeting after the time fixed for the commencement thereof; and (v) limitations on the time allotted to questions or comments by participants.  The presiding person at any meeting of stockholders, in addition to making any other determinations that may be appropriate to the conduct of the meeting, shall, if the facts warrant, determine and declare to the meeting that a matter or business was not properly brought before the meeting and if such presiding person should so determine, such presiding person shall so declare to the meeting and any such matter or business not properly brought before the meeting shall not be transacted or considered.  Unless and to the extent determined by the Board of Directors or the person presiding over the meeting, meetings of stockholders shall not be required to be held in accordance with the rules of parliamentary procedure.

Section 2.10                             Adjournment.  At any meeting of stockholders of the Corporation, whether or not a quorum is present, a majority in voting power of the stockholders entitled to vote thereat, present in person or represented by proxy, shall have the power to adjourn the meeting from time to time without notice.  Any business may be transacted at the adjourned meeting that might have been transacted at the meeting originally noticed.  If the adjournment is for more than 30 days, or if after the adjournment a new record date is fixed for the adjourned meeting, a notice of the adjourned meeting shall be given to each stockholder of record entitled to vote at the meeting.

Section 2.11                             Consent of Stockholders in Lieu of Meeting.

(a)                                 Unless otherwise restricted by the Certificate of Incorporation, any action required to be taken at any annual or special meeting of stockholders of the Corporation, or any action which may be taken at any annual or special meeting of the stockholders, may be taken without a meeting, without prior notice and without a vote, if a consent or consents in writing, setting forth the action so taken, shall be signed by the holders of outstanding stock having not less than the minimum number of votes that would be necessary to authorize or take such action at a meeting at which all shares entitled to vote thereon were present and voted.

(b)                                 Any electronic transmission consenting to an action to be taken and transmitted by a stockholder or proxyholder, or by a person or persons authorized to act for a stockholder or proxyholder, shall be deemed to be written, signed and dated for the purposes of these Bylaws to the extent permitted by law.  Any such consent shall be delivered in accordance with Section 228(d)(1) of the General Corporation Law of the State of Delaware.  Prompt notice of the taking of the corporate action without a meeting by less than unanimous written consent shall be given to those stockholders who have not consented in writing or electronic transmission and who, if the action had been taken at a meeting, would have been entitled to notice of the meeting if the record date of such meeting had been the date that written consents signed by a sufficient number of stockholders to take the action were delivered to the Corporation as provided by law.

(c)                                  Any copy, facsimile or other reliable reproduction of a consent in writing may be substituted or used in lieu of the original writing for any and all purposes for which the original writing could be used.

ARTICLE III
BOARD OF DIRECTORS

Section 3.1                                    Powers.  The business and affairs of the Corporation shall be managed by or under the direction of its Board of Directors.  The Board of Directors shall exercise all of the powers and duties conferred by law except as provided by the Certificate of Incorporation or these Bylaws.

Section 3.2                                    Number and Term.  The number of directors of the Corporation shall be determined from time to time by resolution of the Board of Directors.  The Board of Directors shall be elected by the stockholders at their annual meeting, and each director shall be elected to serve for the term of one year or until his or her successor is elected and qualified or until his or her earlier death, resignation, disqualification or removal.  Directors need not be stockholders.

Section 3.3                                    Resignations.  Any director may resign at any time upon notice given in writing or by electronic transmission to the Board of Directors, the Chairman of the Board of Directors, the President or the Secretary.  The resignation shall take effect at the time specified therein, and if no time is specified, at the time of its receipt by the Board of Directors, the Chairman of the Board of Directors, the President or Secretary, as the case may be.  Unless otherwise specified therein, the acceptance of such resignation shall not be necessary to make it effective.

Section 3.4                                    Removal.  Any director or the entire Board of Directors may be removed either with or without cause at any time by the affirmative vote of the holders of a majority in voting power of the outstanding shares then entitled to vote for the election of directors at any annual or special meeting of the stockholders called for that purpose or by written consent as permitted by law.

Section 3.5                                    Newly Created Directorships and Vacancies.  Unless otherwise provided by law or in the Certificate of Incorporation, any newly created directorship or any vacancy occurring in the Board of Directors for any cause may be filled by a majority of the remaining members of the Board of Directors, although such majority is less than a quorum, or by a plurality of the votes cast at a meeting of stockholders, and each director so elected shall hold office until the expiration of the term of office of the director whom he or she has replaced or until his or her successor is elected and qualified.

Section 3.6                                    Meetings.

(a)                                 The initial directors shall hold their first meeting to organize the Corporation, elect officers and transact any other business that may properly come before the meeting.  An annual meeting of the Board of Directors shall be held immediately after each annual meeting of the stockholders, or at such time and place as may be noticed for the meeting.

(b)                                 Regular meetings of the Board of Directors may be held at such places and times as shall be determined from time to time by written or electronic transmission of consent of a resolution of the directors.

(c)                                  Special meetings of the Board of Directors shall be called by the President or by the Secretary on the written or electronic transmission of such request of any director and shall be held at such place as may be determined by the directors or as shall be stated in the notice of the meeting.

Section 3.7                                    Notice of Meetings.  Except as provided by law, notice of regular meetings need not be given.  Notice of the time and place of any special meeting shall be given to each director by the Secretary.  Notice of each such meeting shall be given to each director, if by mail, addressed to such director at his or her residence or usual place of business and deposited in a United States post office at least one day before the day on which such meeting is to be held, or by electronic transmission addressed to such director or delivered personally or by telephone at least 24 hours before the time at which such meeting is to be held.  The notice of any meeting need not specify the purpose thereof.

Section 3.8                                    Quorum, Voting and Adjournment.  A majority of the total number of directors shall constitute a quorum for the transaction of business.  The vote of a majority of the directors present at a meeting at which a quorum is present shall be the act of the Board of Directors.  In the absence of a quorum, a majority of the directors present thereat may adjourn such meeting to another time and place.  Notice of such adjourned meeting need not be given if the time and place of such adjourned meeting are announced at the meeting so adjourned.

Section 3.9                                    Committees.  The Board of Directors may, by resolution, designate one or more committees, each such committee to consist of one or more of the directors of the Corporation.  The Board of Directors may designate one or more directors as alternate members of any committee to replace any absent or disqualified member at any meeting of the committee.  In the absence or disqualification of a member of a committee, the member or members present at any meeting and not disqualified from voting, whether or not he, she or they constitute a quorum, may unanimously appoint another member of the Board of Directors to act at the meeting in the place of any such absent or disqualified member.  Any such committee, to the extent provided in the resolution of the Board of Directors establishing such committee, shall have and may exercise all the powers and authority of the Board of Directors in the management of the business and affairs of the Corporation, and may authorize the seal of the Corporation to be affixed to all papers which may require it; but no such committee shall have the power or authority in reference to the following matters:  (a) approving or adopting, or recommending to the stockholders, any action or matter (other than the election or removal of directors) expressly required by the General Corporation Law of the State of Delaware to be submitted to stockholders for approval or (b) adopting, amending or repealing any bylaw of the Corporation.  All committees of the Board of Directors shall keep minutes of their meetings and shall report their proceedings to the Board of Directors when requested or required by the Board of Directors.

Section 3.10                             Action Without a Meeting.  Unless otherwise restricted by the Certificate of Incorporation, any action required or permitted to be taken at any meeting of the Board of Directors or of any committee thereof may be taken without a meeting if all members of the Board of Directors or any committee thereof, as the case may be, consent thereto in writing or by electronic transmission.

Section 3.11                             Compensation.  The Board of Directors shall have the authority to fix the compensation of directors for their services.  In addition, as determined by the Board of Directors, directors may be reimbursed by the Corporation for their expenses, if any, in the performance of their duties as directors.  A director may also serve the Corporation in other capacities and receive compensation therefor.

Section 3.12                             Remote Meeting.  Unless otherwise restricted by the Certificate of Incorporation, members of the Board of Directors, or any committee designated by the Board of Directors, may participate in a meeting by means of conference telephone or other communications equipment in which all persons participating in the meeting can hear each other.  Participation in a meeting by means of conference telephone or other communications equipment shall constitute the presence in person at such meeting.

ARTICLE IV
OFFICERS

Section 4.1                                    Number.  The officers of the Corporation shall include a President and a Secretary, both of whom shall be elected by the Board of Directors and who shall hold office for a term of one year and until their successors are elected and qualified or until their earlier resignation or removal.  In addition, the Board of Directors may elect a Chairman of the Board of Directors, one or more Vice Presidents, including one or more Executive Vice Presidents, a Treasurer and one or more Assistant Treasurers and one or more Assistant Secretaries, who shall hold their office for such terms and shall exercise such powers and perform such duties as shall be determined from time to time by the Board of Directors.  The initial officers shall be elected at the first meeting of the Board of Directors and, thereafter, at the annual organizational meeting of the Board of Directors.  Any number of offices may be held by the same person.

Section 4.2                                    Other Officers and Agents.  The Board of Directors may appoint such other officers and agents as it deems advisable, who shall hold their office for such terms and shall exercise and perform such powers and duties as shall be determined from time to time by the Board of Directors.

Section 4.3                                    Chairman.  The Chairman of the Board of Directors shall be a member of the Board of Directors and shall preside at all meetings of the Board of Directors and of the stockholders.  In addition, the Chairman of the Board of Directors shall have such powers and perform such other duties as from time to time may be assigned to him or her by the Board of Directors.

Section 4.4                                    President.  The President shall be the Chief Executive Officer of the Corporation.  He or she shall exercise such duties as customarily pertain to the office of President and Chief Executive Officer, and shall have general and active management of the property, business and affairs of the Corporation, subject to the supervision and control of the Board of Directors.  He or she shall perform such other duties as prescribed from time to time by the Board of Directors or these Bylaws.  In the absence, disability or refusal of the Chairman of the Board of Directors to act, or the vacancy of such office, the President shall preside at all meetings of the stockholders and of the Board of Directors.  Except as the Board of Directors shall otherwise authorize, the President shall execute bonds, mortgages and other contracts on behalf of the Corporation, and shall cause the seal to be affixed to any instrument requiring it and, when so affixed, the seal shall be attested by the signature of the Secretary or an Assistant Secretary or the Treasurer or an Assistant Treasurer.

Section 4.5                                    Vice Presidents.  Each Vice President, if any are elected, of whom one or more may be designated an Executive Vice President, shall have such powers and shall perform such duties as shall be assigned to him or her by the President or the Board of Directors.

Section 4.6                                    Treasurer.  The Treasurer shall have the general care and custody of the funds and securities of the Corporation, and shall deposit all such funds in the name of the Corporation in such banks, trust companies or other depositories as shall be selected by the Board of Directors.  He or she shall receive, and give receipts for, moneys due and payable to the Corporation from any source whatsoever.  He or she shall exercise general supervision over expenditures and disbursements made by officers, agents and employees of the Corporation and the preparation of such records and reports in connection therewith as may be necessary or desirable.  He or she shall, in general, perform all other duties incident to the office of Treasurer and such other duties as from time to time may be assigned to him or her by the Board of Directors.

Section 4.7                                    Secretary.  The Secretary shall:  (a) cause minutes of all meetings of the stockholders and directors to be recorded and kept; (b) cause all notices required by these Bylaws or otherwise to be given properly; (c) see that the minute books, stock books, and other nonfinancial books, records and papers of the Corporation are kept properly; and (d) cause all reports, statements, returns, certificates and other documents to be prepared and filed when and as required.  The Secretary shall have such further powers and perform such other duties as prescribed from time to time by the Board of Directors.

Section 4.8                                    Assistant Treasurers and Assistant Secretaries.  Each Assistant Treasurer and each Assistant Secretary, if any are elected, shall be vested with all the powers and shall perform all the duties of the Treasurer and Secretary, respectively, in the absence or disability of such officer, unless or until the Board of Directors shall otherwise determine.  In addition, Assistant Treasurers and Assistant Secretaries shall have such powers and shall perform such duties as shall be assigned to them by the Board of Directors.

Section 4.9                                    Corporate Funds and Checks.  The funds of the Corporation shall be kept in such depositories as shall from time to time be prescribed by the Board of Directors.  All checks or other orders for the payment of money shall be signed by the President or the Treasurer or such other person or agent as may from time to time be authorized and with such countersignature, if any, as may be required by the Board of Directors.

Section 4.10                             Contracts and Other Documents.  The President or the Treasurer, or such other officer or officers as may from time to time be authorized by the Board of Directors or any other committee given specific authority by the Board of Directors during the intervals between the meetings of the Board of Directors, shall have power to sign and execute on behalf of the Corporation deeds, conveyances and contracts, and any and all other documents requiring execution by the Corporation.

Section 4.11                             Compensation.  The compensation of the officers of the Corporation shall be fixed from time to time by the Board of Directors (subject to any employment agreements that may then be in effect between the Corporation and the relevant officer).  None of such officers shall be prevented from receiving such compensation by reason of the fact that he or she is also a director of the Corporation.  Nothing contained herein shall preclude any officer from serving the Corporation, or any subsidiary, in any other capacity and receiving such compensation by reason of the fact that he or she is also a director of the Corporation.

Section 4.12                             Ownership of Stock of Another Corporation.  Unless otherwise directed by the Board of Directors, the President or the Treasurer, or such other officer or agent as shall be authorized by the Board of Directors, shall have the power and authority, on behalf of the Corporation, to attend and to vote at any meeting of equity holders of any entity in which the Corporation holds an interest and may exercise, on behalf of the Corporation, any and all of the rights and powers incident to the ownership of such equity at any such meeting, including the authority to execute and deliver proxies and consents on behalf of the Corporation.

Section 4.13                             Delegation of Duties.  In the absence, disability or refusal of any officer to exercise and perform his or her duties, the Board of Directors may delegate to another officer such powers or duties.

Section 4.14                             Resignation and Removal.  Any officer may resign at any time in the same manner prescribed under Section 3.3 of these Bylaws.  Any officer of the Corporation may be removed from office for or without cause at any time by the Board of Directors.

Section 4.15                             Vacancies.  The Board of Directors shall have power to fill vacancies occurring in any office.

ARTICLE V
STOCK

Section 5.1                                    Certificates of Stock.  The shares of the Corporation shall be represented by certificates, provided that the Board of Directors may provide by resolution or resolutions that some or all of any or all classes or series of stock shall be uncertificated shares.  Any such resolution shall not apply to shares represented by a certificate until such certificate is surrendered to the Corporation.  Every holder of stock represented by certificates shall be entitled to have a certificate signed by or in the name of the Corporation by the Chairman or Vice Chairman of the Board of Directors, if any, or the President or a Vice President, and by the Treasurer or an Assistant Treasurer, or the Secretary or an Assistant Secretary, of the Corporation certifying the number of shares owned by such holder in the Corporation.  Any or all of the signatures on the certificate may be a facsimile.  The Board of Directors shall have the power to appoint one or more transfer agents and/or registrars for the transfer or registration of certificates of stock of any class, and may require stock certificates to be countersigned or registered by one or more of such transfer agents and/or registrars.

Section 5.2                                    Transfer of Shares.  Shares of stock of the Corporation shall be transferable upon its books by the holders thereof, in person or by their duly authorized attorneys or legal representatives, upon surrender and delivery to the Corporation of the certificate representing such shares and a duly executed instrument authorizing transfer of such shares, if certificated, or delivery of a duly executed instrument authorizing transfer of such shares, if uncertificated, to the person in charge of the stock and transfer books and ledgers.  If certificated, such certificates shall be cancelled and new certificates shall thereupon be issued.  A record shall be made of each transfer.  Whenever any transfer of shares shall be made for collateral security, and not absolutely, it shall be so expressed in the entry of the transfer if, when the certificates are presented, both the transferor and transferee request the Corporation to do so.  The Board of Directors shall have power and authority to make such rules and regulations as it may deem necessary or proper concerning the issue, transfer and registration of certificates for shares of stock of the Corporation.

Section 5.3                                    Lost, Stolen, Destroyed or Mutilated Certificates.  A new certificate of stock may be issued in the place of any certificate previously issued by the Corporation alleged to have been lost, stolen or destroyed, and the Board of Directors may, in its discretion, require the owner of such lost, stolen or destroyed certificate, or his or her legal representative, to give the Corporation a bond, in such sum as the Board of Directors may direct, in order to indemnify the Corporation against any claims that may be made against it in connection therewith.  A new certificate of stock may be issued in the place of any certificate previously issued by the Corporation that has become mutilated without the posting by the owner of any bond upon the surrender by such owner of such mutilated certificate.

Section 5.4                                    List of Stockholders Entitled To Vote.  The stock ledger shall be the only evidence as to who are the stockholders entitled to examine the list required by General Corporation Law of the State of Delaware Section 219 or to vote in person or by proxy at any meeting of stockholders.

Section 5.5                                    Dividends.  Subject to the provisions of the Certificate of Incorporation, the Board of Directors may at any regular or special meeting, declare dividends upon the stock of the Corporation either (a) out of its surplus, as defined in and computed in accordance with General Corporation Law of the State of Delaware Section 154 or (b) in case there shall be no such surplus, out of its net profits for the fiscal year in which the dividend is declared and/or the preceding fiscal year.  Before the declaration of any dividend, the Board of Directors may set apart, out of any funds of the Corporation available for dividends, such sum or sums as from time to time in its discretion may be deemed proper for working capital or as a reserve fund to meet contingencies or for such other purposes as shall be deemed conducive to the interests of the Corporation.

Section 5.6                                    Fixing Date for Determination of Stockholders of Record.  In order that the Corporation may determine the stockholders entitled to notice of or to vote at any meeting of stockholders or any adjournment thereof, or to express consent to corporate action in writing or by electronic transmission without a meeting, or entitled to receive payment of any dividend or other distribution or allotment of any rights, or entitled to exercise any rights in respect of any change, conversion or exchange of stock or for the purpose of any other lawful action, the Board of Directors may fix a record date, which record date shall not precede the date upon which the resolution fixing the record date is adopted by the Board of Directors, and which record date:  (a) in the case of determination of stockholders entitled to vote at any meeting of stockholders or adjournment thereof shall, unless otherwise required by law, not be more than sixty (60) nor less than ten (10) days before the date of such meeting; (b) in the case of determination of stockholders entitled to express consent to corporate action in writing without a meeting, shall not be more than ten (10) days from the date upon which the resolution fixing the record date is adopted by the Board of Directors; and (c) in the case of any other action, shall not be more than sixty (60) days prior to such other action.  If no record date is fixed:  (i) the record date for determining stockholders entitled to notice of or to vote at a meeting of stockholders shall be at the close of business on the day next preceding the day on which notice is given, or, if notice is waived, at the close of business on the day next preceding the day on which the meeting is held; (ii) the record date for determining stockholders entitled to express consent to corporate action in writing without a meeting, when no prior action of the Board of Directors is required by law, shall be the first date on which a signed written consent setting forth the action taken or proposed to be taken is delivered to the Corporation in accordance with law, or, if prior action by the Board of Directors is required by law, shall be at the close of business on the day on which the Board of Directors adopts the resolution taking such prior action; and (iii) the record date for determining stockholders for any other purpose shall be at the close of business on the day on which the Board of Directors adopts the resolution relating thereto.  A determination of stockholders of record entitled to notice of or to vote at a meeting of stockholders shall apply to any adjournment of the meeting; provided, however, that the Board of Directors may fix a new record date for the adjourned meeting.

Section 5.7                                    Registered Stockholders.  Prior to the surrender to the Corporation of the certificate or certificates for a share or shares of stock with a request to record the transfer of such share or shares, the Corporation may treat the registered owner as the person entitled to receive dividends, to vote, to receive notifications, and otherwise to exercise all the rights and powers of an owner.  Except as otherwise required by law, the Corporation shall not be bound to recognize any equitable or other claim to or interest in such share or shares on the part of any other person, whether or not it shall have express or other notice thereof.

ARTICLE VI
INDEMNIFICATION; INSURANCE

Section 6.1                                    Right to Indemnification.  Each person who was or is a party or is threatened to be made a party to or is involved in any proceeding by reason of the fact that he or she, or a person of whom he or she is the legal representative, is or was a director or officer of the Corporation or is or was serving at the request of the Corporation as a director, officer, employee, partner (limited or general) or agent of another corporation or of a partnership, joint venture, limited liability company, trust or other enterprise, including service with respect to an employee benefit plan, shall be (and shall be deemed to have a contractual right to be) indemnified and held harmless by the Corporation (and any successor to the Corporation by merger or otherwise) to the fullest extent authorized by, and subject to the conditions and (except as provided herein) procedures set forth in the DGCL, as the same exists or may hereafter be amended (but any such amendment shall not be deemed to limit or prohibit the rights of indemnification hereunder for past acts or omissions of any such person insofar as such amendment limits or prohibits the indemnification rights that said law permitted the Corporation to provide prior to such amendment), against all expenses, liabilities and losses (including attorneys’ fees, judgments, fines, ERISA truces or penalties and amounts paid or to be paid in settlement) reasonably incurred or suffered by such person in connection therewith; provided, however, that the Corporation shall indemnify any such person seeking indemnification in connection with a proceeding (or part thereof) initiated by such person (except for a suit or action pursuant to Section 6.2 hereof) only if such proceeding (or part thereof) was authorized by the Board of Directors of the Corporation. Persons who are not directors or officers of the

Corporation and are not so serving at the request of the Corporation may be similarly indemnified in respect of such service to the extent authorized at any time by the Board of Directors of the Corporation.

The indemnification conferred in this Section 6.1 also shall include the right to be paid by the Corporation (and such successor) the expenses (including attorneys’ fees) incurred in the defense of or other involvement in any such proceeding in advance of its final disposition; provided, however, that, if and to the extent the DGCL requires, the payment of such expenses (including attorneys’ fees) incurred by a director or officer in advance of the final disposition of a proceeding shall be made only upon delivery to the Corporation of an undertaking by or on behalf of such director or officer to repay all amounts so paid in advance if it shall ultimately be determined that such director or officer is not entitled to be indemnified under this Section 6.1 or otherwise; and provided further, that, such expenses incurred by other employees and agents may be so paid in advance upon such terms and conditions, if any, as the Board of Directors deems appropriate.

Section 6.2                                    Right of Claimant to Bring Action Against the Corporation. If a claim under Section 6.1 is not paid in full by the Corporation within sixty days after a written claim has been received by the Corporation, the claimant may at any time thereafter bring an action against the Corporation to recover the unpaid amount of the claim and, if successful in whole or in part, the claimant shall be entitled to be paid also the expense of prosecuting such action. It shall be a defense to any such action (other than an action brought to enforce a claim for expenses incurred in connection with any proceeding in advance of its final disposition where the required undertaking, if any is required, has been tendered to the Corporation) that the claimant has not met the standards of conduct which make it permissible under the DGCL for the Corporation to indemnify the claimant for the amount claimed or is otherwise not entitled to indemnification under Section 6.1, but the burden of proving such defense shall be on the Corporation. The failure of the Corporation (in the manner provided under the DGCL) to have made a determination prior to or after the commencement of such action that indemnification of the claimant is proper in the circumstances because he or she has met the applicable standard of conduct set forth in the DGCL shall not be a defense to the action or create a presumption that the claimant has not met the applicable standard of conduct. Unless otherwise specified in an agreement with the claimant, an actual determination by the Corporation (in the manner provided under the DGCL) after the commencement of such action that the claimant has not met such applicable standard of conduct shall not be a defense to the action, but shall create a presumption that the claimant has not met the applicable standard of conduct.

Section 6.3                                    Non-exclusivity. The rights to indemnification and advance payment of expenses provided by Section 6.1 hereof shall not be deemed exclusive of any other rights to which those seeking indemnification and advance payment of expenses may be entitled under any bylaw, agreement, vote of stockholders or disinterested directors or otherwise, both as to action in his or her official capacity and as to action in another capacity while holding such office.

Section 6.4                                    Survival of Indemnification. The indemnification and advance payment of expenses and rights thereto provided by, or granted pursuant to, Section 6.1 hereof shall, unless otherwise provided when authorized or ratified, continue as to a person who has ceased to be a director, officer, employee, partner or agent and shall inure to the benefit of the personal representatives, heirs, executors and administrators of such person.

Section 6.5                                    Insurance. The Corporation shall have power to purchase and maintain insurance on behalf of any person who is or was a director, officer, employee or agent of the Corporation, or is or was serving at the request of the Corporation as a director, officer, employee, partner (limited or general) or agent of another corporation or of a partnership, joint venture, limited liability company, trust or other enterprise, against any liability asserted against such person or incurred by such person in any such capacity, or arising out of such person’s status as such, and related expenses, whether or not the Corporation would have the power to indemnify such person against such liability under the provisions of the DGCL.

Section 6.6                                    Reliance on Provisions. Each person who shall act as a director or officer of the Corporation, or as the legal representative of such person, or who while a director or officer serves at the request of the Corporation as a director, officer, employee, trustee or agent of another corporation or of a partnership, limited liability company, joint venture, trust or other enterprise, shall be deemed to be doing so in reliance upon rights of indemnification provided by this Article VI. Any repeal or modification of the provisions of this Article VI shall not adversely affect any right or benefit of any potential claimant existing at the time of such repeal or modification.

ARTICLE VII
MISCELLANEOUS

Section 7.1                                    Amendments.  These Bylaws may be altered, amended or repealed, and new Bylaws made, by the Board of Directors, but the stockholders may make additional Bylaws and may alter and repeal any Bylaws whether adopted by them or otherwise.

Section 7.2                                    Electronic Transmission.  For purposes of these Bylaws, “electronic transmission” means any form of communication, not directly involving the physical transmission of paper, that creates a record that may be retained, retrieved, and reviewed by a recipient thereof, and that may be directly reproduced in paper form by such a recipient through an automated process.

Section 7.3                                    Corporate Seal.  The Board of Directors may provide a suitable seal, containing the name of the Corporation, which seal shall be in charge of the Secretary.  If and when so directed by the Board of Directors or a committee thereof, duplicates of the seal may be kept and used by the Treasurer or by an Assistant Secretary or Assistant Treasurer.

Section 7.4                                    Fiscal Year.  The fiscal year of the Corporation shall begin on the first day of January of each year and end on the last day of December of the same year, or such other 12 consecutive months as the Board of Directors may designate.

Section 7.5                                    Waiver of Notice.  A written waiver of any notice, signed by a stockholder or director, or waiver by electronic transmission by such person, whether given before or after the time of the event for which notice is to be given, shall be deemed equivalent to the notice required to be given to such person.  Neither the business nor the purpose of any meeting need be specified in such a waiver.  Attendance at any meeting shall constitute waiver of notice except attendance for the sole purpose of objecting, at the beginning of the meeting, to the transaction of any business because the meeting is not lawfully called or convened.

Section 7.6                                    Section Headings.  Section headings in these Bylaws are for convenience of reference only and shall not be given any substantive effect in limiting or otherwise construing any provision herein.

Section 7.7                                    Inconsistent Provisions; Changes in Delaware Law.  If any provision of these Bylaws is or becomes inconsistent with any provision of the Certificate of Incorporation, the General Corporation Law of the State of Delaware or any other applicable law, the provision of these Bylaws shall not be given any effect to the extent of such inconsistency but shall otherwise be given full force and effect.  If any of the provisions of the General Corporation Law of the State of Delaware referred to above are modified or superseded, the references to those provisions is to be interpreted to refer to the provisions as so modified or superseded.

Date of Adoption: